Form 10-K405, Exhibit 13
period 1998-12-31
QWEST COMMUNICATIONS INTERNATIONAL INC
filed 1999-03-23
CIK 1037949

SELECTED FINANCIAL DATA                                             EXHIBIT 13

The selected financial data related to the Company's financial condition and results of operations for each of the years in the five-year period ended December 31, 1998 are summarized as follows and should be read in conjunction with the discussion under "Management's Discussion and Analysis of Financial Condition and Results of Operations," and the Consolidated Financial Statements of the Company and the notes thereto, appearing elsewhere in this Annual Report.

(in millions, except per share information and route mile data)      1998(1)       1997       1996       1995        1994
-----------------------------------------------------------------------------------------------------------------------------
STATEMENT OF OPERATIONS:
Total revenue                                                     $ 2,242.7      $ 696.7    $ 231.0    $ 125.1     $  70.9
Total operating expenses                                            2,996.4        673.2      243.0      161.2        81.5
Earnings (loss) from operations                                      (753.7)        23.5      (12.0)     (36.1)      (10.6)
Earnings (loss) before income taxes                                  (849.8)        23.6      (10.1)     (38.5)      (10.7)
Net earnings (loss)                                               $  (844.0)     $  14.5    $  (6.9)   $ (25.1)    $  (6.9)
Net earnings (loss) per share - basic                             $    (3.02)    $   0.08   $  (0.04)  $  (0.15)   $  (0.04)
Net earnings (loss) per share - diluted                           $    (3.02)    $   0.07   $  (0.04)  $  (0.15)   $  (0.04)

                                                                     1998         1997       1996       1995        1994
-----------------------------------------------------------------------------------------------------------------------------
SUMMARY BALANCE SHEET DATA:
Total assets                                                      $ 8,067.6      $1,398.1   $ 262.6    $ 184.2     $  89.5
Long-term debt                                                    $ 2,307.1      $  630.5   $ 109.3    $  68.8     $  27.0
Total stockholders' equity(2)                                     $ 4,238.2      $  381.8   $   9.4    $  26.5     $  24.6

                                                                     1998         1997       1996       1995        1994
-----------------------------------------------------------------------------------------------------------------------------
OTHER FINANCIAL DATA:
EBITDA(3)                                                         $   294.5      $  43.7    $  6.9     $(26.0)     $ (6.3)
Net cash provided by (used in)
  operating activities                                            $    44.5        (36.4)   $ 32.5     $(56.6)     $  3.3
Net cash used in investing
activities                                                        $(1,438.8)     $(356.8)   $(52.6)    $(58.9)     $(41.7)
Net cash provided by financing
activities                                                        $ 1,477.3      $ 766.1    $ 25.5     $113.9      $ 34.3
Capital expenditures                                              $ 1,413.2      $ 345.8    $ 57.1     $ 48.7      $ 40.9

OPERATING DATA:
Route miles of conduit installed                                    17,000      9,500      3,650
Route miles of fiber activated                                      12,500      3,400        900
Minutes of use (for the year ended, in millions)                    10,800        669        382

(1) The selected financial and operating data for the year ended and as of December 31, 1998 include the effect of the acquisitions of LCI International, Inc., Icon CMT Corp., EUnet International Limited and Phoenix Network, Inc., which occurred during 1998. (See further discussion of these acquisitions in "Management's Discussion and Analysis of Financial Condition and Results of Operations.")

(2) The Company has not paid cash dividends on its Common Stock since becoming a public company in June 1997 and does not anticipate paying cash dividends in the foreseeable future.

(3)EBITDA represents net earnings (loss) before interest, income tax expense (benefit), depreciation and amortization, a non-recurring expense of $2.6 million in the year ended December 31, 1996 to restructure operations, the non-recurring gain on sale of telecommunications agreements of $6.1 million in the year ended December 31, 1996, the non-recurring gain on sale of contract rights of approximately $9.3 million in the year ended December 31, 1997, and non-recurring merger-related expenses of $846.5 million in the year ended December 31, 1998. EBITDA does not represent cash flow for the periods presented and should not be considered as an alternative to net earnings (loss) as an indicator of the Company's operating performance or as an alternative to cash flows as a source of liquidity, and may not be comparable with EBITDA as defined by other companies.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with the Company's accompanying audited consolidated financial statements and the notes thereto.

OVERVIEW

Qwest Communications International Inc. ("Qwest" or the "Company") is a facilities-based multimedia communications services provider engaged in two core businesses: Communications Services and Construction Services.

Communications Services includes Internet and Multimedia Services, Business Services, Consumer Services and Wholesale Services. Internet and Multimedia Services provides Internet Protocol ("IP") - enabled services such as Internet access, web hosting, co-location and remote access. Internet and Multimedia Services are being developed according to market demand in partnership with leading information technology companies. They include Microsoft Corporation ("Microsoft") (business applications and services), Netscape Communications Corporation ("Netscape") (one-stop access for an array of communications services accessed over the Internet) and Covad Communications Group, Inc. ("Covad") (high-speed local network connectivity). Business Services and Consumer Services provide a full range of voice, data, video and related services to business customers, governmental agencies and consumers. Wholesale Services provides high-volume voice and conventional private line services to other communications providers, as well as to Internet service providers ("ISPs"), and other data service companies.

Construction Services constructs and installs fiber optic systems for other communications providers, as well as for the Company's own use. The Company began operations in 1988 constructing fiber optic conduit systems primarily for major long distance carriers in exchange for cash and capacity rights. The Company entered into major construction contracts for the sale of dark fiber to Frontier, MCI WorldCom and GTE whereby the Company has agreed to install and provide dark fiber to each along portions of the Company's network. In addition to these contracts, the Company has signed agreements with other communications providers and government agencies for the sale of dark fiber along the Company's network. Revenue from Construction Services generally is recognized under the percentage of completion method as performance milestones relating to the contract are satisfactorily completed.

Central to Qwest's strategy is the Qwest Macro CapacitySM Fiber Network, a high-capacity Internet protocol ("IP")-based fiber optic network designed to allow customers to seamlessly exchange multimedia content -- images, data and voice. The technologically advanced network will reach approximately 18,800 route miles, with the initial 18,500-route-mile network scheduled for completion in mid-1999 and an additional

300-route-mile segment scheduled for completion by the end of 1999. The network employs a self-healing SONET ring architecture. It is equipped with advanced fiber and state-of-the-art transmission electronics. At full capacity, Qwest's network could transmit two trillion bits of multimedia information per second. Qwest's network architecture supports IP, ATM and Frame Relay services, as well as circuit switched services.

In April 1998, Qwest became the first network service provider to complete a transcontinental IP-based fiber optic network when it activated its network from Los Angeles to San Francisco to New York.

The Company is also expanding its network to carry international data and voice traffic to Mexico, Europe and the Far East. Completion of the Mexico network is scheduled for early 1999. The network expansion into Europe includes capacity on three undersea submarine systems. The transatlantic capacity includes up to eight STM-1s (the European equivalent to SONET OC-3) from New York City to London and other European destinations. The Company is also participating in a consortium of communications companies that is building a submarine cable system connecting the United States to Japan. Scheduled for completion by the second quarter of 2000, the 13,125-mile four-fiber pair cable will ultimately be capable of transmitting information at the rate of 640 gigabits per second.

In November 1998, the Company activated the nation's first OC-48 native IP network along certain routes of the Company's network. Along this OC-48 network, the Company will offer high-speed dedicated Internet access, web hosting, IP-based virtual private network services and expanded availability of voice over IP long distance services. Additionally, the Company's European subsidiary, EUnet International Limited ("EUnet"), provides a pan-European Internet broadcasting network. The services offered allow customers in Europe to broadcast video, data and voice globally. The Company will contribute EUnet to the KPN joint venture. (See discussion of KPN joint venture below.)

Investment in Covad. In January 1999, Qwest made its first investment, totaling $15.0 million in cash, in high-speed, digital subscriber line ("DSL") local networks through an agreement with Covad, a packet-based Competitive Local Exchange Carrier ("CLEC"). Under this agreement, the Company expects to have access to 22 metropolitan areas by the end of 1999, while enhancing its ability to provide its customers with high-speed DSL connectivity to its network.

Alliance With Microsoft. In December 1998, the Company entered into a strategic alliance with Microsoft that will enable businesses to utilize high-speed network services that maximize network resources, reduce costs, generate new sources of revenue and optimize management of computing operations. The Company's service, to be built on the Microsoft(R) Windows NT(R) Server operating system and the Company's IP-based fiber optic network, is designed for businesses of all sizes. Microsoft will license a broad range of its software to Qwest. The parties will jointly market and sell the services. In addition, Microsoft purchased 4.4 million shares of Qwest for $200.0 million.

Under this agreement, the Company expects to offer businesses a high-speed service that is scalable and secure commencing in 1999. The Company will also support the development, integration and maintenance of advanced hosting services, including dedicated electronic commerce, web application hosting, streaming media, managed software services and virtual private networking built on Microsoft platforms.

KPN Joint Venture. On November 19, 1998, the Company and KPN Telecom B.V. ("KPN") entered into a letter of intent to form a joint venture to create a pan-European IP-based fiber optic network, linked to the Company's network in North America, for data, video and voice services. The venture is expected to be formed in the first quarter of 1999, subject to definitive documentation and customary regulatory approvals.

The venture will offer wholesale, private line and IP-based services, including intranets, extranets, web hosting, IP-Virtual Private Networks ("VPN"), Internet access, data and voice services. The venture will also sell dark fiber and plans to offer frame relay and ATM-based services. Customers of the venture will include Internet service and content providers, multinational firms in Europe and North America, as well as telecommunications carriers, operators and others who want to purchase wholesale or retail network capacity, fiber or services.

The Company and KPN will each own 50 percent of the venture. The venture will be governed by a six-person supervisory board, to which the Company and KPN each will name three members. KPN will contribute to the venture two bi-directional, self-healing fiber optic rings (EuroRings(TM) 1 and 2), covering approximately 2,100 miles. The Company and KPN will also contribute transatlantic cable capacity to the venture that will connect EuroRings(TM) with the Company's network in North America, as well as approximately $78.0 million and $20.0 million, respectively. The Company will contribute EUnet, which has net assets of approximately $80.0 million.

Acquisitions. Each of the acquisitions discussed below was accounted for as a purchase. The results of operations of each of these acquisitions have been included in the accompanying consolidated statements of operations of the Company from the date of acquisition. The Company will complete final allocation of purchase price of each acquisition within one year from the acquisition date. The accompanying consolidated financial statements reflect the preliminary allocation of purchase price of each acquisition, which is subject to adjustment.

Icon Acquisition. In December 1998, the Company completed its acquisition of Icon CMT Corp. ("Icon"), a provider of integrated Internet solutions associated with web hosting and IP integration, for approximately $254.1 million in Company common stock, including approximately $3.5 million of direct acquisition costs. At the close of the acquisition, the Company issued approximately 5.9 million shares of the Company's common stock (including outstanding Icon stock options and warrants assumed by the Company).

In connection with the acquisition of Icon, the Company allocated $10.0 million of the purchase price to in-process research and development ("R&D") projects, $2.3 million to developed technology, $71.8 million to other intangible assets and $194.0 million to goodwill. This allocation to the in-process R&D represents the estimated fair value based on risk-adjusted cash flows related to the incomplete projects. The in-process R&D was expensed at the date of acquisition as the in-process R&D had not reached technological feasibility. The developed technology, other intangible assets and goodwill are being amortized on a straight-line basis from 4 to 15 years. (See further discussion of the Icon acquisition in RESULTS OF OPERATIONS.)

LCI Acquisition. In June 1998, the Company acquired LCI International, Inc. and subsidiaries ("LCI"), a communications services provider, for approximately $3.9 billion in Company common stock, including approximately $13.5 million in direct acquisition costs. At the close of the acquisition, the Company issued approximately 129.9 million shares of the Company's common stock (including outstanding LCI stock options assumed by the Company).

In connection with the acquisition of LCI, the Company allocated $682.0 million of the purchase price to in-process R&D projects, $318.0 million to developed technology, $65.0 million to other intangible assets and $3,071.0 million to goodwill. The allocation to the in-process R&D represents the estimated fair value based on risk-adjusted cash flows related to the incomplete projects. The in-process R&D was expensed at the date of acquisition as the in-process R&D had not reached technological feasibility. The developed technology, other intangible assets and goodwill are being amortized on a straight-line basis from 10 to 40 years. (See further discussion of the LCI acquisition in RESULTS OF OPERATIONS.)

EUnet Acquisition. In April 1998, the Company acquired EUnet, a European ISP with subsidiaries in 14 countries, for approximately $154.0 million in Company common stock, including approximately $3.5 million in direct acquisition costs, and $4.2 million in cash. At the close of the acquisition, the Company issued approximately 4.0 million shares of Company common stock. Approximately 0.6 million shares were placed in escrow for two years and may be recovered by the Company to satisfy any indemnification claims. At the expiration of the escrow period, these shares revert to the EUnet stockholders.

The Company allocated $68.0 million of the purchase price to in-process R&D projects. The allocation to the in-process R&D represents the estimated fair value based on risk-adjusted cash flows related to the incomplete projects. The in-process R&D was expensed at the date of acquisition as the in-process R&D had not reached technological feasibility. The remaining intangibles from the purchase relate to developed technology and goodwill and are being amortized on a straight-line basis over five years and ten years, respectively. (See further discussion of the EUnet acquisition in RESULTS OF OPERATIONS.)

Phoenix Acquisition. In March 1998, the Company acquired Phoenix Network, Inc. ("Phoenix"), a non-facilities-based reseller of long distance services. Approximately 0.8 million shares of the Company common stock having a value of approximately $27.2 million were exchanged for the outstanding shares of Phoenix.

SuperNet Acquisition. In October 1997, the Company acquired SuperNet, Inc. ("SNI"), an ISP, for $20.0 million in cash, including acquisition costs.

RESULTS OF OPERATIONS

YEAR ENDED DECEMBER 31, 1998
COMPARED TO YEAR ENDED DECEMBER 31, 1997

The Company reported a net loss of $844.0 million in the year ended December 31, 1998, compared to net earnings of $14.5 million in the same period of the prior year. For the comparative periods presented, the Company's results of operations include the acquisitions of the following: SNI from October 1997; Phoenix from March 1998; EUnet from April 1998; and LCI from June 1998. Excluding the effects of the merger-related costs and the write-off of in-process R&D costs related to the LCI, EUnet and Icon acquisitions in 1998 and the charge for the redemption of a total of $87.5 million in principal amount of its 107/8% Notes, the Company's reported net loss would have been $(19.4) million for the year ended December 31, 1998 compared to net earnings of $14.5 million for the same period of the prior year.

Revenue. Components of revenue for the years ended December 31, 1998 and 1997 were as follows:


                                          Year Ended December 31,
--------------------------------------------------------------------------------
(in millions)                             1998       1997       Increase
--------------------------------------------------------------------------------
Communications services                 $ 1,554.3  $ 115.3     $  1,439.0
Construction services                       688.4    581.4          107.0
                                        ----------------------------------------
  Total revenue                         $ 2,242.7  $ 696.7     $  1,546.0
--------------------------------------------------------------------------------

During the year ended December 31, 1998, as compared to the prior year, Communications Services revenue increased due to the addition of revenue from the acquisitions discussed above, and due to growth in all aspects of Communications Services. Construction Services revenue increased during the year ended December 31, 1998, as compared to the prior year, primarily as a result of additional dark fiber sales to other carriers and the further completion of construction of the Company's nationwide network. As the completion of the Company's network occurs in 1999, the Company expects that revenue from Construction Services will be less significant to the Company's operations.

Operating Expenses. Components of operating expenses for the years ended December 31, 1998 and 1997 were as follows:


                                          Year Ended December 31,
--------------------------------------------------------------------------------
(in millions)                             1998       1997       Increase
--------------------------------------------------------------------------------
Access and network operations           $  961.8   $   86.0    $   875.8
Construction services                      446.8      408.3         38.5
Selling, general and administrative        539.6      158.7        380.9
Depreciation and amortization              201.7       20.2        181.5
Merger-related costs                       846.5         --        846.5
                                        ----------------------------------------
  Total operating expenses              $2,996.4   $  673.2    $ 2,323.2
--------------------------------------------------------------------------------

Expenses for access and network operations primarily consist of the cost of operating the Company's network, Local Exchange Carrier ("LEC") access charges and the cost of leased capacity. The increase in access and network operations for the year ended December 31, 1998 over the prior year was primarily attributable to growth in revenue from acquisitions, as well as internally generated growth in Communications Services revenue. As the network is completed and activated, the Company expects that it will be able to serve more customer needs over its own network, thereby reducing such costs as a percentage of revenue.

Expenses for Construction Services consist primarily of costs to construct the Company's network, including conduit, fiber, cable, construction crews and rights of way. Costs attributable to the construction of the network for the Company's own use are capitalized. Expenses for construction services increased for the year ended December 31, 1998, as compared to the prior year, due to additional contracts that were signed during 1998 and further completion of the Company's network.

Selling, general and administrative ("SG&A") expense includes the cost of salaries, benefits, occupancy costs, commissions, sales and marketing expenses and administrative expenses. The increase in SG&A for the year ended December 31, 1998, as compared to the prior year, was due primarily to the following: additional expenses related to acquired entities; increased sales and marketing efforts; additional bad debt expense related to the increase in Communications Services revenues; increased payroll-related costs from the recruiting and hiring of additional sales and administrative personnel; increased commissions expense related to the growth in Communications Services revenue; additional building rent expense related to increased space obtained in response to the Company's infrastructure growth; and increased property taxes and maintenance costs related to the increase of fixed assets along the Company's network. During the year ended December 31, 1998, as compared to the prior year, the number of employees increased, due to acquisitions and the expansion of the sales and customer support infrastructure, from approximately 1,600 employees at December 31, 1997 to approximately 8,700 employees at December 31, 1998. The increase in SG&A was partially offset by a decrease in Growth Share Plan expense in 1998. Growth Share Plan expense is not expected to be material to the operations of the Company in the future. SG&A is expected to increase as the Company continues to grow, as segments of the Company's network become operational and as the Company continues the expansion of its Communications Services business.

The Company's depreciation and amortization expense increased due primarily to activating segments of the Company's network during the year ended December 31, 1998, purchases of assets to accommodate the Company's growth and depreciation and amortization of assets and goodwill related to the Company's acquisitions. The Company expects that depreciation expense will continue to increase in subsequent periods as the Company continues to activate additional segments of its network.

During the year ended December 31, 1998, the Company recorded $86.5 million in merger-related costs related to the merger with LCI, including $31.0 million of duplicate facilities, $49.0 million of channel consolidation and duplicate commitments and $6.5 million of other miscellaneous merger costs. Of these merger costs, approximately $6.0 million remain accrued as of December 31, 1998.

In connection with the acquisition of LCI, the Company allocated $682.0 million of the purchase price to in-process R&D projects, $318.0 million to developed technology, $65.0 million to other intangible assets and $3,071.0 million to goodwill. The allocation to the in-process R&D represents the estimated fair value based on risk-adjusted cash flows related to the incomplete projects. At the date of the merger, the development of these projects had not yet reached technological feasibility and the in-process R&D had no alternative future uses. Accordingly, these costs were expensed as of the merger date. The developed technology, other intangible assets and goodwill are being amortized on a straight-line basis from 10 to 40 years.

Through the use of third-party appraisal consultants, the Company assessed and allocated values to the in-process R&D. The values assigned to these assets were determined by identifying significant research projects for which technological feasibility had not been established. These assets consisted of a significant number of R&D projects grouped into three categories: (1) next-generation network systems automation tools; (2) advanced data services, including frame relay and Internet Protocol technologies; and (3) new operational systems and tools. Taken together, these projects, if successful, will enable the Company to provide advanced voice and data services as well as sophisticated network management and administration functions. A brief description of the three categories of in-process projects is presented below:

R&D Related to Network Systems Automation. These R&D projects are intended to create a new method of automating LCI's service provisioning and network management systems, and were valued at approximately $218.0 million. These proprietary projects include the development of data warehousing and new interface technologies to enable the interchange of data across disparate networks. As of the transaction date, the Company believes that the overall project was 60% complete. Development efforts through December 31, 1998 have proceeded according to expectations. The expected costs to complete the projects are approximately $10.0 million in 1999. While material progress has been made with these projects, significant risk still is associated with their completion. If these projects are unsuccessful, their expected contribution to revenues and profits will not materialize.

R&D Related to Frame Relay and IP Services. These projects involve R&D related to the deployment of frame relay and IP technologies within the LCI network, and were valued at approximately $155.0 million. With the completion of this next-generation network, the Company will be able to address emerging new demand trends for data services. Management considers this a complex project due to the customized work required. As of the transaction date, the Company believes the overall project was approximately 60% to 70% complete. Development efforts through December 31, 1998 have proceeded according to expectations. The expected costs to complete the projects are approximately $7.0 million in 1999. While material progress has been made with these projects, significant risk still is associated with their completion. If these projects are unsuccessful, their expected contribution to revenues and profits will not materialize.

R&D Related to Operational Systems and Tools. These projects involve R&D related to the development of new service and network management tools and engineering functions, and were valued at approximately $309.0 million. These proprietary projects are closely associated with LCI's deployment of advanced data services. Applications enabled by these new technologies include the ability to offer new products and service packages. As of the acquisition date, the Company believes the projects were 60% to 70% complete. Development efforts through December 31, 1998 have proceeded according to expectations. The expected costs to complete the projects are approximately $24.0 million in 1999. While material progress has been made with the R&D projects, these are unique technologies and significant risk is associated with their completion. If these projects are unsuccessful, their expected contribution to revenues and profits will not materialize.

Remaining R&D efforts for these projects include various phases of technology design, development and testing. Anticipated completion dates for the projects in progress will occur in phases through 1999, at which point the Company expects to begin generating the economic benefits from the technologies. At the time of valuation, the costs incurred and the expected costs to complete all such projects were approximately $50.0 million and $60.0 million, respectively.

The value assigned to purchased in-process technology was determined by estimating the contribution of the purchased in-process technology to developing commercially viable products, estimating the resulting net cash flows from the expected product sales of such products, and discounting the net cash flows from the expected product sales of such products to their present value using a risk-adjusted discount rate.

The Company estimates total revenues from the specific acquired in-process technology will peak in 2003 and will steadily decline from 2004 through 2009 as other new product and service technologies are expected to be introduced by the Company. These projections are based on management's estimates of market size and growth, expected trends in technology, and the expected timing of new product introductions. Discounting the net cash flows back to their present values is based on the weighted average cost of capital ("WACC"). The business enterprise comprises various types of assets, each possessing different degrees of investment risk contributing to LCI's overall WACC. Intangible assets are assessed higher risk factors due to their lack of liquidity and poor versatility for redeployment elsewhere in the business. Reasonable returns on monetary and fixed assets were estimated based on prevailing interest rates. The process for quantifying intangible asset investment risk involved consideration of the uncertainty associated with realizing discernible cash flows over the life of the asset. A discount rate of 19% was used for valuing the in-process R&D. This discount rate is higher than the implied WACC due to the inherent uncertainties surrounding the successful development, the useful life and the profitability levels of the purchased in-process technology, and the uncertainty of technological advances that are unknown at this time. As is standard in the appraisal of high-growth markets, projected revenues, expenses and discount rates reflect the probability of technical and marketing successes.

The value of the in-process projects was adjusted to reflect value and contribution of the acquired R&D. In doing so, consideration was given to the R&D's stage of completion, the complexity of the work completed to date, the difficulty of completing the remaining development, costs already incurred, and the projected cost to complete projects.

The Company believes that the foregoing assumptions used in the forecasts were reasonable at the time of the merger. The Company cannot assure, however, that the underlying assumptions used to estimate expected project sales, development costs or profitability, or the events associated with such projects, will transpire as estimated. For these reasons, actual results may vary from the projected results.

The Company expects to continue its support of these efforts and believes the Company has a reasonable chance of successfully completing the R&D programs. However, risk is associated with the completion of the projects, and the Company cannot assure that the projects will meet with either technological or commercial success.

If none of these projects is successfully developed, the sales and profitability of the Company may be adversely affected in future periods. The failure of any particular individual in-process project would not materially impact the Company's financial condition, results of operations or the attractiveness of the overall LCI acquisition. Operating results are subject to uncertain market events and risks, which are beyond the Company's control, such as trends in technology, government regulations, market size and growth, and product introduction or other actions by competitors.

In connection with the acquisition of EUnet, the Company allocated $68.0 million of the purchase price to in-process R&D projects. These projects include the design and development of several new value-added Internet services as well as the development of the necessary customer care and network management systems. Remaining development efforts for these projects include various phases of design, development and testing efforts that are expected to be completed in stages over the next 18 months. Since these projects had not yet reached technological feasibility and have no alternative future uses, there can be no guarantee as to the achievability of the projects or their ascribed values. Accordingly, these costs were expensed as of the acquisition date.

In connection with the acquisition of Icon, the Company allocated $10.0 million of the purchase price to in-process R&D projects. These projects include the design and development of several new value-added Internet services, including end-to-end solutions methodology designed to provide system-wide solutions for high-end corporate customers, a next-generation high-speed network system, and an improved network management system with added features. Remaining development efforts for these projects include various phases of design, development and testing efforts that are expected to be completed in stages over the next 15 months. Since these projects had not yet reached technological feasibility and have no alternative future uses, there can be no guarantee as to the achievability of the projects or their ascribed values. Accordingly, these costs were expensed as of the acquisition date.

Other Expense (Income). Components of other expense (income) for the years ended December 31, 1998 and 1997, were as follows:


                                          Year Ended December 31,
                                       -----------------------------------------
(in millions)                            1998       1997               Change
--------------------------------------------------------------------------------
Interest expense, net                    $  97.3   $ 18.8              $  78.5
Other income, net                           (1.2)   (18.9)                17.7
                                         ---------------------------------------
  Total other expense (income)           $  96.1   $ (0.1)             $  96.2
--------------------------------------------------------------------------------

The increase in interest expense, net during the year ended December 31, 1998, as compared to the prior year, resulted from an increase in long-term indebtedness, (see "Liquidity and Capital Resources" below), partially offset by an increase in capitalized interest resulting from construction of the Company's network. As the network is completed, interest expense will increase as the amount of capitalized interest decreases. Other income, net, decreased due primarily to decreases in interest income, resulting from lower average cash balances, and a charge of $12.9 million for the redemption of a total of $87.5 million in principal amount of its 107/8% Senior Notes, due 2007 (the "10 7/8% Notes"). Additionally, in 1997, the Company recorded a $9.3 million gain on sale of contract rights.

Income Taxes. Effective with the LCI merger, the Company is no longer included in the consolidated federal income tax return of Anschutz Company ("Anschutz"). As a result, the tax-sharing agreement with Anschutz is no longer effective for activity after June 5, 1998. The Company is still subject to the provisions of the tax-sharing agreement for activity through June 5, 1998. The Company previously recognized a deferred tax asset attributable to its net operating loss carry forwards under the tax-sharing agreement. The Company currently believes the tax benefits previously recognized under the tax-sharing agreement may be realized through tax planning strategies. Any in-substance dividend resulting from the de-consolidation from Anschutz is not expected to be material to the Company`s consolidated balance sheet.

The Company's effective tax rate for the year ended December 31, 1998 differed from the statutory income tax rate primarily as a result of the non-deductibility of R&D write-offs and acquisition-related goodwill. The effective tax rate for the year ended December 31, 1997 differed from the statutory rate primarily as a result of the non-deductibility of a portion of growth share expense and acquisition-related goodwill. After giving effect to non-deductible charges, the Company expects that its combined provision for federal and state income tax will be approximately 40%.

YEAR ENDED DECEMBER 31, 1997
COMPARED TO YEAR ENDED DECEMBER 31, 1996

The Company reported net earnings of $14.5 million in the year ended December 31, 1997, compared to a net loss of $7.0 million in the same period of the prior year. Excluding the effect of the compensation expense relating to the Growth Share Plan, net of income tax, the Company's reported net earnings would have been approximately $61.6 million and $1.5 million for the years ended December 31, 1997 and 1996, respectively.

Revenue. Components of revenue for the years ended December 31, 1997 and 1996 were as follows:


                                 Year Ended December 31,
                               -------------------------------------------------
(in millions)                            1997       1996     Increase
--------------------------------------------------------------------------------
Communications services                  $ 115.3   $  91.8   $   23.5
Construction services                      581.4     139.2      442.2
                               -------------------------------------------------
  Total revenue                          $ 696.7   $ 231.0   $  465.7
--------------------------------------------------------------------------------

During the year ended December 31, 1997, as compared to 1996, Communications Services revenue increased primarily due to increases in revenue from wholesale switched and dedicated line services provided on the Company's network and to growth in retail switched services provided to small and medium-sized businesses and to consumers as a result of continued expansion of the Company's direct sales, direct mail, agent and telemarketing sales channels. On July 1, 1996, the Company sold its resale dedicated line services on leased capacity. The sold business had generated revenue of $18.8 million for the year ended December 31, 1996. Exclusive of this revenue, Communications Services revenue increased $42.3 million during the year ended December 31, 1997, as compared to 1996. Revenue from Construction Services increased during the year ended December 31, 1997, as compared to 1996 due primarily to revenue from dark fiber sales to WorldCom, GTE and Frontier and continued completion of the network.

Operating Expenses. Components of operating expenses for the years ended December 31, 1997 and 1996 were as follows:


                                       Year Ended December 31,
                                   -------------------------------------------
(in millions)                          1997      1996                 Increase
------------------------------------------------------------------------------
Access and network operations        $  86.0   $  79.1                $    6.9
Construction services                  408.3      90.8                   317.5
Selling, general and administrative    158.7      56.9                   101.8
Depreciation and amortization           20.2      16.2                     4.0
                                   -------------------------------------------
  Total operating expenses           $ 673.2   $ 243.0                $  430.2
------------------------------------------------------------------------------

The increase in access and network operations expenses was primarily attributable to the continued growth in switched services and network engineering and operations, partially offset by the reduction in expenses resulting from the sale on July 1, 1996 of the Company's resale dedicated line services on leased capacity and an increase in on-net traffic over the Company's network.

Expenses for Construction Services increased in the year ended December 31, 1997, as compared to 1996, due to costs of construction contracts relating to increased dark fiber sales revenue.

SG&A increased in the year ended December 31, 1997, as compared to 1996 due primarily to expansion of the Company's direct mail sales program, the development of the Company's new brand identity, administrative and information services support of the Company's growth, and the recruiting and hiring of additional personnel.

The Company has a Growth Share Plan for certain of its employees and directors. Growth Share Plan expense reflects the Company's estimate of compensation expense with respect to the Growth Shares issued to participants. A "Growth Share" is a unit of value based on the increase in value of the Company over a specified measuring period. The Company estimated an increase in the value of Growth Shares, coincident with the June 1997 initial public offering, and recorded $73.5 million of additional compensation expense in the year ended December 31, 1997, and $13.1 million in the year ended December 31, 1996.

The Company's depreciation and amortization expense increased during the year ended December 31, 1997 as compared to 1996, resulting primarily from activating segments of the Company's network during 1997, purchases of additional equipment used in constructing the network and purchases of other fixed assets to accommodate the Company's growth.

Other Expense (Income). Components of other expense (income) for the years ended December 31, 1997 and 1996, were as follows:


                                     Year Ended December 31,
                                  ---------------------------------------------
(in millions)                        1997     1996                      Change
-------------------------------------------------------------------------------
Interest expense, net               $  18.8   $  6.8                    $  12.0
Other income, net                     (18.9)    (8.7)                     (10.2)
                                  ---------------------------------------------
  Total other expense (income)      $  (0.1)  $ (1.9)                   $   1.8
-------------------------------------------------------------------------------

The Company's 1997 net interest expense increased as compared to 1996, resulting from an increase in interest on long-term indebtedness, related primarily to the 10 7/8% Notes and the 9.47% Notes, partially offset by increases in capitalized interest resulting from construction of the Company's network.

Pursuant to a capacity sale in 1993, the Company obtained certain rights of first refusal to re-acquire network communications equipment and terminal locations including leasehold improvements should the purchaser, under that agreement, sell the network. In the first quarter of 1997, the Company sold certain of these rights to the purchaser in return for $9.0 million in cash and the right to re-acquire certain terminal facilities, which the Company received in 1997 and has recorded as gain on sale of contract rights of $9.3 million included in other income, net. Other income, net, increased also from interest income attributable to the increase in cash equivalent balances.

Income Taxes. The Company's effective tax rate for the year ended December 31, 1997 differed from the statutory income tax rate primarily as a result of the non-deductibility of Growth Share Plan expense and acquisition-related goodwill. The Company's effective tax rate in the year ended December 31, 1996 approximated the statutory federal rate.

LIQUIDITY AND CAPITAL RESOURCES

During the year ended December 31, 1998, cash provided by operations was $44.5 million; cash used in investing activities was $1,438.8 million, including $1,413.2 million of capital expenditures; and cash provided by financing activities was $1,477.3 million, including proceeds from long-term debt borrowings of $1,403.5 million.

The Company estimates the total cost to construct and activate its network and complete construction of dark fiber sold to third parties will be approximately $2.3 billion, of which the Company had already expended approximately $1.9 billion as of December 31, 1998.

The Company is participating in a consortium of communications companies that is building a submarine cable system connecting the United States to Japan. In connection with this transaction, the Company is committed to purchase approximately $56.0 million of fiber optic cable and other network assets of the 13,125-route-mile, four-fiber pair cable system to the Pacific Rim. The total remaining commitment through January 2001 was approximately $50.0 million as of December 31, 1998.

The Company has obtained the funds available to complete these build-outs from construction contracts for sales of dark fiber and from various debt and equity financings. The Company believes that its available cash and cash equivalent balances at December 31, 1998, cash flow from operations, and its proposed bank financing (described below) will satisfy its currently anticipated cash requirements at least for the next 12 months. The Company anticipates future capital expenditures during 1999 to fund its growth in Communications Services and to complete construction and activate additional capacity along the Company's network to be approximately $1.4 billion.

In November 1998, the Company issued and sold $750.0 million in principal amount of 7.50% Senior Notes, due 2008 (the "7.50% Notes ") and $300.0 million in principal amount of 7.25% Senior Notes, due 2008 (the "7.25% Notes due 2008"), which together generated net proceeds of approximately $1,038.5 million, after deducting offering costs. Interest on the 7.50% Notes and the 7.25% Notes due 2008 is payable semiannually in arrears on May 1 and November 1 of each year, commencing May 1, 1999. The 7.50% Notes and the 7.25% Notes due 2008 are both subject to redemption at the option of the Company, in whole or in part, at specified redemption prices.

In February 1999, the Company received commitments from several banks to syndicate an unsecured credit facility in the amount of approximately $1.0 billion. Consummation of the new credit facility is conditioned, among other things, on the execution of a mutually satisfactory credit agreement, which is expected to occur by the end of the first quarter of 1999.

On December 31, 1998, the Company exercised its option to redeem 35%, or $87.5 million in principal amount, of the 10 7/8% Notes at a redemption price of 110.875%.

In connection with the LCI merger, the Company assumed LCI's existing debt instruments, including $350.0 million of 7.25% Senior Notes, due 2007 (the "7.25% Notes Due 2007"); a $250.0 million revolving credit facility ("Credit Facility") from a syndicate of banks; and three separate discretionary line-of-credit agreements (the "Lines of Credit") with three commercial banks for up to a total of $75.0 million. In November 1998, the outstanding balances under the Credit Facility and the Lines of Credit were repaid. The Credit Facility and two of the Lines of Credit expired December 31, 1998. As of December 31, 1998, the Company had no amount outstanding and had available credit of $25.0 million under the remaining Line of Credit.

YEAR 2000

Many existing computer systems, including hardware and software, use only the last two digits to identify a year. Consequently, as the year 2000 approaches, such systems will not recognize the difference in a year that begins with "20" rather than "19." As a result of the date change in the year 2000, if any of the Company's computer systems use only two digits to define the year, these defective systems may cause disruptions in its network operations through which the Company provides communications services to its customers and in its internal operations. Additionally, the Company is dependent upon outside sources to provide communications services to its customers and to bill its customers for such services. The greatest risk to the Company's ability to provide communications services is the failure of third-party service providers to be year 2000 compliant, especially those third-party service providers that provide local access and certain of the billing systems upon which the provision of long distance telecommunications service relies.

The Company has established a year 2000 compliance group. The objective of the year 2000 compliance group is to eliminate disruptions as a result of the date change in the year 2000. The compliance group has developed a five-step plan to identify and repair year 2000 affected systems: (i) identify potentially date-sensitive systems, including third-party products; (ii) assess such systems for year 2000 compliance; (iii) modify, upgrade or replace non-compliant systems; (iv) test the corrected systems; and (v) deploy the corrected systems.

The year 2000 compliance group has focused mainly on the Company's domestic operations and, to a lesser extent, on its international operations.

In addition to reviewing its own systems, the year 2000 compliance group is submitting requests to third-party service providers to obtain information as to their compliance efforts.

Inventory, assessment and remediation of software applications is substantially complete. Testing and deployment of corrected software systems is scheduled for completion by June 30, 1999.

Inventory and assessment of hardware systems, including network computing and network systems engineering, is near completion. Testing and deployment of upgrades necessary to complete remediation of these systems is expected to be complete by June 30, 1999. Inventory and assessment of corporate facilities is scheduled for completion by April 30, 1999, with necessary upgrades and contingency plans in place by June 30, 1999.

The Company's overall efforts to integrate the operations of recently acquired businesses, including LCI, and various other factors, including the compliance efforts of third parties, over which the Company has no control, may affect these target dates.

The Company will develop contingency plans as needed. The contingency plans are expected to be completed by June 1999 and tested through the third quarter of 1999.

During the year ended December 31, 1998, the Company incurred approximately $4.0 million for year 2000 compliance costs, included in SG&A expense. The Company expects to incur approximately $10.0 million to $15.0 million in additional SG&A expense during 1999 to implement its year 2000 plan. The Company currently estimates capital expenditures for new systems to replace non-year 2000 compliant systems will total approximately $20.0 million (having incurred approximately $3.0 million as of December 31, 1998).

EURO CONVERSION

On January 1, 1999, 11 of the 15 member countries of the European Union (the "Participating Countries") established fixed conversion rates between their existing sovereign currencies and established the euro as their common legal currency. Revenues and operating income of the Company's operations in Participating Countries are less than 2% of the Company's consolidated results. The Company intends to address operational and information systems issues related to the euro conversion. The Company does not expect the euro conversion to have a material adverse impact on the Company's operations or financial condition.

INFLATION

Inflation has not significantly affected the Company's operations during the past three years.

QUANTITATIVE AND QUALITATIVE DISCLOSURES
ABOUT MARKET RISK

During 1997 and 1998, the Company issued $250.0 million of 10 7/8% Senior Notes, due 2007, $555.9 million of 9.47% Senior Discount Notes, due 2007, $450.5 million of 8.29% Senior Discount Notes, due 2008, $750.0 million of 7.50% Senior Notes, due 2008, and $300.0 million of 7.25% Senior Notes, due 2008 (collectively "the Notes"). In connection with its acquisition of LCI in June 1998, the Company assumed LCI's existing debt instruments, including $350.0 million of 7.25% Notes Due 2007.

The Company's long-term debt obligations are principally fixed interest rate and non-trading in nature, and as a result, the Company is less sensitive to market rate fluctuations. The Company does not use derivative financial instruments to manage its interest rate risk and has no cash flow exposure due to general interest rate changes for its fixed interest rate long-term debt. The table below provides information about the Company's market risk exposure associated with changing interest rates on its fixed rate debt and capital lease and other obligations.

Collectively, the fixed rate debt, capital lease and other obligations, with a carrying value of $2,309.9 million, had an estimated fair value of $2,402.3 million at December 31, 1998, based on current interest rates offered for debt of similar terms and maturity.

The Company's European-country operations were not material to the Company's consolidated financial position as of December 31, 1998, and results of operations or cash flows for the year ended December 31, 1998. In addition, foreign currency transaction gains and losses were not material to the Company's results of operations for the year ended December 31 1998, and the Company was not subject to material foreign currency exchange rate risk from the effects of exchange rate movements of foreign currencies on the costs or cash flows the Company would receive from its European subsidiary, EUnet. To date, the Company has not entered into any significant foreign currency forward exchange contracts or other derivative financial instruments to hedge the effects of adverse fluctuations in foreign currency exchange rates.

                                                       Expected Maturity (dollars in millions)
                                           ---------------------------------------------------------------------------
                                            1999      2000      2001     2002    2003   Thereafter      Total
                                 -------------------------------------------------------------------------------------
Long-term fixed rate debt                   $   --    $  --     $  --    $  --   $  --   $ 2,568.9   $  2,568.9
Capital lease and other obligations         $  2.8    $ 2.1     $ 2.2    $ 2.6   $ 3.2   $    17.5   $     30.4
Average interest rate                          8.1%     8.2%      8.2%     8.2%    8.2%        8.2%         8.2%

INDEPENDENT AUDITORS' REPORT

THE BOARD OF DIRECTORS
QWEST COMMUNICATIONS INTERNATIONAL INC.:

We have audited the accompanying consolidated balance sheets of Qwest Communications International Inc. and subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Qwest Communications International Inc. and subsidiaries as of December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1998 in conformity with generally accepted accounting principles.


KPMG LLP

Denver, Colorado
February 2, 1999

QWEST COMMUNICATIONS INTERNATIONAL INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE THREE YEARS ENDED DECEMBER 31, 1998
(In Millions, Except Per Share Information)
---------------------------------------------------------------------------------------------------------------
                                                                  1998        1997      1996
---------------------------------------------------------------------------------------------------------------
Revenue:
  Communications services                                     $ 1,554.3    $  115.3 $   91.8
  Construction services                                           688.4       581.4    139.2
                                                              ------------------------------
   Total revenue                                                2,242.7       696.7    231.0
---------------------------------------------------------------------------------------------------------------
Operating expenses:
  Access and network operations                                   961.8        86.0     79.1
  Construction services                                           446.8       408.3     90.8
  Selling, general and administrative                             539.6       158.7     56.9
  Depreciation and amortization                                   201.7        20.2     16.2
  Merger costs                                                     86.5          --       --
  Provision for in-process research and development               760.0          --       --
                                                              ------------------------------
   Total operating expenses                                     2,996.4       673.2    243.0
---------------------------------------------------------------------------------------------------------------
   Earnings (loss) from operations                               (753.7)       23.5    (12.0)
Other expense (income):
  Interest expense, net                                            97.3        18.8      6.8
  Other income, net                                                (1.2)      (18.9)    (8.7)
---------------------------------------------------------------------------------------------------------------
   Earnings (loss) before income taxes                           (849.8)       23.6    (10.1)

Income tax expense (benefit)                                       (5.8)        9.1     (3.2)
                                                              ------------------------------
   Net earnings (loss)                                        $  (844.0)    $  14.5  $  (6.9)
                                                              ===============================

Net earnings (loss) per share - basic                         $   (3.02)    $  0.08  $ (0.04)
                                                              ===============================
Net earnings (loss) per share - diluted                       $   (3.02)    $  0.07  $ (0.04)
                                                              ===============================

Weighted average shares outstanding - basic                       279.1       190.5    173.0
                                                              ===============================
Weighted average shares outstanding - diluted                     279.1       194.1    173.0
                                                              ===============================
---------------------------------------------------------------------------------------------------------------
                                                                28











QWEST COMMUNICATIONS INTERNATIONAL INC.
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 1998 AND 1997
(In Millions, Except Share Information)
---------------------------------------------------------------------------------------------------------------
                                                                                1998           1997
---------------------------------------------------------------------------------------------------------------
ASSETS
Current assets:
  Cash and cash equivalents                                                  $   462.8      $  379.8
  Accounts receivable (net of allowance of $56.2 million and
   $4.6 million)                                                                 591.0          58.3
  Prepaid expenses and other current assets                                      385.3         285.9
                                                                             ------------------------
   Total current assets                                                        1,439.1         724.0
---------------------------------------------------------------------------------------------------------------
Property and equipment:
  Fiber optic network and office equipment                                     1,477.7         240.2
   Accumulated depreciation                                                     (155.2)        (42.6)
---------------------------------------------------------------------------------------------------------------
                                                                               1,322.5         197.6
  Network construction in progress                                             1,332.9         417.0
---------------------------------------------------------------------------------------------------------------
  Property and equipment, net                                                  2,655.4         614.6
Excess of cost over net assets acquired
  (net of accumulated amortization of $59.8 million and $1.0 million)          3,402.0          21.2
Intangible and other assets, net                                                 571.1          38.3
                                                                             ------------------------
   Total assets                                                              $ 8,067.6      $1,398.1
                                                                             ========================
---------------------------------------------------------------------------------------------------------------

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable                                                           $   205.1      $   55.9
  Facility costs accrued and payable                                             300.2           8.3
  Construction costs accrued and payable                                         145.9          94.3
  Accrued expenses and other                                                     586.3         156.8
---------------------------------------------------------------------------------------------------------------
   Total current liabilities                                                   1,237.5         315.3
Debt and capital lease obligations, net of current portion                     2,307.1         630.5
Other long-term liabilities                                                      284.8          70.5
                                                                       ----------------------------------------
   Total liabilities                                                           3,829.4       1,016.3
---------------------------------------------------------------------------------------------------------------
Commitments and contingencies
Stockholders' equity:
  Preferred stock - $.01 par value; authorized
   25.0 million shares; no shares issued and outstanding                            --            --
  Common stock - $.01 par value; authorized
   600.0 million shares; 347.0 million shares and
   206.6 million shares issued and outstanding                                     3.5           2.1
  Paid-in capital                                                              5,110.6         411.6
  Accumulated deficit                                                           (875.9)        (31.9)
                                                                       ----------------------------------------
   Total stockholders' equity                                                  4,238.2         381.8
                                                                       ----------------------------------------
   Total liabilities and stockholders' equity                                $ 8,067.6     $ 1,398.1
                                                                       ========================================
---------------------------------------------------------------------------------------------------------------

QWEST COMMUNICATIONS INTERNATIONAL INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE THREE YEARS ENDED DECEMBER 31, 1998
(In Millions)

                                                     Common Stock
--------------------------------------------------------------------------------------------------------------------------
                                                                         Additional                               Total
                                              Number of                     Paid-in     Accumulated        Stockholders'
                                                 Shares       Amount        Capital         Deficit              Equity
--------------------------------------------------------------------------------------------------------------------------
BALANCES, JANUARY 1, 1996                         173.0       $  1.7       $   64.2         $ (39.5)           $   26.4
  Anschutz dividends and
   contributions, net                                --           --          (10.0)             --               (10.0)
  Net loss                                           --           --             --            (6.9)               (6.9)
--------------------------------------------------------------------------------------------------------------------------

BALANCES, DECEMBER 31, 1996                       173.0          1.7           54.2           (46.4)                9.5
Issuance of common stock in
  initial public offering, net                     31.0          0.4          319.2              --               319.6
Issuance of common stock
  in employee stock transactions                    2.6           --           38.2              --                38.2
  Net earnings                                       --           --             --            14.5                14.5
--------------------------------------------------------------------------------------------------------------------------

BALANCES, DECEMBER 31, 1997                       206.6          2.1          411.6           (31.9)              381.8
Issuance of common stock
  in employee stock transactions                   11.8           --          167.9              --               167.9
Issuance of common stock, warrants and
  options in acquisitions                         124.2          1.4        4,328.9              --             4,330.3
Issuance of common stock
  to Microsoft Corporation                          4.4           --          200.0              --               200.0
Comprehensive income:
  Currency translation
   adjustments                                       --           --            2.2              --                 2.2
  Net loss                                           --           --             --          (844.0)             (844.0)
                                                 -------------------------------------------------------------------------
     Total comprehensive income                      --           --            2.2          (844.0)             (841.8)
--------------------------------------------------------------------------------------------------------------------------

BALANCES, DECEMBER 31, 1998                       347.0       $  3.5       $5,110.6         $(875.9)           $4,238.2
                                                 =========================================================================
--------------------------------------------------------------------------------------------------------------------------

                                      30










QWEST COMMUNICATIONS INTERNATIONAL INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE YEARS ENDED DECEMBER 31, 1998
(In Millions)

--------------------------------------------------------------------------------------------------------------------------
                                                                     1998           1997          1996
--------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net earnings (loss)                                              $  (844.0)     $   14.5       $  (6.9)
Adjustments to reconcile net earnings (loss) to net cash
   provided by (used in) operating activities:
  Depreciation and amortization                                      201.7          20.3          16.2
  Restructuring and merger non-cash charges                          846.5            --            --
  Gain on sale of certain assets                                        --          (9.3)         (6.1)
  Deferred income tax expense (benefit)                               (7.8)          8.9          (1.1)
  Changes in operating assets and liabilities:
   Accounts receivable, net                                         (234.2)        (31.9)        (11.7)
   Net securitization payment                                       (100.7)           --            --
   Accounts payable                                                  (33.2)         53.1         (32.0)
   Facility costs accrued and payable                                128.9           4.6          (0.1)
   Accrued expenses and other                                        210.7          88.0          56.4
   Other long-term liabilities                                       (71.4)         (0.1)         44.9
   Other changes                                                     (52.0)       (184.5)        (27.1)
                                                                 -------------------------------------
   Net cash provided by (used in) operating activities                44.5         (36.4)         32.5
---------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES:
  Expenditures for property and equipment                         (1,413.2)       (345.8)        (57.1)
  Acquisitions and other                                             (25.6)        (11.0)          4.5
                                                                 -------------------------------------
   Net cash used in investing activities                          (1,438.8)       (356.8)        (52.6)
---------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from long-term debt                                     1,403.5         678.0          65.0
  Repayments of long-term debt                                      (164.3)       (200.2)        (21.3)
  Net short-term debt activity                                      (105.6)           --            --
  Proceeds from issuance of common stock, net                        200.0         319.5            --
  Proceeds from employee stock transactions and issuance of
   stock warrants and other                                          143.7         (31.2)        (18.2)
                                                                 -------------------------------------
   Net cash provided by financing activities                       1,477.3         766.1          25.5
---------------------------------------------------------------------------------------------------------------
   Net increase in cash and cash equivalents                          83.0         372.9           5.4
Cash and cash equivalents, beginning of period                       379.8           6.9           1.5
                                                                 -------------------------------------
Cash and cash equivalents, end of period                         $   462.8    $    379.8       $   6.9
                                                                 =====================================
---------------------------------------------------------------------------------------------------------------

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for interest, net                                      $    70.7    $     16.7       $   8.8
                                                                 =====================================
---------------------------------------------------------------------------------------------------------------
Detail of acquisitions:
  Fair value of assets acquired                                  $(5,847.8)   $    (20.4)     $     --
  Liabilities assumed                                              1,490.4           0.4            --
  Equity issued                                                    4,332.7            --            --
                                                                 -------------------------------------
   Net cash paid for acquisitions                                $   (24.7)   $    (20.0)     $     --
                                                                 =====================================
---------------------------------------------------------------------------------------------------------------

QWEST COMMUNCIATIONS INTERNATIONAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
THREE YEARS ENDED DECEMBER 31, 1998


NOTE 1 > BUSINESS AND BACKGROUND

Qwest Communications International Inc. and subsidiaries ("Qwest" or the "Company") is a facilities-based multimedia communications services provider engaged in two core business segments: Communications Services and Construction Services.

Communications Services provides a full range of voice, data, video and related services to business customers, governmental agencies and consumers. In addition, it provides high-volume voice and conventional private line services to other communications providers, as well as to Internet service providers ("ISPs"), and other data service companies.

Construction Services constructs and installs fiber optic systems for other communications providers, as well as for the Company's own use. The Company began operations in 1988 constructing fiber optic conduit systems primarily for major long distance carriers in exchange for cash and capacity rights. The Company has entered into major construction contracts for the sale of dark fiber to Frontier, MCI WorldCom and GTE whereby the Company has agreed to install and provide dark fiber to each along portions of the Company's network. In addition to these contracts, the Company has signed agreements with other communications providers and government agencies for the sale of dark fiber along the Company's network. Revenue from Construction Services generally is recognized under the percentage of completion method as performance milestones relating to the contract are satisfactorily completed.

Qwest was wholly-owned by Anschutz Company("Anschutz") until June 27, 1997, when the Company issued common stock in an initial public offering (the "IPO"). As of December 31, 1998, Anschutz owned approximately 46.2% of the outstanding common stock of the Company.


NOTE 2 > SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[A] PRINCIPLES OF CONSOLIDATION
The accompanying audited consolidated financial statements as of December 31, 1998 and 1997 and for the years ended December 31, 1998, 1997 and 1996 include the accounts of the Company and all majority-owned subsidiaries. Intercompany balances and transactions have been eliminated in consolidation.

[B] COMMUNICATIONS SERVICES REVENUE
Revenue from communications services is generally recognized monthly as the services are provided. Amounts billed in advance of the service month are recorded as deferred revenue.

[C] LONG-TERM CONSTRUCTION CONTRACTS
The Company accounts for long-term construction contracts relating to the development of communications networks using the percentage of completion method. Under the percentage of completion method, progress is generally measured on performance milestones relating to the contract where such milestones fairly reflect progress toward contract completion.

Network construction costs include all direct material and labor costs and those indirect costs related to contract performance. General and administrative costs are charged to expense as incurred. When necessary, estimated losses on uncompleted contracts are expensed in the period in which they are identified. Contract costs are estimated using allocations of the total cost of constructing the network. Revisions to estimated profits on contracts are recognized in the period they become known.

[D] RESEARCH AND DEVELOPMENT
In connection with the acquisitions of LCI International, Inc. and subsidiaries ("LCI"), EUnet International Limited ("EUnet") and Icon CMT Corp. ("Icon") in 1998, the Company expensed $760.0 million for in-process R&D projects since the development of these projects had not yet reached technological feasibility and the in-process R&D had no alternative future uses as of the acquisition date. These projects relate to the development of advanced voice and data services as well as sophisticated network management and administration functions. (See Note 3 - Acquisitions and Other Transactions.) R&D costs incurred in the normal course of business are expensed as incurred. The Company incurred approximately $27.7 million of such costs in 1998.

[E] CASH AND CASH EQUIVALENTS
The Company classifies cash on hand and deposits in banks, including commercial paper, money market accounts, and any other investments with a maturity of three months or less from the date of purchase, that the Company may hold from time to time, as cash and cash equivalents.

[F] PROPERTY AND EQUIPMENT
Property and equipment is stated at cost. Depreciation of buildings and equipment is computed on a straight-line basis over the estimated useful lives of these assets. The cost of equipment retired in the ordinary course of business, less proceeds, is charged to accumulated depreciation. Leasehold improvements are amortized over the lesser of the useful lives of the assets or the lease term. Expenditures for maintenance and repairs are expensed as incurred. Network construction costs, including interest during construction, are capitalized. Interest capitalized in the years ended December 31, 1998, 1997 and 1996 was approximately $41.6 million, $17.7 million and $2.4 million, respectively.

The useful lives of property and equipment are as follows:

--------------------------------------------------------------------------------
Facility and leasehold improvements                   5 - 30 years or lease term
Communications and construction equipment             3 - 10 years
Fiber optic network                                  10 - 25 years
Office equipment                                      3 -  7 years
Capital leases                                          lease term


[G] IMPAIRMENT OF LONG-LIVED ASSETS
The Company reviews its long-lived assets, including the excess of cost over net assets acquired, for impairment when events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. This review consists of a comparison of the carrying value of the asset with the asset's or the acquired business's expected future undiscounted cash flows without interest costs. If the expected future cash flow exceeds the carrying value of the asset, no impairment is recognized. If the carrying value of the asset exceeds the expected future cash flows, an impairment exists and is measured by the excess of the carrying value over the fair value of the asset. No impairment expense was recognized in 1998, 1997 or 1996.

[H] INTANGIBLE AND OTHER LONG-TERM ASSETS
Intangible and other long-term assets include debt issuance costs, deferred compensation, goodwill and acquired intangibles such as customer lists, work force and developed technology. Such costs are amortized on a straight-line basis over periods ranging from 3 to 40 years. Amortization is included in depreciation and amortization expense in the accompanying consolidated statements of operations.

[I] FAIR VALUE OF FINANCIAL INSTRUMENTS
The carrying amounts of cash, cash equivalents, and accrued expenses approximate fair value due to the short-term maturities of these assets and liabilities. The carrying amounts of notes and other receivables approximate fair value due to the relatively short period of time between the origination of these instruments and their expected realization. The long-term right-of-way obligations approximated fair value at December 31, 1998 and 1997, since they were based on the current interest rates of obligations with similar maturities. The fair value of fixed rate debt is discussed in Note 5 - Debt and Capital Lease Obligations.

[J] STOCK-BASED COMPENSATION
As permitted by Statement of Financial Accounting Standards ("SFAS") No. 123, Accounting for Stock-Based Compensation, the Company accounts for compensation expense under its stock-based compensation plans in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees.

[K] MANAGEMENT ESTIMATES
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

[L] RECLASSIFICATIONS
Certain prior year balances have been reclassified to conform to the 1998 presentation.

[M] COMPREHENSIVE INCOME
Comprehensive income consists of currency translation adjustments and net earnings (loss).

NOTE 3 > ACQUISITIONS AND OTHER TRANSACTIONS

Each of the acquisitions discussed below was accounted for as a purchase. The results of operations of each of these acquisitions have been included in the accompanying consolidated statements of operations of the Company from the date of acquisition. The Company will complete final allocation of purchase price of each acquisition within one year from the acquisition date. The accompanying consolidated financial statements reflect the preliminary allocation of purchase price of each acquisition, which is subject to adjustment. Items awaiting final allocation of the LCI purchase price include LCI network asset valuation and final determination of the costs to sell these assets. It is anticipated that final allocation of purchase price will not differ materially from the preliminary allocation.

During the year ended December 31, 1998, the Company recorded $86.5 million in merger-related costs due to the merger with LCI, including $31.0 million of duplicate facilities, $49.0 million of channel consolidation and duplicate commitments and $6.5 million of other miscellaneous merger costs. Of these merger costs, approximately $6.0 million remain accrued as of December 31, 1998.

[A] ICON ACQUISITION
In December 1998, the Company acquired Icon, a provider of integrated Internet solutions associated with web hosting and IP integration, for approximately $254.1 million in Company common stock, including approximately $3.5 million of direct acquisition costs. At the close of the acquisition, the Company issued approximately 5.9 million shares of the Company's common stock (including outstanding Icon stock options and warrants assumed by the Company).

In connection with the acquisition of Icon, the Company allocated $10.0 million of the purchase price to in-process R&D projects. These projects include the design and development of several new value-added Internet services, including end-to-end solutions methodology designed to provide system-wide solutions for high-end corporate customers, a next-generation high-speed network system, and an improved network management system with added features. Remaining development efforts for these projects include various phases of design, development and testing efforts that are expected to be completed in stages over the next fifteen months. Since these projects had not yet reached technological feasibility and have no alternative future uses, there can be no guarantee as to the achievability of the projects or their ascribed values. Accordingly, these costs were expensed as of the acquisition date.

The Company allocated $2.3 million of the purchase price to developed technology, $71.8 million to other intangible assets and $194.0 million to goodwill. The developed technology, other intangible assets and goodwill will be amortized on a straight-line basis from 4 to 15 years.

[B] LCI ACQUISITION
In June 1998, the Company acquired LCI, a communications services provider, for approximately $3.9 billion in Company common stock, including approximately $13.5 million in direct acquisition costs. At the close of the acquisition, the Company issued approximately 129.9 million shares of the Company's common stock (including outstanding LCI stock options assumed by the Company).

In connection with the acquisition of LCI, the Company allocated $682.0 million of the purchase price to in-process R&D projects, $318.0 million to developed technology, $65.0 million to other intangible assets and $3,071.0 million to goodwill. This allocation to the in-process R&D represents the estimated fair value based on risk-adjusted cash flows related to the incomplete projects. The developed technology, other intangibles and goodwill are being amortized on a straight-line basis from 10 to 40 years.

The acquired R&D represents engineering and test activities associated with the introduction of new services and information systems. Specifically, LCI had been working on a variety of projects that are essential to delivering data services, which are a significant departure in terms of technological complexity from the Company's traditional voice products. These efforts are related to redesigning and scaling the network infrastructure as well as developing the requisite network management systems. These projects are time-consuming and difficult to complete. If the R&D projects are not completed as planned, they will neither satisfy the technical requirements of a changing market nor be cost effective. Since these projects had not yet reached technological feasibility and have no alternative future uses, there can be no guarantee as to the achievability of the projects or their ascribed values. Accordingly, these costs were expensed as of the acquisition date.

[C] EUNET ACQUISITION
In April 1998, the Company acquired EUnet, a European ISP with subsidiaries in 14 countries, for approximately $154.0 million in Company common stock, including approximately $3.5 million in direct acquisition costs, and $4.2 million in cash. At the close of the acquisition, the Company issued approximately 4.0 million shares of Company common stock. Approximately 0.6 million shares were placed in escrow for two years and may be recovered by the Company to satisfy any indemnification claims. At the expiration of the escrow period, these shares revert to the EUnet stockholders.

The Company allocated $68.0 million of the purchase price to in-process R&D projects. These projects include the design and development of several new value-added Internet services as well as the development of the necessary customer care and network management systems. Remaining development efforts for these projects include various phases of design, development and testing efforts that are expected to be completed in stages over the next 18 months. Since these projects had not yet reached technological feasibility and have no alternative future uses, there can be no guarantee as to the achievability of the projects or their ascribed values. Accordingly, these costs were expensed as of the acquisition date. The remaining intangibles from the purchase relate to developed technology and goodwill and are being amortized on a straight-line basis over 5 and 10 years, respectively.

[D] PHOENIX ACQUISITION
In March 1998, the Company acquired Phoenix Network, Inc. ("Phoenix"), a non-facilities-based reseller of long distance services, for approximately $27.2 million. At the close of the acquisition, the Company issued approximately 0.8 million shares of Company common stock. Goodwill is being amortized on a straight-line basis over 15 years.

[E] SUPERNET ACQUISITION
In October 1997, the Company acquired SuperNet, Inc. ("SNI"), a regional ISP, for approximately $20.0 million in cash. Goodwill is being amortized on a straight-line basis over 10 years.

[F] PRO FORMA RESULTS AND SUMMARY INFORMATION
The following pro forma operating results of the Company for the years ended December 31, 1998 and 1997 have been prepared assuming the acquisitions of LCI, Icon, Phoenix, EUnet and SNI occurred on January 1, 1998 and 1997, respectively. On a pro forma basis, for the year ended December 31, 1998, revenue was $3,105.5 million and net loss was ($885.8) million, or ($2.65) per basic and diluted share, and for the year ended December 31, 1997, revenue was $2,528.3 million and net loss was ($861.7) million, or ($2.62) per basic and diluted share. The pro forma results do not purport to represent what the Company's results of operations would have actually been had the above transactions occurred on the dates indicated and are not indicative of future results.

[G] KPN JOINT VENTURE
On November 19, 1998, the Company and KPN Telecom B.V. ("KPN") entered into a letter of intent to form a joint venture company to create a pan-European IP-based fiber optic network, linked to the Company's network in North America, for data, video and voice services. The venture is expected to be formed in the first quarter of 1999, subject to definitive documentation and customary regulatory approvals.

The Company and KPN will each own 50 percent of the venture. The venture will be governed by a six-person supervisory board, to which the Company and KPN each will name three members. KPN will contribute to the venture two bi-directional, self-healing fiber optic rings (EuroRings(TM) 1 and 2), covering approximately 2,100 miles. The Company and KPN will also contribute transatlantic cable capacity to the venture that will connect EuroRings(TM) with the Company's network in North America, as well as approximately $78.0 million and $20.0 million, respectively. The Company will contribute EUnet, which has net assets of approximately $80.0 million, to the venture.

NOTE 4 > CONSTRUCTION SERVICES

Costs and billings on uncompleted contracts included in the accompanying consolidated balance sheets were as follows:


                                                     December 31,
(in millions)                                      1998      1997
--------------------------------------------------------------------------------
Costs incurred on uncompleted contracts          $  898.8  $  473.8
Estimated earnings                                  499.4     238.2
--------------------------------------------------------------------------------
                                                  1,398.2     712.0
Less: billings to date                            1,176.1     476.8
                                                 ------------------
Costs and estimated earnings in excess
  of billings, net                               $  222.1  $  235.2
--------------------------------------------------------------------------------

The Company has entered into various agreements to provide indefeasible rights of use of multiple fibers along the network. Such agreements include contracts with three major customers for an aggregate purchase price of approximately $1.0 billion. Construction Services revenue relating to the contracts with these major customers was approximately $356.6 million, $513.0 million and $121.0 million for the years ended December 31, 1998, 1997 and 1996, respectively. Progress billings are made upon customers' acceptance of performance milestones. The Company expects to bill and collect in 1999 all costs and estimated earnings in excess of billings outstanding as of December 31, 1998.

Although these construction agreements provide for certain penalties if the Company does not complete construction within the time frames specified within the agreements, management does not anticipate that the Company will incur any substantial penalties under these provisions.


NOTE 5 > DEBT AND CAPITAL LEASE OBLIGATIONS

Debt and capital lease obligations consisted of the following:


                                                     December 31,
(in millions)                                      1998      1997
--------------------------------------------------------------------------------
Fixed rate debt at interest rates ranging
  from 7.25% to 10 7/8%                         $ 2,279.5  $  606.9
Capital lease and other obligations                  30.4      35.6
--------------------------------------------------------------------------------
Total debt and capital lease obligations          2,309.9     642.5
  Less current portion                               (2.8)    (12.0)
                                                -------------------
Debt and capital lease obligations              $ 2,307.1  $  630.5
--------------------------------------------------------------------------------

Current portion of long-term debt is included in accrued expenses and other in the accompanying consolidated balance sheets.

The Company issued the following senior and senior discount notes during the years ended December 31, 1998 and 1997: the 7.25% Senior Notes, due 2008 (the 7.25% Notes Due 2008"), the 7.50% Senior Notes, due 2008 (the "7.50% Notes"), the 8.29% Senior Discount Notes, due 2008 (the "8.29% Notes"), the 9.47% Senior Discount Notes, due 2007 (the "9.47% Notes") and the 107/8% Senior Notes, due 2007 (the "107/8% Notes") (each described below, collectively "the Notes").

In November 1998, the Company issued and sold $750.0 million in principal amount of its 7.50% Notes and $300.0 million in principal amount of its 7.25% Notes Due 2008, which together generated net proceeds of approximately $1,038.5 million, after deducting offering costs. Interest on the 7.50% Notes and the 7.25% Notes Due 2008 is payable semiannually in arrears on May 1 and November 1 of each year, commencing May 1, 1999. The 7.50% Notes and the 7.25% Notes Due 2008 are both subject to redemption at the option of the Company, in whole or in part, at specified redemption prices.

In January 1998, the Company issued $450.5 million in principal amount at maturity of its 8.29% Notes, generating net proceeds of approximately $299.2 million, after deducting offering costs. Interest on the 8.29% Notes is compounded semiannually. The principal amount of the 8.29% Notes is due and payable in full on February 1, 2008. The 8.29% Notes are redeemable at the Company's option, in whole or in part, at any time on or after February 1, 2003 at specified redemption prices. In addition, prior to February 1, 2001, the Company may use the net cash proceeds from certain equity transactions to redeem up to 35% of the 8.29% Notes at specified redemption prices. Cash interest on the 8.29% Notes will not accrue until February 1, 2003, and thereafter will accrue at a rate of 8.29% per annum, and will be payable semiannually in arrears commencing on August 1, 2003, and thereafter on February 1 and August 1 of each year. The Company has the option of commencing cash interest on an interest payment date on or after February 1, 2001, in which case the outstanding principal amount at maturity of the 8.29% Notes will, on such interest payment date, be reduced to the then accreted value, and cash interest will be payable on each interest payment date thereafter.

In October 1997, the Company issued its 9.47% Notes, having an aggregate principal amount at maturity of $555.9 million, which mature on October 15, 2007. The 9.47% Notes will accrete at a rate of 9.47% per annum, compounded semiannually, to an aggregate principal amount of $555.9 million by October 15, 2002. In March 1997, the Company issued its 107/8% Notes, having an aggregate principal amount at maturity of $250.0 million, which mature on April 1, 2007.

On December 31, 1998, the Company exercised its option to redeem 35%, or $87.5 million in principal amount, of the 107/8% Notes at a redemption price of 110.875%. As a result, the Company recorded a charge of $12.9 million, included in other income, net, primarily for the redemption premium incurred and write-off of previously deferred debt issue costs.

In connection with the LCI merger, the Company assumed LCI's existing debt instruments, including $350.0 million of 7.25% Senior Notes (the "7.25% Notes Due 2007"). As of December 31, 1998, the Company had no amount outstanding and had available credit of $25.0 million under one discretionary line of credit with a commercial bank.

In February 1999, the Company received commitments from several banks to syndicate an unsecured credit facility in the amount of approximately $1.0 billion. Consummation of the new credit facility is conditioned, among other things, on the execution of a mutually satisfactory credit agreement, which is expected to occur by the end of the first quarter of 1999.

The Company had a $90.0 million credit agreement (the "Equipment Credit Facility") with an unrelated third party supplier of transmission electronics equipment to fund a portion of certain capital expenditures required to equip the network currently under construction. The Equipment Credit Facility was terminated, and the balance of $71.0 million under the Equipment Credit Facility was repaid in December 1998.

The indentures for the Notes (defined above) and the 7.25% Notes Due 2007 contain certain covenants that, among other things, limit the ability of the Company and certain of its subsidiaries (the "Restricted Subsidiaries") to issue preferred stock, pay dividends or make other distributions, repurchase capital stock or subordinated indebtedness, create certain liens, enter into certain transactions with affiliates, sell assets of the Company or its Restricted Subsidiaries, issue or sell capital stock of the Company's Restricted Subsidiaries or enter into certain mergers and consolidations.

The Company leases certain network construction equipment and buildings under capital lease agreements. The amortization charge applicable to capital leases is included in depreciation and amortization expense. Future minimum payments under capital lease obligations is included in contractual maturities of long-term debt, as summarized below.

Contractual maturities of debt and capital lease obligations as of December 31, 1998 were as follows:


Year ended December 31:                     (in millions)
--------------------------------------------------------------------------------
1999                                        $         2.8
2000                                                  2.1
2001                                                  2.2
2002                                                  2.6
2003                                                  3.2
Thereafter                                        2,297.0
                                            --------------
                                            $     2,309.9
--------------------------------------------------------------------------------

Collectively, the fixed rate debt, capital lease obligations and other debt had a total carrying value of $2,309.9 million and $642.5 million and an estimated fair value of $2,402.3 million and $666.0 million at December 31, 1998 and 1997, respectively, based on current interest rates offered for debt of similar terms and maturity.


NOTE 6 > INCOME TAXES

Income tax expense (benefit) for the years ended December 31, 1998, 1997 and 1996 was as follows:

--------------------------------------------------------------------------------
(in millions)                                1998     1997        1996
--------------------------------------------------------------------------------
Current:
  Federal.................................   $  2.0   $   --     $  (1.7)
  State...................................       --      0.1        (0.4)
                                             -----------------------------------
   Total current income tax
     expense (benefit)....................      2.0      0.1        (2.1)
--------------------------------------------------------------------------------
Deferred:
  Federal.................................     (7.8)     9.0        (1.1)
  State...................................       --       --          --
                                             -----------------------------------
   Total deferred income
      tax expense (benefit)...............     (7.8)     9.0        (1.1)
                                             -----------------------------------
     Total income tax
      expense (benefit)...................   $ (5.8)  $  9.1     $  (3.2)
--------------------------------------------------------------------------------

Total income tax expense (benefit) differed from the amounts computed by applying the federal statutory income tax rate (35%) to earnings (loss) before income tax expense (benefit) as a result of the following items for the years ended December 31, 1998, 1997 and 1996:

--------------------------------------------------------------------------------
                                             1998     1997        1996
--------------------------------------------------------------------------------
Statutory income
  tax expense (benefit)..................  (35.0)%    35.0%      (35.0)%
  State income taxes, net of
   federal income tax expense (benefit)       --       0.3        (2.7)
  Goodwill amortization..................    2.0       1.3         5.6
  In-process R&D.........................   31.3       --           --
  Compensation and
   growth share expenses.................     --       1.5          --
  Other, net.............................    1.0       0.5         0.4
                                           -------------------------------------
     Total income tax
      expense (benefit)..................   (0.7)%    38.6%      (31.7)%
                                           =====================================

The tax effects of temporary differences that gave rise to significant portions of the deferred tax assets and liabilities at December 31, 1998 and 1997 were as follows:
--------------------------------------------------------------------------------

                                                         December 31,
(in millions)                                          1998      1997
--------------------------------------------------------------------------------
Current deferred tax assets (liabilities):
  Allowance for doubtful accounts                    $   13.6   $   1.1
  Accrued liabilities                                    27.4       1.2
  Deferred compensation                                  35.8       0.5
  Network construction contracts                         (9.2)    (25.2)
  Other, net                                              7.4       0.5
                                                     ----------------------
   Current deferred tax asset (liability), net           75.0     (21.9)
--------------------------------------------------------------------------------
Long-term deferred tax assets (liabilities):
  Property and equipment                                 53.3       4.3
  Deferred compensation                                    --       6.5
  Net operating loss carryforwards                      261.3      34.8
  Other                                                  22.8       1.2
  Intangible assets                                    (246.1)     (0.1)
  Property and equipment                               (127.1)    (28.8)
                                                     ----------------------
   Non-current deferred tax
     assets (liabilities), net                          (35.8)     17.9
                                                     ----------------------
Net deferred tax asset (liability)                   $   39.2   $  (4.0)
--------------------------------------------------------------------------------

The Company has analyzed the sources and expected reversal periods of its deferred tax assets. The Company believes that the tax benefits attributable to deductible temporary differences will be realized by recognition of future taxable amounts.

At December 31, 1998, the Company had net operating loss carryforwards for income tax purposes of approximately $700.3 million. These net operating loss carryforwards, if not utilized to reduce taxable income in future periods, will expire in various amounts beginning in 2003 and ending in 2018.

Effective with the LCI merger, the Company is no longer included in the consolidated federal income tax return of Anschutz. As a result, the tax-sharing agreement with Anschutz is no longer effective for activity after June 5, 1998. The Company is still subject to the provisions of the tax-sharing agreement for activity through June 5, 1998. The Company previously recognized a deferred tax asset attributable to its net operating loss carryforwards under the tax-sharing agreement. The Company currently believes the tax benefits previously recognized under the tax-sharing agreement may be realized through tax planning strategies. Any in-substance dividend resulting from the de-consolidation from Anschutz is not expected to be material to the Company's consolidated balance sheet.


NOTE 7 > COMMITMENTS AND CONTINGENCIES

[A] NETWORK CONSTRUCTION PROJECT AND
CAPITAL REQUIREMENTS
In 1996, the Company commenced construction of its network. The Company estimates the total cost to construct and activate the network and to complete construction of the dark fiber sold to customers will be approximately $2.3 billion. The Company projected its total remaining cost as of December 31, 1998 for completing the construction of the network to be approximately $400.0 million.

[B] NETWORK AND COMMUNICATIONS CAPACITY EXCHANGES
From time to time, the Company enters into agreements to acquire long-term telecommunications capacity rights from unrelated third parties in exchange for long-term telecommunications capacity rights along segments of the network under construction. The exchange agreements provide for liquidated damages to be levied against the Company in the event the Company fails to deliver the telecommunications capacity, in accordance with the agreed-upon timetables.

[C] VENDOR AGREEMENTS
The Company has agreements with certain telecommunications inter-exchange carriers and third party vendors that require the Company to maintain minimum monthly and/or annual billings based on usage. The Company has historically met all minimum billing requirements and believes the minimum usage commitments will continue to be met.

[D] LEASES AND COMMUNICATIONS SERVICES COMMITMENTS
The Company leases certain terminal locations and office space under operating lease agreements. The Company has easement agreements with railroads and public transportation authorities. Future minimum payments under non-cancelable operating leases and right-of-way agreements, together with the present value of the net minimum payments as of December 31, 1998, were as follows:

--------------------------------------------------------------------------------
Year ended December 31: (in millions)      Operating  Right-of-Way  Total
--------------------------------------------------------------------------------
1999 ....................................       $  91.5  $   12.5  $  104.0
2000 ....................................          79.9       5.4      85.3
2001 ....................................         136.2       5.4     141.6
2002 ....................................          64.4       7.2      71.6
2003 ....................................          56.0       5.4      61.4
Thereafter...............................         410.8     100.0     510.8
--------------------------------------------------------------------------------
                                                  838.8     135.9     974.7
   Less amount representing interest                 --     (71.2)    (71.2)
                                           -------------------------------------
   Total minimum payments................       $ 838.8  $   64.7  $  903.5
--------------------------------------------------------------------------------

Amounts expensed in the years ended December 31, 1998, 1997 and 1996 related to operating leases were approximately $22.7 million, $6.2 million and $5.0 million, respectively. The present value of net minimum payments of the right-of-way agreements is included in accrued expenses and other and in other long-term liabilities.

[E] PACIFIC RIM CABLE CONSORTIUM COMMITMENT
The Company is participating in a consortium of communications companies that is building a submarine cable system connecting the United States to Japan. In connection with this transaction, the Company is committed to purchase approximately $56.0 million of fiber optic cable and other network assets of the 13,125-route-mile, four-fiber pair cable system to the Pacific Rim. The total remaining commitment through January 2001 was approximately $50.0 million as of December 31, 1998.

[F] LEGAL MATTERS
The Company has been named as a defendant in various litigation matters. Management intends to vigorously defend these outstanding claims. The Company believes it has adequate accrued loss contingencies and that, although the ultimate outcome of these claims cannot be ascertained at this time, current pending or threatened litigation matters are not expected to have a material adverse impact on the Company's results of operations or financial position.


NOTE 8 > BENEFIT PLANS

[A] GROWTH SHARE PLAN
The Company has a Growth Share Plan (the "Plan") for certain of its employees and directors. A "Growth Share" is a unit of value based on the increase in value of the Company over a specified measurement period. All Growth Share grants have been made based on a beginning Company value that was greater than or equal to the fair value of the Company at the grant date. The total number of Growth Shares is set at 10 million and the maximum presently available for grant under the Plan is 850,000. All participants, except those granted Growth Shares under the October 1996 Plan, vested fully upon completion of the Company's IPO and settlement was made with 2,591,532 common shares, net of amounts relating to tax withholdings of approximately $21.9 million.

Growth Shares granted under the October 1996 Plan vest at the rate of 20% for each full year of service completed after the grant date subject to risk of forfeiture and are to be settled with the Company's Common Stock. The future compensation expense associated with the remaining shares has been capped at $11.00 per share, or approximately $13.7 million, and is amortized as expense over the remaining approximately three-year vesting period. At December 31, 1998, approximately $23.0 million is included in other long-term liabilities related to outstanding Growth Shares. The Company does not presently intend to make any additional Growth Share grants under this plan. Certain triggering events, such as a change in control of the Company, cause immediate vesting of the remaining Growth Shares and would result in accelerated expense recognition of all unamortized compensation. Participants receive their vested portion of the increase in value of the Growth Shares upon a triggering event, which includes the end of a Growth Share performance cycle.

The Company estimated an increase in value of the Growth Shares during 1997 and 1996 and recorded approximately $73.5 million and $13.1 million of compensation expense for this plan in the years ended December 31, 1997 and 1996, respectively. In the year ended December 31, 1998, the Company recorded approximately $9.3 million of expense for this plan. Had the Company accounted for compensation under the Growth Share Plan pursuant to the fair value method in SFAS No. 123, Accounting for Stock-Based Compensation, the amount of compensation would not have been different from what has been reflected in the accompanying consolidated financial statements.

The following table summarizes Growth Share grants, settlements, forfeitures and Growth Shares outstanding:


-----------------------------------------------------------------------------
                                            Outstanding
                                          Growth Shares
-----------------------------------------------------------------------------
December 31, 1995                               644,500
  1996 grants                                    67,500
  1996 settlements                             (436,600)
-----------------------------------------------------------------------------
December 31, 1996                               275,400
  1997 grants                                   358,050
  1997 settlements                             (253,950)
-----------------------------------------------------------------------------
December 31, 1997                               379,500
  1998 forfeitures                               (4,500)
  1998 settlements                              (12,000)
                                           ------------
December 31, 1998                               363,000
-----------------------------------------------------------------------------


[B] 401(K) PLAN
The Company sponsors defined contribution 401(k) Plans (the "Plans") which permit employees to make contributions to the Plans on a pre-tax salary reduction basis in accordance with the provisions of Section 401(k) of the Internal Revenue Code. After one year of service, the Company matches a portion of the employee's voluntary contributions. Company contributions to the 401(k) plans were $2.1 million and $0.9 million for the years ended December 31, 1998 and 1997, respectively, and was not material for the year ended December 31, 1996.

NOTE 9 > STOCKHOLDERS' EQUITY

[A] CAPITAL STOCK
In January 1998, the Board of Directors declared a stock dividend of one share for every share outstanding to stockholders of record as of February 2, 1998, which was distributed on February 24, 1998. This dividend was accounted for as a two-for-one stock split. All share and per share information included in the consolidated financial statements and the notes hereto have been adjusted to give retroactive effect to the change in capitalization.

In June 1998 the shareholders approved a change in the Company's capital stock to authorize 600 million shares of $.01 par value Common Stock (of which 2.7 million shares are reserved for issuance under the Company's 401(k) Plan and the former LCI 401(k) plans, 1.2 million are reserved for issuance under employee and non-employee director stock option and incentive plans, 35.0 million shares are reserved for issuance under the Equity Incentive Plan, 0.9 million shares are reserved for issuance under the Growth Share Plan, and 8.6 million shares are reserved for issuance upon exercise of warrants, as described below, and
25.0 million shares of $.01 par value Preferred Stock. On May 23, 1997, the Board of Directors declared a stock dividend to the existing stockholder of approximately 173.0 million shares of Common Stock, which was paid immediately prior to the effectiveness of the registration statement on June 23, 1997. This dividend was accounted for as a stock split. The Company completed the IPO of approximately 31.1 million shares of Common Stock on June 27, 1997, raising net proceeds of approximately $319.5 million.

Effective May 23, 1997, the Company sold to an affiliate of Anschutz for $2.3 million in cash, a warrant to acquire 8.6 million shares of Common Stock at an exercise price of $14.00 per share, exercisable on May 23, 2000. The warrant is not transferable. Stock issued upon exercise of the warrant will be subject to restrictions on sale or transfer for two years after exercise. In connection with the acquisition of Icon, the Company issued approximately 0.3 million warrants to acquire 0.3 million shares of Common Stock at an average exercise price of $17.81 per share, exercisable in 2007. The warrants are not transferable.

[B] COMMON STOCK OPTIONS
Effective June 23, 1997, the Company adopted the Equity Incentive Plan, which was amended and restated on June 1, 1998. This plan permits the grant of non-qualified stock options, incentive stock options, stock appreciation rights, restricted stock, stock units and other stock grants to key employees of the Company and affiliated companies and key consultants to the Company and affiliated companies who are responsible for the Company's growth and profitability. A maximum of 35.0 million shares of Common Stock may be subject to awards under the Equity Incentive Plan.

The Company's Compensation Committee determines the exercise price for each option; however, stock options must have an exercise price that is at least equal to the fair market value of the Common Stock on the date the stock option is granted, subject to certain restrictions. Stock option awards generally vest in equal increments over a five-year period, and awards granted under the Equity Incentive Plan will immediately vest upon any change in control of the Company, as defined, unless provided otherwise by the Compensation Committee at the time of grant. Options granted in 1997 and 1998 have terms ranging from six to ten years.

Stock option transactions during 1997 and 1998 were as follows:

--------------------------------------------------------------------------------
                                    Number of        Weighted
                                      Options         average
                               (in thousands)  exercise price
--------------------------------------------------------------------------------
Outstanding January 1,1997                 --          $   --
  Granted                              13,958          $   15.88
  Exercised                               (12)         $   11.00
---------------------------------------------
Outstanding December 31,1997           13,946          $   15.89
  Granted                              13,139          $   33.69
  Assumed                              15,770          $   16.64
  Exercised                           (11,657)         $   13.66
  Cancelled                            (1,047)         $   26.59
                                     --------
Outstanding December 31,1998           30,151          $   24.05
                                     --------
Exercisable December 31,1997            1,340          $   11.00
                                     --------
Exercisable December 31,1998            7,741          $   17.43
--------------------------------------------------------------------------------

In connection with the acquisitions of LCI and Icon the Company assumed the outstanding options on the date of acquisition for each of the acquired companies. Pursuant to the terms of the LCI stock option plans, the acquisition of LCI by the Company triggered a change in control of LCI. As such, all of the outstanding options vested immediately.

For 1998, the weighted-average fair value of each option grant is estimated as of the date of grant to be $15.18, using the Black-Scholes option pricing model, with the following weighted average assumptions: risk-free interest rate of 4.6%, no expected dividend yields, expected option lives of 5.5 years, and expected volatility of 41.2%.

For 1997, the weighted-average fair value of each option grant is estimated as of the date of grant to be $7.94, using the Black-Scholes option pricing model, with the following weighted average assumptions: risk-free interest rate of 5.8%, no expected dividend yields, expected option lives of 7.6 years, and expected volatility of 31%.

The following table summarizes certain information about the Company's stock options at December 31, 1998:

                       Options Outstanding                                 Options Exercisable
--------------------------------------------------  ------------------------------------------------------------------------------
                                        Weighted
                                         Average    Weighted                               Weighted
                       Number           Remaining   Average          Number of             Average
                       Options         Contractual  Exercise          Options              Exercise
Range of Exercise    Outstanding          Life       Price          Exercisable              Price
Prices

                     (In thousands)    (in years)                 (in thousands)
----------------------------------------------------------------------------------------------------------------------------------
$0.88 -   $5.91            521             3.1       $ 3.93              521              $   3.93
$5.92 -  $11.84          7,922             4.9       $10.75            2,463              $  10.66
$11.85 - $17.75          1,348             7.9       $16.21              952              $  16.44
$17.76 - $23.67          3,326             8.2       $21.66            1,365              $  20.18
$23.68 - $29.59          4,605             8.7       $26.08            1,982              $  24.78
$29.60 - $35.51          8,692             8.9       $31.06              401              $  30.06
$35.52 - $41.43          2,465             9.1       $37.34               42              $  37.50
$41.44 - $47.35            258             9.8       $43.21               15              $  44.60
$47.36 - $50.06          1,014            10.0       $49.99               --              $   0.00
                        --------------------------------------------------------------------------
                        30,151             7.7       $24.05            7,741                 17.43
----------------------------------------------------------------------------------------------------------------------------------

Compensation expense recognized for grants under the Equity Incentive Plan was not material in 1998 and 1997. If compensation expense for the Equity Incentive Plan had been determined using the fair value method described in SFAS No. 123, the Company's net earnings (loss) and net earnings (loss) per share for 1998 and 1997 would have been reduced to the pro forma amounts shown in the following table:

--------------------------------------------------------------------------------
(in millions, except per share information)   1998      1997
--------------------------------------------------------------------------------
Net earnings (loss)
  As reported                               $ (844.0)   $ 14.5
  Pro forma                                   (866.6)      0.9
Net earnings (loss) per share - basic:
  As reported                                  (3.02)     0.08
  Pro forma                                    (3.10)       --
Net earnings (loss) per share - diluted:
  As reported                                  (3.02)     0.07
  Pro forma                                    (3.10)       --


(C) EMPLOYEE STOCK PURCHASE PLAN
In October 1998, the Company instituted an Employee Stock Purchase Plan ("ESPP"). The Company is authorized to issue approximately 0.8 million shares of Common Stock to eligible employees. Under the terms of the ESPP, eligible employees may authorize payroll deductions of up to 15% of their base compensation, as defined, to purchase Common Stock at a price of 85% of the fair market value of the Company's Common Stock on the last trading day of the month in which the Common Stock is purchased.

(D) ALLIANCE WITH MICROSOFT
In December 1998, the Company entered into a strategic alliance with Microsoft. Microsoft will license a broad range of its software to the Company. In addition, Microsoft purchased approximately 4.4 million shares of Qwest for $200.0 million.

Pursuant to the Common Stock Purchase Agreement, Microsoft has agreed not to transfer the Common Stock it purchased for a period of two years except to persons approved by the Company or to certain Microsoft controlled corporations. Further, unless approved by the Company's board of directors, (i) Microsoft is prohibited from acquiring more than 5% of the Company's Common Stock and from becoming a member (with third parties) of a group that owns more than 5% and;
(ii) Microsoft may not take certain actions with respect to acquisition proposals or contested proxy solicitations until the earlier of (A) such time as the Company's officers, directors and affiliates own less than 33% of the voting power of the Company, (B) Microsoft otherwise disposes of the Common Stock, (C) the parties terminate the business relationship or (D) December 14, 2003. Pursuant to the terms of the Registration Rights Agreement, Microsoft has one demand registration right from March 14, 1999 up to December 14, 2001 for all or any of the shares of Common Stock purchased.



NOTE 10 > WEIGHTED AVERAGE SHARES OUTSTANDING

The weighted average number of shares used for computing basic and diluted loss per share for the years ended December 31, 1998 and 1996, was 279.1 million and
173.0 million, respectively. Because the Company had a net loss in 1998 and 1996, the effect of all options and warrants on loss per share was anti-dilutive. For the year ended December 31, 1997, the weighted average number of shares used for computing basic earnings per share was 190.5 million, and the weighted average number of shares used for computing diluted earnings per share was 194.1 million (including 3.5 million incremental common shares attributable to dilutive securities related to warrants, options and growth shares).

The weighted average number of options to purchase common stock that was excluded from the computation of diluted earnings per share because the exercise price of the option was greater than the average market price of the Common Stock was 348,000 for 1998 and 800,000 for 1997.



NOTE 11 > BUSINESS SEGMENT INFORMATION

In 1998, the Company adopted SFAS No. 131, Disclosures About Segments of an Enterprise and Related Information, which requires the Company to report certain information about its business segments. The information for 1997 and 1996 has been restated to conform with the 1998 presentation. The Company's two business segments are Communications Services and Construction Services, each having a separate management team and infrastructure, offering different products and services, and utilizing different marketing strategies to target different types of customers. Communications Services provides multimedia communications services to retail and wholesale customers. Construction Services constructs and installs fiber optic systems for other communications entities, as well as for the Company's own use.

The accounting policies of the business segments are the same as those described in Note 2 - Summary of Significant Accounting Policies. The Company evaluates the performance of its business segments based on their respective earnings
(loss) from operations, before other (income) expense and income taxes. The following table presents summarized financial information related to the business segments for the years ended December 31, 1998, 1997 and 1996:


                                            Year Ended December 31,
(in millions)                             1998       1997       1996
---------------------------------------------------------------------------------
Revenue:
  Communications services..........  $ 1,554.3    $ 115.3    $  91.8
  Construction services....              688.4      581.4      139.2
                                     -------------------------------
   Total revenue...................  $ 2,242.7    $ 696.7    $ 231.0
---------------------------------------------------------------------------------
Earning (loss) from operations:
  Communications services..........     (902.1)    (105.8)     (44.5)
  Construction services............      184.4      140.3       33.4
  Depreciation and amortization -
   Corporate.......................      (36.0)     (11.0)      (0.9)
                                     -------------------------------
   Total earnings (loss)
     from operations...............     (753.7)      23.5      (12.0)
---------------------------------------------------------------------------------
Unallocated other (income) expense:
  Interest expense, net............       97.3       18.8        6.8
  Other (income) expense, net......       (1.2)     (18.9)      (8.7)
                                     -------------------------------
   Earnings (loss) before
     income taxes..................  $  (849.8)  $   23.6    $ (10.1)
---------------------------------------------------------------------------------
Assets:
  Communications services..........  $ 5,901.2   $  201.3    $ 141.0
  Construction services............      729.6      437.7      106.6
  Corporate........................    1,436.8      759.1       15.0
                                     -------------------------------
   Total assets....................  $ 8,067.6   $1,398.1    $ 262.6
---------------------------------------------------------------------------------
Capital expenditures:
  Communication services...........  $ 1,382.2   $  337.7    $  53.6
  Construction services............        2.2        2.0        0.9
  Corporate........................       28.8        6.1        2.6
                                     -------------------------------
   Capital expenditures............  $ 1,413.2   $  345.8    $  57.1
---------------------------------------------------------------------------------

The Company's areas of operations are principally in the United States and Europe, and the Company is developing network assets in Mexico. No single European country or geographic area is significant to the Company's consolidated operations. Revenue and loss from operations from European-country operations were approximately $60.0 million and $17.7 million, respectively, in 1998. The Company had no European operations in 1997.

During the years ended December 31, 1998, 1997 and 1996, two or more customers, in the aggregate, within the Construction Services segment accounted for 10% or more of the Company's total revenue in one or more periods, as follows:


--------------------------------------------------------------------------------
                               Customer A    Customer B    Customer  C
--------------------------------------------------------------------------------
1998  .....................        1%            7%             8%
1997  .....................        6%           31%            37%
1996  .....................       32%           26%            --

NOTE 12 > SELECTED CONSOLIDATED QUARTERLY
FINANCIAL DATA.
(In Millions, Except Per Share Information - Unaudited)

                                           1998
--------------------------------------------------------------------------------
                           First     Second      Third     Fourth
                          Quarter   Quarter     Quarter    Quarter
--------------------------------------------------------------------------------
Revenue                  $ 177.1    $ 393.7    $ 806.8    $ 865.1
Gross Profit                48.9      132.0      307.0      346.2
Earnings (loss)
  from operations           (3.5)    (820.4)      37.7       32.5
Net loss                 $  (6.6)   $(808.9)   $  (6.9)   $ (21.6)
Net loss per
  share - basic          $  (0.03)  $  (3.34)  $  (0.02)  $  (0.06)
Net loss per
  share - diluted        $  (0.03)  $  (3.34)  $  (0.02)  $  (0.06)


                                              1997
--------------------------------------------------------------------------------
                              First      Second      Third    Fourth
                             Quarter    Quarter    Quarter   Quarter
--------------------------------------------------------------------------------
Revenue                     $  72.7      $228.7    $ 188.9    $206.4
Gross profit                   16.3        65.7       54.5      65.9
Earnings (loss)
  from operations             (12.7)       (7.1)      19.9      23.4
Net earnings (loss)         $  (4.8)     $ (5.6)   $  12.6    $ 12.3
Net earnings (loss) per
  share - basic             $  (0.03)    $(0.03)   $  0.06    $ 0.06
Net earnings (loss) per
  share - diluted           $  (0.03)    $(0.03)   $  0.06    $ 0.06

In connection with the acquisitions of LCI and EUnet in the second quarter of 1998 and the acquisition of Icon in the fourth quarter of 1998, the Company expensed $750.0 million and $10.0 million, respectively, for in-process R&D projects.

MARKET FOR THE REGISTRANT'S COMMON STOCK
AND RELATED SHAREHOLDER MATTERS

[A] The Company's Common Stock is listed on the Nasdaq National Market under the trading symbol "QWST." As of March 5, 1999, there were approximately 350 million shares of Common Stock issued and outstanding held by 4,213 stockholders of record.

The following table sets forth, for the periods indicated, the high and low sales prices per share of Common Stock as reported on the Nasdaq National Market (as adjusted to reflect the two-for-one stock split effected on February 24, 1998 as a dividend):

--------------------------------------------------------------------------------
                                          High              Low
--------------------------------------------------------------------------------
Fiscal 1997:
First Quarter......................            N/A                N/A
Second Quarter.....................   $    15.0625    $       13.1875
Third Quarter......................   $    26.5000    $       13.6250
Fourth Quarter.....................   $    34.4375    $       22.9375


--------------------------------------------------------------------------------
                                          High              Low
--------------------------------------------------------------------------------
Fiscal 1998:
First Quarter......................   $    41.0625    $       29.6250
Second Quarter.....................   $    40.0625    $       27.8750
Third Quarter......................   $    47.5000    $       22.0000
Fourth Quarter.....................   $    51.3125    $       26.7500

The Company completed its initial public offering on June 27,1997. The Registrant has not paid cash dividends on its Common Stock since becoming a public company and does not anticipate paying cash dividends in the foreseeable future. The terms of the Indentures governing its outstanding notes restrict the Company's ability to pay dividends. Any payment of future dividends will be at the discretion of the Company's Board of Directors and will depend upon, among other things, the Company's earnings, operations, capital requirements, level of indebtedness, financial condition, contractual restrictions and other relevant factors. (See "Management's Discussion and Analysis of Financial Condition and Results of Operations.")

On December 14, 1998, the Company and Microsoft Corporation, a Washington corporation ("Microsoft"), announced that they had agreed to enter into a business relationship to offer data and Internet services. In addition, Microsoft purchased from the Company approximately 4.4 million shares of the Company's common stock, at a price of $45.00 per share, for an aggregate purchase price of $200.0 million.

Pursuant to the Common Stock Purchase Agreement, Microsoft has agreed not to transfer the shares for a period of two years except to persons approved by the Company or to certain Microsoft controlled corporations. Further, unless approved by the Company's board of directors, (i) Microsoft is prohibited from acquiring more than 5% of the Company's common stock and from becoming a member (with third parties) of a group that owns more than 5% and (ii) Microsoft may not take certain actions with respect to acquisition proposals or contested proxy solicitations until the earlier of (A) such time as the Company's officers, directors and affiliates own less than 33% of the voting power of the Company, (B) Microsoft otherwise disposes of the shares, (C) the parties terminate the business relationship or (D) December 14, 2003. Pursuant to the terms of the Registration Rights Agreement, Microsoft has one demand registration right at any time from March 14, 1999 up to December 14, 2001 for all or any of the shares of Common Stock purchased.

[B] The Company has used approximately $274.6 million of the $319.5 million net proceeds from its initial public offering for construction of its fiber optic telecommunications network and to redeem a total of $87.5 million in principal amount of its 107/8% Notes due 2007. The remaining net proceeds are temporarily invested in certain short-term investment grade securities.