Form 10-K, Exhibit 13
period 2000-12-31
QWEST COMMUNICATIONS INTERNATIONAL INC
filed 2001-03-16
CIK 1037949

                                                                      EXHIBIT 13

        SELECTED PORTIONS OF QWEST'S 2000 ANNUAL REPORT TO SHAREHOLDERS

     Following is the financial section of Qwest's 2000 Annual Report. Our 2000 Annual Report will be available on the Internet beginning March 20, 2001. To view the annual report online, visit our website at www.qwest.com/shareholder2001.

     You may also request that a printed copy be mailed to you in one of two ways:

          (1) by completing the literature request form at www.qwest.com/about/investor and then select "request materials" or

          (2) by writing to Investor Relations, Qwest Communications International Inc., 1801 California Street, 51st Floor, Denver, Colorado 80202.

FINANCIAL CONTENTS

F-1        F-2             F-12               F-13              F-14        F-18          F-41
SELECTED   MANAGEMENT'S    QUANTITATIVE       INDEPENDENT       FINANCIAL   NOTES TO      MARKET FOR
FINANCIAL  DISCUSSION AND  AND QUALITATIVE    AUDITORS' REPORT  STATEMENTS  CONSOLIDATED  REGISTRANT'S COMMON
DATA       ANALYSIS OF     DISCLOSURES ABOUT                                FINANCIAL     STOCK AND RELATED
           FINANCIAL       MARKET RISK                                      STATEMENTS    STOCKHOLDER MATTERS
           CONDITION AND
           RESULTS
           OF OPERATIONS

SELECTED FINANCIAL DATA

     The merger between Qwest Communications International Inc. ("Qwest" or the "Company") and U S WEST, Inc. ("U S WEST") (the "Merger") was effective June 30, 2000. Amounts reflected below for the years ended December 31, 1996, 1997, 1998 and 1999 represent the results of operations for U S WEST only (the accounting acquirer). For the year ended December 31, 2000, the amounts reflect the results of operations for (i) U S WEST from January 1, 2000 through June 29, 2000 and
(ii) the merged Qwest entity from June 30, 2000 through the end of the year.

                                                        YEAR ENDED DECEMBER 31,
                                         ------------------------------------------------------
                                            2000        1999       1998       1997       1996
                                         ----------   --------   --------   --------   --------
                                            (DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)
Revenues...............................  $   16,610   $ 13,182   $ 12,395   $ 11,521   $ 11,168
Operating expenses.....................      14,787      9,845      9,346      8,745      8,356
Operating income.......................       1,823      3,337      3,049      2,776      2,812
(Loss) income before extraordinary item
  and cumulative effect of change in
  accounting principle.................         (81)     1,102      1,508      1,527      1,501
Net (loss) income(1)(2)................         (81)     1,342      1,508      1,524      1,535
(Loss) earnings per share:(3)
  Basic................................       (0.06)      1.54       1.76       1.83       1.86
  Diluted..............................       (0.06)      1.52       1.75       1.79       1.82
Average common shares outstanding
  (thousands):(3)
  Basic................................   1,272,088    872,309    854,967    834,831    825,835
  Diluted..............................   1,272,088    880,753    862,581    849,497    844,930
Dividends per common share.............  $     0.31   $   1.36   $   1.24   $   1.24   $   1.24
EBITDA(4)..............................       6,917      5,704      5,248      4,939      4,970
Total assets...........................      73,501     23,272     18,407     17,667     17,279
Total debt.............................      19,066     13,071      9,919      5,715      6,545
Debt to total capital ratio............        31.6%      91.2%      92.9%      56.7%      61.6%
Capital expenditures...................  $    6,968   $  4,218   $  2,905   $  2,672   $  2,831

---------------

(1) 2000 net loss includes a charge of $1.096 billion ($0.86 per diluted share) of Merger-related costs, a charge of $560 million ($0.44 per diluted share) on the decline in the market value of certain financial instruments and a net gain of $182 million ($0.14 per diluted share) on the sales of investments. 1999 net income includes expenses of $282 million ($0.32 per diluted share) related to a terminated merger, a loss of $225 million ($0.26 per diluted share) on the sale of common stock and a charge of $34 million ($0.04 per diluted share) on the decline in the market value of derivative financial instruments. 1998 net income includes expenses of $68 million ($0.08 per diluted share) associated with the June 12, 1998 separation of U S WEST's former parent company into two independent companies (the "Separation") and an asset impairment charge of $21 million ($0.02 per diluted share). 1997 net income includes a $152 million regulatory charge ($0.18 per diluted share) related primarily to the 1997 Washington State Supreme Court ruling that upheld a Washington rate order, a gain of $32 million ($0.04 per diluted share) on the sale of U S WEST's one-seventh interest in Bell Communications Research, Inc. and a gain of $48 million ($0.06 per diluted share) on the sales of local telephone exchanges. 1996 net income includes a gain of $36 million ($0.04 per diluted share) on the sale of local telephone exchanges and the current effect of $15 million ($0.02 per diluted share) from adopting Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." As described in note 3 below, the per share amounts assume the conversion of U S WEST common stock into Qwest common stock for all periods presented.

(2) 1999 net income includes $240 million ($0.27 per diluted share) for the cumulative effect of a change in accounting principle related to recognizing directory publishing revenues and expenses on the "point of publication" method. 1997 net income was reduced by an extraordinary charge of $3 million ($0.00 per diluted share) for the early extinguishment of debt. 1996 net income includes a gain of $34 million ($0.04 per diluted share) for the cumulative effect of the adoption of SFAS No. 121.

(3) In connection with the Merger, each outstanding share of U S WEST common stock was converted into the right to receive 1.72932 shares of Qwest common stock (and cash in lieu of fractional shares). The average common shares outstanding assume the 1-for-1.72932 conversion of U S WEST shares for Qwest shares for all periods presented. In addition, average common shares outstanding also assume a one-for-one conversion of U S WEST Communications Group ("Communications Group") common shares outstanding into shares of U S WEST as of the Separation date. The 1998 average common shares outstanding include the issuance of approximately 28,786,000 shares of common stock attributable to the contribution to U S WEST by its former parent company ("Parent") of the businesses of the Communications Group and the domestic directories business of U S WEST Dex, Inc. ("Dex").

(4) Earnings before interest, income taxes, depreciation and amortization ("EBITDA") does not include non-recurring and non-operating items such as Merger costs, asset write-offs and impairments, gains/losses on the sale of investments and fixed assets, changes in the market values of investments, one-time legal charges, in-region long-distance activity, Qwest construction activity, Separation charges, regulatory accruals and sales of local telephone exchanges. EBITDA does not represent cash flow for the periods presented and should not be considered as an alternative to net earnings
    (loss) as an indicator of the Company's operating performance or as an alternative to cash flows as a source of liquidity, and may not be comparable with EBITDA as defined by other companies.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

     Certain statements set forth below under this caption constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 ("Reform Act"). See "Special Note Regarding Forward-Looking Statements" on page 1 of this Form 10-K for additional factors relating to such statements.

RESULTS OF OPERATIONS

  2000 Compared with 1999

     The Merger has been accounted for as a reverse acquisition under the purchase method of accounting with U S WEST being deemed the accounting acquirer and Qwest the acquired entity. As U S WEST was deemed the accounting acquirer, its historical financial statements have been carried forward as those of the newly combined company. In connection with the Merger, each outstanding share of U S WEST common stock was converted into the right to receive 1.72932 shares of Qwest common stock. In addition, all outstanding U S WEST stock options were converted into options to acquire Qwest common stock. All share and per share amounts have been restated to give retroactive effect to the exchange ratio.

     The results of operations for Qwest (the acquired entity for accounting purposes) prior to the Merger with U S WEST on June 30, 2000, are not reflected in the accompanying consolidated statements of operations. However, the following unaudited consolidated pro forma results of operations are presented assuming the Merger had been completed on January 1, 1999 and have been adjusted to eliminate the impacts of non-recurring items such as Merger costs, asset write-offs and impairments, gains/losses on the sale of investments and fixed assets, changes in the market values of investments, one-time legal charges, in-region long-distance activity and Qwest construction activity.

                                           ACTUAL
                                         YEAR ENDED          PRO FORMA YEAR ENDED DECEMBER 31,
                                        DECEMBER 31,      ----------------------------------------
                                      -----------------                        INCREASE       %
                                       2000      1999      2000      1999     (DECREASE)   CHANGE
                                      -------   -------   -------   -------   ----------   -------
                                                         (DOLLARS IN MILLIONS)
Revenues:
  Commercial services...............  $ 7,424   $ 4,689   $ 9,425   $ 7,388     $2,037        27.6%
  Consumer and small business
     services.......................    6,372     5,571     6,715     6,284        431         6.9
  Directory services................    1,530     1,436     1,530     1,436         94         6.6
  Switched access services..........    1,284     1,486     1,284     1,486       (202)      (13.6)
                                      -------   -------   -------   -------     ------     -------
          Total revenues............   16,610    13,182    18,954    16,594      2,360        14.2
                                      -------   -------   -------   -------     ------     -------
Operating expenses:
  Cost of services..................    5,433     3,990     6,757     5,906        851        14.4
  Selling, general and
     administrative.................    4,260     3,488     4,829     4,406        423         9.6
                                      -------   -------   -------   -------     ------     -------
  EBITDA............................    6,917     5,704     7,368     6,282      1,086        17.3
                                      -------   -------   -------   -------     ------     -------
  Depreciation......................    2,617     2,348     2,706     2,520        186         7.4
  Amortization......................      725        19     1,359     1,287         72         5.6
  Merger-related and other
     charges........................    1,752        --        --        --         --          --
                                      -------   -------   -------   -------     ------     -------
          Total operating
            expenses................   14,787     9,845    15,651    14,119      1,532        10.9
                                      -------   -------   -------   -------     ------     -------
Operating income....................    1,823     3,337     3,303     2,475        828        33.5
Other expense (income):
  Interest expense -- net...........    1,041       736     1,116       887        229        25.8
  Decline in market value of
     financial instruments..........      917        56        --        --         --          --
  Expenses related to terminated
     merger.........................       --       282        --        --         --          --
  (Gain) loss on sale of
     investments....................     (327)      367        --        --         --          --
  Other expense (income) -- net.....       66        (6)       43        (3)        46     1,533.3
                                      -------   -------   -------   -------     ------     -------
          Total other
            expense -- net..........    1,697     1,435     1,159       884        275        31.1
                                      -------   -------   -------   -------     ------     -------
Income before income taxes and
  cumulative effect of change in
  accounting principle..............      126     1,902     2,144     1,591        553        34.8
Provision for income taxes..........      207       800     1,149       943        206        21.9
                                      -------   -------   -------   -------     ------     -------
(Loss) income before cumulative
  effect of change in accounting
  principle.........................      (81)    1,102       995       648        347        53.6
Cumulative effect of change in
  accounting principle -- net of
  tax...............................       --       240        --        --         --          --
                                      -------   -------   -------   -------     ------     -------
Net (loss) income...................  $   (81)  $ 1,342   $   995   $   648     $  347        53.6%
                                      =======   =======   =======   =======     ======     =======

     Because of the significance of the Merger, the comparison of 2000 results to 1999 results will be based upon the above pro forma results except for goodwill and other intangible amortization expense, Merger-related and other charges and net (loss) income.

REVENUES

     The Company's revenues are generated from a variety of services and products. Commercial, consumer and small business services revenues are derived from retail and wholesale services such as Internet and data products and services, including Web hosting and Internet access, frame relay and digital subscriber line ("DSL"). Also included in this category are voice services such as basic monthly fees for telephone service, wireless services, fees for calling services such as voice messaging and caller identification, special access and private line revenues from end-users buying local exchange capacity to support their private networks and inter- and intraLATA (local access and transport area) long-distance services. To a lesser extent, the Company sells capacity under indefeasible rights of use contracts. Revenues from these contracts are included in commercial services and were not significant in either fiscal 2000 or 1999. Directory services revenues are generated primarily from selling advertising in the Company's published directories. Switched access services revenue is derived principally from charges to interexchange carriers ("IXCs") for use of the Company's local network to connect customers to their long-distance networks.

     Total pro forma revenues for 2000 grew by 14.2 percent as compared to 1999, due to increases in commercial revenue driven by Internet Protocol ("IP") and data including sales of Internet access, frame relay and virtual private network services. Data and IP revenues represented over 22 percent of total pro forma revenues for 2000 up from 16 percent in 1999 as this segment of the business grew by more than 60 percent in 2000. The Company expects the data services business to become a greater portion of overall Company revenues in the future. Also contributing to the increase was residential wireless and DSL growth. Wireless revenues grew by 110 percent in 2000 over 1999 and DSL revenues grew by over 150 percent during the same period, primarily due to an increase in customers.

     Local voice revenues grew despite the fact that access line growth slowed to approximately 2 percent year-over-year. Total access lines increased by 341,000 with business lines comprising the majority of the change. The decline in access line growth was partially attributable to businesses converting single access lines to a lower number of high-speed, high-capacity lines allowing for transport of data at higher rates of speed. On a voice-grade equivalent basis, the Company's business access lines grew by 30.5 percent as compared to 1999.

     Directory services revenues for 2000 increased by almost $100 million due principally to higher advertising rates, an increase in the number of directories published and an increase in the number of premium quality advertisements.

     Partially offsetting the increase in total revenues was the decline in switched access revenue, primarily due to rate reductions mandated by the Federal Communications Commission ("FCC") as part of access reform, as well as rate reductions mandated by state public utility commissions ("PUCs").

     IntraLATA and consumer long-distance service voice revenues also declined due to price cuts caused by regulatory rate reductions, a de-emphasis of out-of-region consumer services and greater competition. The Company believes it will continue to experience further declines in intraLATA long-distance revenues as competition increases.

     To compete more effectively and provide better value, Qwest continued to sell bundled products and services at prices lower than they could be sold individually in exchange for longer-term customer commitments and higher overall per customer revenue. As a result, Qwest has added 730,000 subscribers to its CustomChoice(SM) package (which includes a home phone line and the choice of 20 calling features) in 2000, with total subscribers exceeding 2,000,000 as of year end. Total subscribers to the Company's other significant bundled offering, Total Package(SM) (bundled wireless, wireline and Internet services package), exceeded 121,000 at December 31, 2000.

     During 1999 and 2000, the Company committed to sell approximately 800,000 access lines within the 14-state local service area. In 1999, definitive sales agreements were reached for the sale of 570,000 lines for approximately $1.8 billion in cash, subject to adjustment. In 2000, the sale of 20,000 access lines in North Dakota and South Dakota were consummated resulting in proceeds of $19 million and gains of $11 million. The transfer of ownership of the remaining access lines, which will occur on a state-by-state basis, is expected to be completed by the first quarter of 2002. The pending sales are subject to regulatory approvals and other customary closing conditions. In addition, on February 26, 2001, the Company announced that it does not have plans to sell a significant number of additional access lines at the present time. Sales of these rural access lines will exert downward pressure on revenue growth as these sales are finalized.

EXPENSES

     Cost of services. Cost of services includes the following costs directly attributable to a product or service: salaries and wages, materials and supplies, contracted engineering services, network access costs, computer systems support, and the cost of products sold.

     Cost of services as a percent of revenue was 35.6 percent on a pro forma basis for both 2000 and 1999. Higher sales of early life cycle data products, increased competition and mandatory regulatory rate reductions on access products all impacted the gross margin. Although the gross margin remained flat year-over-year, total cost of services rose in 2000. Continued investments in early life cycle Web hosting, wireless and local broadband access products and customer service increased costs. These increases in costs were offset by network efficiencies gained through the elimination of redundant capacity and workforce and an increase in capitalized salaries and wages associated with higher capital investment. In addition, cost of services was also impacted by a reduction in the other post-retirement benefit costs and an increase in the pension credit in 2000 (which resulted primarily from higher than expected returns on plan assets).

     On January 5, 2001, Qwest announced an agreement with its major unions, the Communications Workers of America and the International Brotherhood of Electrical Workers, to extend the existing union contracts for another two years, through August of 2003. The extensions include a 3.5 percent wage increase in 2001, a 5 percent wage increase in 2002, a 6 percent pension increase in 2002, and a 10 percent pension increase in 2003. Excluding anticipated future cost synergies, these scheduled changes will increase cost of services in future years.

     Selling, general and administrative expenses. Selling, general and administrative ("SG&A") expenses include salaries and wages not directly attributable to a product or service, sales commissions, bad debt charges, rent for administrative space, advertising, professional service fees and taxes other than income taxes.

     Pro forma SG&A, as a percentage of revenue, improved to 25.5 percent in 2000 compared to 26.6 percent in 1999. SG&A expenses decreased as a percentage of revenues because of Merger-related reductions in staff resulting from the separation of more than 4,500 employees, other post-employment expense reductions, and an increase in the pension credit. These decreases were partially offset by increases in bad debts and property taxes.

     EBITDA. Because of the factors described above, pro forma EBITDA improved from 37.9 percent of revenues in 1999 to 38.9 percent in 2000.

     Depreciation expense. Depreciation expense increased 7.4 percent as compared to 1999 primarily due to higher overall property, plant and equipment resulting from continued investment in the Company's network to meet service demands. In addition, Qwest continues to invest in growth areas such as Internet and data services, Web hosting, wireless, and broadband access. Additional capital investments were also made to improve customer service levels.

     Goodwill and other intangible amortization expense. Substantially all of the goodwill and other intangible amortization resulted from the Merger. The preliminary purchase price allocation to these assets was $4.1 billion to identified intangibles and $27.9 billion to goodwill. The amounts allocated to tradenames and goodwill are being amortized over 40 years. The remaining intangible assets are being amortized over periods ranging from 3 to 10 years. The allocation of purchase price is preliminary and may change upon completion of an appraisal currently being performed on the acquired assets and liabilities of Qwest (the acquired entity for accounting purposes). The effect of any such change is not expected to be material.

     Merger-related and other charges. Qwest incurred Merger-related and other charges totaling $1.752 billion. A breakdown of these costs is as follows:

                                                         YEAR ENDED
                                                      DECEMBER 31, 2000
                                                      -----------------
                                                         (DOLLARS IN
                                                          MILLIONS)
Contractual settlements and terminations...........        $  654
Merger bonuses and severance costs.................           443
Write-off of access lines..........................           226
Termination of software development projects.......           114
Post-retirement benefit plan curtailment gain......          (106)
Other Merger-related costs and charges.............           421
                                                           ------
          Total Merger-related and other charges...        $1,752
                                                           ======

     Contractual settlements and termination losses of $654 million represents the costs incurred to cancel various commitments no longer deemed necessary as a result of the Merger and to settle various claims related to the Merger.

     In connection with the Merger, management identified a workforce reduction of over 4,500 employees primarily to eliminate duplicate functions. These employees were terminated prior to December 31, 2000. Of these, 1,078 employees voluntarily separated without receiving benefit packages. A severance charge of $341 million relates to employees involuntarily separated during fiscal 2000. Merger bonuses of $102 million represents bonus payments triggered by the successful completion of the Merger.

     The Company leases dedicated special-purpose access lines to Competitive Local Exchange Carriers ("CLECs"). Given current industry conditions and regulatory changes affecting CLECs, the Company evaluated those leased assets for impairment. The Company concluded that the fair value of those assets was minimal and took a $226 million charge. The assets are operated by the Company's wholesale services segment.

     Following the Merger, management reviewed all internal software projects in process, and determined that certain projects should no longer be pursued. Because the projects were incomplete and abandoned, the fair value of such incomplete software was determined to be zero and $114 million of capitalized software costs were written off. The abandoned projects included a significant billing system replacement and a customer database system.

     Other costs of $421 million include legal charges related to the Merger, professional fees, re-branding costs, relocation costs and other costs related to the integration of the two companies.

     Offsetting the Merger-related costs was a $106 million post-retirement benefit plan curtailment gain. This gain resulted from the post-Merger termination of retiree medical benefits for all former U S WEST employees who did not have 20 years of service by December 31, 2000 or would not be service pension eligible by December 31, 2003.

     Other expense -- net. Interest expense on a pro forma basis was $1.116 billion for 2000, compared to $887 million for 1999. Increased interest expense resulted from higher debt levels [incurred as a result of increased capital expenditures and the acquisition of 39 million shares of Global Crossing Ltd. ("Global Crossing") common stock in June 1999] and overall higher interest rates on commercial paper borrowings. Partially offsetting the increase in interest expense was an increase in pro forma capitalized interest in 2000 to $155 million from $83 million in 1999. The increase in capitalized interest was due to an increase in construction projects.

     During 1999, U S WEST acquired approximately 39 million shares in Global Crossing at a per share price of $62.75 in connection with the proposed merger of U S WEST and Global Crossing. Later that year, U S WEST and Qwest announced plans for the Merger thereby terminating the U S WEST -- Global Crossing combination. Upon termination of the merger in 1999, U S WEST incurred a one-time charge of $282 million to dissolve the proposed merger with Global Crossing. The charge included a cash payment of $140 million to

Global Crossing, the transfer to Global Crossing of $140 million of Global Crossing common stock previously purchased by the Company and $2 million of miscellaneous costs.

     In late 1999, U S WEST incurred a $367 million loss on the sale of 24 million shares of Global Crossing common stock. In connection with that sale, U S WEST entered into an equity return swap that expires in 2001. The swap is reflected at market value in the accompanying consolidated financial statements. The market value of the swap declined by $470 million and $56 million in 2000 and 1999, respectively. The Company also recorded a loss of $447 million in the second quarter of 2000, when it determined the decline in its remaining investment in Global Crossing common stock was other than temporary. The Company disposed of its remaining investment in the third quarter of 2000, recognizing a gain of $50 million.

     In 2000, Qwest sold the majority of its non-strategic equity investments resulting in a net gain of $277 million. There were no such dispositions in 1999. Qwest also completed the sale of 20,000 access lines in North Dakota and South Dakota generating proceeds of $19 million and gains of approximately $11 million. These gains were reduced by a net loss on the sale of fixed assets of $39 million.

     Provision for income taxes.  The effective tax rate for 2000 decreased to
53.6 percent on a pro forma basis compared to 59.3 percent in 1999. The decrease in 2000 from the 1999 effective tax rate resulted primarily from fixed, non-deductible goodwill charges being amortized over pro forma pre-tax income of $2.144 billion in 2000 versus pro forma pre-tax income of $1.591 billion in 1999.

     Net income (loss). Income before the cumulative effect of the change in accounting for directory revenues in 1999 decreased from $1.102 billion in 1999 to a net loss of $81 million in 2000 principally because of Merger-related charges of $1.752 billion. On a pro forma basis, net income increased from 3.9 percent of revenues to 5.2 percent of revenues in 2000 because of the effect of the items described above.

  1999 Compared with 1998

     In connection with the Merger, U S WEST was deemed the accounting acquirer and its historical results for fiscal 1999 and 1998 have been carried forward as those of the newly combined company. Following are the historical results of U S WEST for fiscal 1999 and 1998.

                                                           YEAR ENDED
                                                          DECEMBER 31,
                                                        -----------------    INCREASE        %
                                                         1999      1998     (DECREASE)     CHANGE
                                                        -------   -------   -----------   --------
                                                                  (DOLLARS IN MILLIONS)
Revenues:
  Commercial services.................................  $ 4,689   $ 4,390      $ 299           6.8
  Consumer and small business services................    5,571     5,146        425           8.3
  Directory services..................................    1,436     1,318        118           9.0
  Switched access services............................    1,486     1,541        (55)         (3.6)
                                                        -------   -------      -----      --------
          Total revenues..............................   13,182    12,395        787           6.3
                                                        -------   -------      -----      --------
Operating expenses:
  Cost of services....................................    3,990     3,564        426          12.0
  Selling, general and administrative expenses........    3,488     3,583        (95)         (2.7)
                                                        -------   -------      -----      --------
  EBITDA..............................................    5,704     5,248        456           8.7
                                                        -------   -------      -----      --------
  Depreciation........................................    2,348     2,198        150           6.8
  Amortization........................................       19         1         18       1,800.0
                                                        -------   -------      -----      --------
          Total operating expenses....................    9,845     9,346        499           5.3
                                                        -------   -------      -----      --------
Operating income......................................    3,337     3,049        288           9.4
                                                        -------   -------      -----      --------
Other expense (income):
  Interest expense -- net.............................      736       543        193          35.5
  Decline in market value of financial instruments....       56        --         56            --
  Expenses related to terminated merger...............      282        --        282            --
  Loss on sale of investments.........................      367        --        367            --
  Other (income) expense -- net.......................       (6)       87        (93)       (106.9)
                                                        -------   -------      -----      --------
          Total other expense -- net..................    1,435       630        805         127.8
                                                        -------   -------      -----      --------
Income before income taxes and cumulative effect of
  change in accounting principle......................    1,902     2,419       (517)        (21.4)
Provision for income taxes............................      800       911       (111)        (12.2)
                                                        -------   -------      -----      --------
Income before cumulative effect of change in
  accounting principle................................    1,102     1,508       (406)        (26.9)
Cumulative effect of change in accounting
  principle -- net of tax.............................      240        --        240            --
                                                        -------   -------      -----      --------
Net income............................................  $ 1,342   $ 1,508      $(166)        (11.0)
                                                        =======   =======      =====      ========

REVENUES

     Total revenues for 1999 increased by 6.3 percent as a result of growing demand for data services which increased private line and special access services revenues, greater sales of residential wireless, an increase in sales of vertical features, growth in inside wire maintenance plans, local number portability charges, interconnection charges, subscriber line charges and increases in the subscriber base of the Company's DSL data services.

     Also contributing to the growth in revenue were increased sales of Qwest.net(R), the national expansion of the Company's data business and increased sales of customer equipment. In addition, revenues derived from the directory publishing business increased by $118 million primarily as a result of growing sales of premium advertisements, price changes and the impact of a change in accounting principle. Effective in 1999, Qwest Dex, Inc. ("Qwest Dex") changed to the "point of publication method" of accounting, under which the Company recognizes revenues and expenses at the time the related directory is published. Previously, revenues and expenses were recognized under the "deferral method" under which revenues and expenses were recognized over the lives of the directories, generally one year. The methodology was changed to align Qwest Dex's revenue and expense policy with the earnings process and to better reflect the operating activity of the business. Directory services for 1998 do not include the effect of the directory publishing change in accounting principle. Adjusting 1998 revenues for the effects of the change in accounting principle, directory services revenues increased by $87 million, or 6.4 percent.

     Other areas of revenue growth include increased consumer and carrier access charges. At December 31, 1999, the Company had added 408,000 residential and business access lines, an increase of 2.5 percent over the end of 1998. Of this increase, residential second line installations accounted for 187,000 lines, an increase of 11.8 percent as compared with 1998. Second line additions by residential and small business customers increased primarily as a result of the growing demand for Internet access and data transport capabilities. Increasing demand to use the Company's networks by IXCs drove access minutes of use up by 5 percent during 1999.

     Partially offsetting the revenue increases were decreases in long-distance services and mandated rate reductions. The Company's long-distance services declined by $211 million. Increased competition, strategic price reductions, and expansion in the number and size of extended service areas accounted for the majority of the decrease. Also contributing to the decline were mandatory rate reductions of $40 million in 1999. As of December 31, 1999, customers in all 14 states in which the Company provides local service were able to choose an alternative provider for intraLATA calls without dialing a special access code when placing a call.

     Federal and state mandated rate changes also offset a portion of the revenue increase. Excluding the long-distance rate changes discussed above, the remaining rate changes totaled $180 million. Most of these rate reductions were directly attributable to the implementation of the FCC's access reform order relating to the Telecommunications Act of 1996 dealing with interstate access pricing.

     Although Qwest's revenues continued to grow in 1999, some areas of service experienced a decline in growth rates from 1998, particularly retail and wholesale basic monthly services and calling services. The drop in the growth rate was primarily attributable to increased competition as well as the Company's customer retention strategy of offering bundles of services to customers at lower prices in return for entering into longer-term contracts.

     During 1999, the Company committed to sell approximately 800,000 access lines within the 14-state local service area. In 1999, definitive sales agreements were reached for the sale of 570,000 lines for approximately $1.8 billion in cash, subject to adjustment. The transfer of ownership of the access lines, which will occur on a state-by-state basis, is expected to be completed by the first quarter of 2002. The pending sales are subject to regulatory approvals and other customary closing conditions. In addition, on February 26, 2001, the Company announced that it does not have plans to sell a significant number of additional lines at the present time.

EXPENSES

     Cost of services. The cost of services increase year-over-year was attributable to several items. First, growing sales in the Company's wireless, data and directory businesses contributed to the increased costs of product sales. Second, the Company experienced higher access and interconnection expenses resulting from regulatory rulings that require Qwest to pay access charges to carriers for calls that originate on the Company's network and terminate on other carriers' networks. Part of the access expense increase was offset by reductions in access expense due to end-users dialing toll calls directly to IXCs and bypassing the Company's network. Third, labor costs grew due to an increase in the number of employees as the result of a concerted effort by the Company to improve customer service. Finally, directory publishing costs were greater as a result of the directory publishing change in accounting principle. The effects of the change in accounting principle were not reflected in 1998 results.

     Partially offsetting some of these increases was the impact of net pension credits. In addition, cost of sales was further reduced by the 1999 capitalization of certain costs associated with developing internal use software due to the adoption of the American Institute of Certified Public Accountants' Statement of Position ("SOP") 98-

1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." In accordance with the SOP, $188 million of costs formerly expensed were capitalized in 1999.

     Selling, general and administrative expenses. Included in 1998 were $129 million of Separation costs and asset impairment charges. Additionally, 1998 results did not include the effects of the directory publishing change in accounting principle. Including the effects of the change in accounting principle in 1998 and excluding the Separation costs and asset impairment charges, SG&A expenses increased $27 million or 0.8 percent in 1999 over 1998. Offsetting increases in SG&A expenses was the effect of capitalizing $226 million of software costs in 1999 primarily associated with developing internal use software in accordance with SOP 98-1.

     EBITDA. The EBITDA margin increased from 42.3 percent of revenues in 1998 to 43.3 percent in 1999 because of the effects of the items discussed above.

     Depreciation expense. Depreciation expense increased 6.8 percent primarily due to higher overall property, plant and equipment balances resulting from continued investment in the Company's network. Additionally, the Company incurred amortization costs related to the capitalization of internal use software in accordance with SOP 98-1 and reduced the useful lives of certain assets due to changes in technology, both of which caused greater depreciation expense. Partially offsetting the increases was the cessation of depreciation associated with access lines that the Company plans to sell.

     Other expense -- net. Interest expense was $736 million for 1999 compared to $543 million for 1998. The increase in interest expense in 1999 was primarily attributable to debt incurred to acquire 39 million shares of Global Crossing common stock and the $3.9 billion in debt assumed in the Separation.

     The Company incurred a one-time charge in 1999 of $282 million to dissolve the proposed merger of U S WEST with Global Crossing. The charge included a cash payment of $140 million to Global Crossing, the transfer to Global Crossing of $140 million of Global Crossing common stock previously purchased by U S WEST and $2 million of miscellaneous costs.

     The Company incurred a $367 million loss in 1999 on the sale of 24 million shares of Global Crossing common stock. In connection with this transaction, Qwest entered into an equity return swap that is reflected at market value in the accompanying consolidated financial statements. In 1999, the market value of the swap declined by $56 million.

     Also included in other expense-net was other income of $6 million in 1999, compared to other expense of $87 million in 1998. The decrease in other expense-net was due to a reduction in regulatory interest expense, a reduction in interest expense on a federal income tax audit, gains on sales of real estate, net gains on sales of marketable securities, reduced contributions to an affiliated foundation and interest earned on a gross receipts tax settlement.

     Provision for income taxes. The effective tax rate in 1999 was 42.1 percent compared to 37.7 percent in 1998. The increase in the effective tax rate in 1999 was primarily attributable to the exclusion of the tax benefit for terminated merger-related expenses. Excluding the effects of terminated merger-related expenses, the effective tax rate in 1999 was 36.6 percent compared to 37.7 percent in 1998. The decrease from the 1998 effective tax rate resulted primarily from certain non-deductible Separation costs in 1998 and the increase in tax-exempt dividend income in 1999.

     Net income. Income before the cumulative effect of the change in accounting principle decreased from 12.2 percent of revenues in 1998 to 8.4 percent in 1999 because of the effect of the items discussed above.

     Prior to 1999, Qwest Dex recognized revenues and expenses related to publishing directories using the "deferral method," under which revenues and expenses were recognized over the lives of the directories, generally one year. Effective in the fourth quarter of 1999, Qwest Dex changed to the "point of publication method" of accounting, which recognizes revenues and expenses at the time the directory is published. This change in methodology was made to better align Qwest Dex's revenue and expense recognition with the earnings process and to better reflect the operating activity of the business. The accounting change resulted in a one-time increase in net income of $240 million (net of income tax of $153 million), or $0.27 per diluted share, which is reported as the cumulative effect (as of January 1, 1999) of a change in accounting principle. The Company restated its 1999 quarterly results of operations to give effect to the point of publication method which increased net income by $13 million, or $0.01 per diluted share. On a restated basis, use of the point of publication method would have increased 1998 net income by $12 million, or $0.01 per diluted share.

LIQUIDITY AND CAPITAL RESOURCES

     Operating Activities. Cash provided by operations was $3.681 billion, $4.546 billion and $3.927 billion in 2000, 1999 and 1998, respectively. The decrease in operating cash flow in 2000 was primarily caused by Merger-related costs of $995 million. Merger-related costs of $523 million remained accrued at December 31, 2000. The majority of these costs are expected to be paid in the first two quarters of fiscal 2001. Accounts receivable increased as a result of higher sales, the customer profile of accounts receivable at year end reflecting the combined entity and an increase in days outstanding from 58 in 1999 to 74 in 2000. Increases in other working capital also reduced cash flows from operations.

     Investing Activities. Capital expenditures were $6.597 billion, $3.944 billion and $2.672 billion, in 2000, 1999 and 1998, respectively. Capital expenditures have been focused on modernization and expansion of the telecommunications network, expansion of the wireless, local broadband and the data communications networks, as well as construction of CyberCenters(SM) in major markets.

     The Company plans to invest $9.5 billion in capital expenditures in the same areas during 2001. The Company expects that cash needs will be funded through operations and additional borrowings.

     In January 2001, Qwest re-acquired 22.22 million shares of its common stock from BellSouth Corporation ("BellSouth") for $1.0 billion in cash. The repurchased shares will be available to satisfy the Company's obligations under its employee benefits and options programs. As part of the transaction, BellSouth agreed to purchase $250 million in services from Qwest over the next five years. BellSouth will pay for these services with shares of Qwest common stock.

     Financing Activities. Cash provided by financing activities was $1.189 billion and $1.945 billion in 2000 and 1999, respectively. Cash used for financing activities was $1.136 billion in 1998. Net borrowings of approximately $1.4 billion were incurred in 2000 principally to fund the Company's construction activities described above. The net proceeds from short-term and long-term borrowings in 1999 of approximately $3.3 billion were, in part, utilized to finance the Global Crossing tender offer. In 1998, net borrowings increased by $4.2 billion to $9.9 billion at December 31, 1998, of which approximately $3.9 billion was attributable to the debt assumed at the Separation date.

     The Company paid dividends on its common shares totaling $542 million, $1.187 billion and $1.056 billion in 2000, 1999 and 1998, respectively. The decrease in 2000 was due to a change in the Company's dividend policy after the Merger. The Company currently anticipates annual dividends of approximately $0.05 per common share.

     Qwest maintains commercial paper programs to finance purchases of telecommunications equipment. As of December 31, 2000, the Company had a syndicated credit facility with a total borrowing capacity of $4.0 billion.

     In March 2001, the Company completed a cash tender for certain outstanding debt. The Company repurchased all but approximately $40 million of the $1.2 billion in principal subject to the tender. The tender offers were conducted to retire the bonds because of their high coupon rates and to reduce interest cost to the Company. In connection with these tender offers, the indentures were amended to remove restrictive covenants and certain default provisions.

     Also in February 2001, the Company issued $2.25 billion of notes due in 2011 at 7.25 percent per annum, and $1.0 billion of notes due in 2031 at 7.75 percent per annum. The proceeds of these notes were used to repay outstanding commercial paper.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     The Company is exposed to market risks arising from changes in interest rates. The objective of Qwest's interest rate risk management program is to manage the level and volatility of its interest expense. The Company may employ derivative financial instruments to manage its interest rate risk exposure. Qwest has also employed financial derivatives to hedge foreign currency exposures associated with particular debt issues.

     As of December 31, 2000 and 1999, approximately $2.4 billion and $2.3 billion, respectively, of floating-rate debt was exposed to changes in interest rates. This exposure was primarily linked to commercial paper rates and changes in 3-month London Interbank Offered Rates ("LIBOR"). A hypothetical increase of one-percentage point in commercial paper rates and 3-month LIBOR would increase annual pre-tax interest expenses by $24 million. As of December 31, 2000 and 1999, the Company also had approximately $1.2 billion and $522 million, respectively, of long-term fixed rate debt obligations maturing in the following 12 months. Any new debt obtained to refinance this debt would be exposed to changes in interest rates. A hypothetical 10 percent change in the interest rates on this debt would not have had a material effect on the Company's 2000 earnings.

     As of December 31, 2000 and 1999, Qwest had outstanding cross-currency swaps with notional amounts of $133 million. The cross-currency swaps synthetically transform 93 million and 94 million of Swiss Franc borrowings at December 31, 2000 and 1999, respectively, into U.S. dollar obligations. Any gains (losses) on the cross-currency swaps would be offset by losses (gains) on the Swiss Franc debt obligations.

     As of December 31, 2000 and 1999, Qwest had entered into equity swaps with a notional amount of $761 million and $1.140 billion, respectively, relating to 24 million shares of Global Crossing common stock previously owned by the Company. In connection with the equity swaps, the Company entered into equity collars on 12 million shares and swaps without collars on the remaining 12 million shares. The equity collars restrict the magnitude of any gains or losses generated by the equity swaps on the collared shares. A hypothetical 10 percent reduction in the market price of Global Crossing common shares, based upon a market value per share of $14.25 on December 31, 2000, would decrease the market value of the Company's net position by $17 million. A hypothetical increase of one-percentage point in interest rates would decrease the market value of the Company's net position by $2 million. The swaps mature in three equal increments in February, May and August 2001.

     Other assets at December 31, 2000 included marketable equity securities recorded at a fair value of $58 million net of unrealized losses of $32 million. The securities have exposure to price risk. The estimated potential loss in fair value resulting from a hypothetical 10 percent decrease in prices quoted by stock exchanges would decrease the fair value of the Company's marketable equity securities by $6 million.

NEW ACCOUNTING STANDARD

     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 requires, among other things, that all derivative instruments be recognized at fair value as assets or liabilities on the balance sheet and that changes in fair value generally be recognized currently in earnings unless specific hedge accounting criteria are met. The adoption of SFAS No. 133 on January 1, 2001 did not have a material impact on the Company's consolidated financial statements.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Qwest Communications International Inc.:

     We have audited the accompanying consolidated balance sheets of Qwest Communications International Inc. and subsidiaries as of December 31, 2000 and 1999, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Qwest Communications International Inc. and subsidiaries as of December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

/s/ Arthur Andersen LLP

Denver, Colorado
January 24, 2001.

                    QWEST COMMUNICATIONS INTERNATIONAL INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                  YEAR ENDED DECEMBER 31,
                                                              --------------------------------
                                                                 2000        1999       1998
                                                              ----------   --------   --------
                                                                   (DOLLARS IN MILLIONS,
                                                                 EXCEPT PER SHARE AMOUNTS)
Revenues:
  Commercial services.......................................  $    7,424   $  4,689   $  4,390
  Consumer and small business services......................       6,372      5,571      5,146
  Directory services........................................       1,530      1,436      1,318
  Switched access services..................................       1,284      1,486      1,541
                                                              ----------   --------   --------
          Total revenues....................................      16,610     13,182     12,395
                                                              ----------   --------   --------
Operating expenses:
  Cost of services..........................................       5,433      3,990      3,564
  Selling, general and administrative.......................       4,260      3,488      3,583
  Depreciation..............................................       2,617      2,348      2,198
  Amortization..............................................         725         19          1
  Merger -- related and other charges.......................       1,752         --         --
                                                              ----------   --------   --------
          Total operating expenses..........................      14,787      9,845      9,346
                                                              ----------   --------   --------
Operating income............................................       1,823      3,337      3,049
                                                              ----------   --------   --------
Other expense (income):
  Interest expense -- net...................................       1,041        736        543
  Decline in market value of financial instruments..........         917         56         --
  Expenses related to terminated merger.....................          --        282         --
  (Gain) loss on sale of investments........................        (327)       367         --
  Other expense (income) -- net.............................          66         (6)        87
                                                              ----------   --------   --------
          Total other expense -- net........................       1,697      1,435        630
                                                              ----------   --------   --------
Income before income taxes and cumulative effect of change
  in accounting principle...................................         126      1,902      2,419
Provision for income taxes..................................         207        800        911
                                                              ----------   --------   --------
(Loss) income before cumulative effect of change in
  accounting principle......................................         (81)     1,102      1,508
Cumulative effect of change in accounting principle -- net
  of tax....................................................          --        240         --
                                                              ----------   --------   --------
Net (loss) income...........................................  $      (81)  $  1,342   $  1,508
                                                              ==========   ========   ========
Basic (loss) earnings per share:
  (Loss) income before cumulative effect of change in
     accounting principle...................................  $    (0.06)  $   1.26   $   1.76
  Cumulative effect of change in accounting principle.......          --       0.28         --
                                                              ----------   --------   --------
Basic (loss) earnings per share.............................  $    (0.06)  $   1.54   $   1.76
                                                              ==========   ========   ========
Diluted (loss) earnings per share:
  (Loss) income before cumulative effect of change in
     accounting principle...................................  $    (0.06)  $   1.25   $   1.75
  Cumulative effect of change in accounting principle.......          --       0.27         --
                                                              ----------   --------   --------
Diluted (loss) earnings per share...........................  $    (0.06)  $   1.52   $   1.75
                                                              ==========   ========   ========
Basic weighted average shares outstanding (in 000's)........   1,272,088    872,309    854,967
                                                              ==========   ========   ========
Diluted weighted average shares outstanding (in 000's)......   1,272,088    880,753    862,581
                                                              ==========   ========   ========

  The accompanying notes are an integral part of these consolidated financial statements.

                    QWEST COMMUNICATIONS INTERNATIONAL INC.

                          CONSOLIDATED BALANCE SHEETS

                                                                  DECEMBER 31,
                                                              ---------------------
                                                                2000        1999
                                                              ---------   ---------
                                                              (DOLLARS IN MILLIONS,
                                                                EXCEPT PER SHARE
                                                                    AMOUNTS)
                                      ASSETS

Current assets:
  Cash and cash equivalents.................................   $   154     $    78
  Accounts receivable, net of allowances of $301 and $88,
     respectively...........................................     4,235       2,455
  Receivable from sale of investments.......................        --       1,140
  Inventories and supplies..................................       275         272
  Deferred tax assets.......................................        72          46
  Prepaids and other........................................       640         201
                                                               -------     -------
Total current assets........................................     5,376       4,192
Property, plant and equipment -- net........................    25,583      16,404
Goodwill and other intangible assets -- net.................    32,327         501
Investments.................................................     8,186       1,290
Other assets................................................     2,029         885
                                                               -------     -------
          Total assets......................................   $73,501     $23,272
                                                               =======     =======

                       LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
  Current borrowings........................................   $ 3,645     $ 2,882
  Accounts payable..........................................     2,049       1,700
  Accrued expenses and other current liabilities............     3,806       1,840
  Advance billings and customer deposits....................       393         344
                                                               -------     -------
Total current liabilities...................................     9,893       6,766
Long-term borrowings........................................    15,421      10,189
Post-retirement and other post-employment benefit
  obligations...............................................     2,735       2,890
Deferred income taxes.......................................     1,768       1,191
Deferred credits and other..................................     2,380         981
Commitments and contingencies (Note 9)
Stockholders' equity:
  Preferred stock -- $1.00 par value, 200,000,000 shares
     authorized, none issued and outstanding................        --          --
  Common stock -- $0.01 par value, 5 billion shares
     authorized, 1,672,218,763 and 875,995,661 issued,
     1,672,218,763 and 875,469,943 outstanding..............        17           9
  Additional paid-in capital................................    41,289         647
  Retained earnings.........................................        24         377
  Accumulated other comprehensive (loss) income.............       (26)        222
                                                               -------     -------
          Total stockholders' equity........................    41,304       1,255
                                                               -------     -------
          Total liabilities and stockholders' equity........   $73,501     $23,272
                                                               =======     =======

  The accompanying notes are an integral part of these consolidated financial statements.

                    QWEST COMMUNICATIONS INTERNATIONAL INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                YEAR ENDED DECEMBER 31,
                                                              ---------------------------
                                                               2000      1999      1998
                                                              -------   -------   -------
                                                                 (DOLLARS IN MILLIONS)
OPERATING ACTIVITIES
  Net (loss) income.........................................  $   (81)  $ 1,342   $ 1,508
  Adjustments to net (loss) income:
     Depreciation and amortization..........................    3,342     2,367     2,199
     Loss on investments and derivatives....................      590       423        --
     Provision for bad debts................................      484       158       141
     Asset impairment charge................................      340        --        35
     Cumulative effect of change in accounting principle....       --      (240)       --
     Deferred income taxes..................................      219       225       106
  Changes in operating assets and liabilities:
     Accounts receivable....................................     (899)     (284)     (167)
     Inventories, supplies and other current assets.........     (184)     (106)      (12)
     Accounts payable, accrued expenses and advance
       billings.............................................      106       345       (13)
     Other..................................................     (236)      316       130
                                                              -------   -------   -------
  Cash provided by operating activities.....................    3,681     4,546     3,927
                                                              -------   -------   -------
INVESTING ACTIVITIES
  Expenditures for property, plant and equipment............   (6,597)   (3,944)   (2,672)
  Cash acquired in connection with Merger...................      407        --        --
  Proceeds from sale of equity securities...................      868        --        --
  Proceeds from 1999 sale of Global Crossing securities.....    1,140        --        --
  Purchases of securities...................................     (510)   (2,464)       --
  Other.....................................................     (102)      (54)      (97)
                                                              -------   -------   -------
  Cash used for investing activities........................   (4,794)   (6,462)   (2,769)
                                                              -------   -------   -------
FINANCING ACTIVITIES
  Net (repayments of) proceeds from current borrowings......   (2,200)    1,304       887
  Proceeds from long-term borrowings........................    4,266     2,062     3,781
  Repayments of long-term borrowings........................     (655)     (336)     (442)
  Dividends paid on common stock............................     (542)   (1,187)   (1,056)
  Proceeds from issuance of common stock....................      320       102        88
  Cash paid in connection with Separation...................       --        --    (4,348)
  Purchases of treasury stock...............................       --        --       (46)
                                                              -------   -------   -------
  Cash provided by (used for) financing activities..........    1,189     1,945    (1,136)
                                                              -------   -------   -------
CASH AND CASH EQUIVALENTS
  Increase (decrease).......................................       76        29        22
  Beginning balance.........................................       78        49        27
                                                              -------   -------   -------
  Ending balance............................................  $   154   $    78   $    49
                                                              =======   =======   =======

  The accompanying notes are an integral part of these consolidated financial statements.

                    QWEST COMMUNICATIONS INTERNATIONAL INC.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                      QWEST         PRE-                               OTHER
                                      COMMON     SEPARATION   COMMON    RETAINED   COMPREHENSIVE
                                      STOCK        EQUITY      STOCK    EARNINGS      INCOME        TOTAL
                                    ----------   ----------   -------   --------   -------------   -------
                                    (SHARES IN                     (DOLLARS IN MILLIONS)
                                    THOUSANDS)
BALANCE, DECEMBER 31, 1997........    837,881     $ 4,367     $    --   $    --                    $ 4,367
Net income from January 1, 1998 to
  June 12, 1998...................         --         747          --        --       $  747           747
Dividends declared on common
  stock...........................         --        (528)         --        --                       (528)
Pre-Separation transfers to
  Parent..........................         --        (146)         --        --                       (146)
Common stock issuances............      1,902          55          --        --                         55
Treasury stock purchases..........       (992)        (32)         --        --                        (32)
Other.............................         --           2          --        --                          2
June 12, 1998 Separation..........         --      (4,465)      4,465        --                         --
Dex Indebtedness..................         --          --      (3,829)       --                     (3,829)
Issuance of common stock at
  Separation......................     28,786          --         850        --                        850
Distribution to MediaOne
  stockholders for Dex............         --          --        (850)       --                       (850)
Cost of debt refinancing upon
  Separation......................         --          --        (140)       --                       (140)
Common stock issuances............      2,630          --          58        --                         58
Treasury stock purchases..........       (527)         --         (15)       --                        (15)
Net income from June 13, 1998 to
  December 31, 1998...............         --          --          --       761          761           761
                                                                                      ------
Total comprehensive income........         --          --          --        --       $1,508            --
                                                                                      ======
Dividends declared on common
  stock...........................         --          --          --      (538)                      (538)
Other.............................         --          --          (7)       --                         (7)
                                    ---------     -------     -------   -------       ------       -------
BALANCE, DECEMBER 31, 1998........    869,680          --         532       223                        755
Net income........................         --          --          --     1,342       $1,342         1,342
Other comprehensive income, net of
  taxes...........................         --          --          --       222          222           222
                                                                                      ------
Total comprehensive income........         --          --          --        --       $1,564            --
                                                                                      ======
Dividends declared on common
  stock...........................         --          --          --    (1,188)                    (1,188)
Common stock issuances............      5,790          --         124        --                        124
                                    ---------     -------     -------   -------       ------       -------
BALANCE, DECEMBER 31, 1999........    875,470          --         656       599                      1,255
Net loss..........................         --          --          --       (81)      $  (81)          (81)
Other comprehensive loss, net of
  taxes...........................         --          --          --      (248)        (248)         (248)
                                                                                      ------
Total comprehensive loss..........         --          --          --        --       $ (329)           --
                                                                                      ======
Issuance of shares in connection
  with Merger.....................    775,175          --      40,020        --                     40,020
Dividends declared on common
  stock...........................         --          --          --      (272)                      (272)
Common stock issuances............     21,574          --         630        --                        630
                                    ---------     -------     -------   -------       ------       -------
BALANCE, DECEMBER 31, 2000........  1,672,219     $    --     $41,306   $    (2)                   $41,304
                                    =========     =======     =======   =======       ======       =======

  The accompanying notes are an integral part of these consolidated financial statements.

                    QWEST COMMUNICATIONS INTERNATIONAL INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
             FOR THE YEARS ENDED DECEMBER 31, 2000, 1999, AND 1998

NOTE 1: BUSINESS AND BACKGROUND

     Qwest Communications International Inc. ("Qwest" or the "Company") is a leading broadband Internet communications company incorporated under the laws of the State of Delaware.

     Merger. On June 30, 2000, Qwest completed its merger (the "Merger") with U S WEST, Inc. ("U S WEST"). U S WEST was deemed the accounting acquirer and its historical financial statements have been carried forward as those of the newly combined company. In connection with the Merger, each outstanding share of U S WEST common stock was converted into the right to receive 1.72932 shares of Qwest common stock. In addition, all outstanding U S WEST stock options were converted into options to acquire Qwest common stock. All share and per share amounts have been restated to give retroactive effect to the exchange ratio.

     The Merger has been accounted for as a reverse acquisition under the purchase method of accounting with U S WEST being deemed the accounting acquirer and Qwest the acquired entity. The total value of the consideration was approximately $40 billion, which has been allocated to the identifiable tangible and intangible assets and liabilities of Qwest. The preliminary purchase price allocation was as follows: (i) $8.0 billion to tangible assets and liabilities, net; (ii) $4.1 billion to identified intangibles, including product technology, customer lists, tradenames and assembled workforce; and (iii) $27.9 billion to goodwill. The amounts allocated to identifiable intangible assets and goodwill are being amortized over periods ranging from 3 to 40 years. The allocation of purchase price is preliminary and may change upon completion of an appraisal currently being performed on the acquired assets and liabilities of Qwest. The effect of any such change is not expected to be material.

     The results of operations for Qwest prior to the Merger are not reflected in the accompanying consolidated statements of operations. Following is the results of operations for Qwest for the periods prior to the Merger:

                                                          YEAR ENDED
                                                         DECEMBER 31,     JANUARY 1, THRU
                                                        ---------------      JUNE 30,
                                                         1998     1999         2000
                                                        ------   ------   ---------------
                                                              (DOLLARS IN MILLIONS,
                                                            EXCEPT PER SHARE AMOUNT)
Revenues..............................................  $2,243   $3,928       $2,499
Operating expenses:
  Operating expenses..................................   1,948    3,168        2,007
  Depreciation and amortization.......................     202      404          247
  Merger costs........................................     847       32           87
                                                        ------   ------       ------
          Total operating expenses....................   2,997    3,604        2,341
                                                        ------   ------       ------
(Loss) earnings from operations.......................    (754)     324          158
Other expense (income) -- net.........................      96     (260)          36
                                                        ------   ------       ------
(Loss) earnings before income taxes...................    (850)     584          122
Income tax (benefit) expense..........................      (6)     125          102
                                                        ------   ------       ------
Net (loss) income.....................................  $ (844)  $  459       $   20
                                                        ======   ======       ======
(Loss) earnings per share:
  Basic...............................................  $(1.51)  $ 0.63       $ 0.03
  Diluted.............................................  $(1.51)  $ 0.60       $ 0.03

                    QWEST COMMUNICATIONS INTERNATIONAL INC.

     The following unaudited pro forma results of operations are presented assuming the Merger had been completed on January 1, 1999:

                                                                    YEAR ENDED
                                                                   DECEMBER 31,
                                                              ----------------------
                                                                2000         1999
                                                              ---------    ---------
                                                              (DOLLARS IN MILLIONS,
                                                                 EXCEPT PER SHARE
                                                                     AMOUNTS)
Revenues....................................................   $18,954      $16,594
Net (loss) income...........................................      (531)         492
Diluted (loss) earnings per share...........................   $ (0.32)     $  0.30

     Pro forma diluted loss per share for the year ended December 31, 2000 excludes approximately 38 million incremental shares attributable to options due to their anti-dilutive effect as a result of the pro forma loss for that period.

     For the year ended December 31, 2000, Qwest incurred Merger-related and other charges totaling $1.752 billion. A breakdown of these costs is as follows:

                                                              2000
                                                      ---------------------
                                                      (DOLLARS IN MILLIONS)
Contractual settlements and terminations...........          $  654
Merger bonuses and severance costs.................             443
Write-off of access lines..........................             226
Termination of software development projects.......             114
Post-retirement benefit plan curtailment gain......            (106)
Other Merger-related costs and charges.............             421
                                                             ------
          Total Merger-related and other charges...          $1,752
                                                             ======

     Contractual settlements and termination losses of $654 million represent the costs incurred to cancel various commitments no longer deemed necessary as a result of the Merger and to settle various claims related to the Merger.

     In connection with the Merger, management identified a workforce reduction of over 4,500 employees primarily to eliminate duplicate functions. These employees were terminated prior to December 31, 2000. Of these, 1,078 employees voluntarily separated without receiving benefit packages. A severance charge of $341 million relates to the employees involuntarily separated during fiscal 2000. Merger bonuses of $102 million represent bonus payments triggered by the successful completion of the Merger.

     The Company leases dedicated special-purpose access lines to Competitive Local Exchange Carriers ("CLECs"). Given current industry conditions and regulatory changes affecting CLECs, the Company evaluated those leased assets for impairment. The Company concluded that the fair value of those assets was minimal and took a $226 million charge. The assets are operated by the Company's wholesale services segment.

     Following the Merger, management reviewed all internal software projects in process, and determined that certain projects should no longer be pursued. Because the projects were incomplete and abandoned, the fair value of such incomplete software was determined to be zero and $114 million of capitalized software costs were written off. The abandoned projects included a significant billing system replacement and a customer database system.

     Other costs of $421 million include legal charges related to the Merger, professional fees, re-branding costs, relocation costs and other costs related to the integration of the two companies.

                    QWEST COMMUNICATIONS INTERNATIONAL INC.

     Offsetting the Merger-related costs was a $106 million post-retirement benefit plan curtailment gain. This gain resulted from the post-Merger termination of retiree medical benefits for all former U S WEST employees that did not have 20 years of service by December 31, 2000, or would not be service pension eligible by December 31, 2003.

     A summary of Merger-related costs accrued at June 30, 2000, and subsequent charges against those accruals follows:

                                                JANUARY 1,                             DECEMBER 31,
                                                   2000       CURRENT      CURRENT         2000
                                                 BALANCE     PROVISION   UTILIZATION     BALANCE
                                                ----------   ---------   -----------   ------------
                                                               (DOLLARS IN MILLIONS)
Contractual settlements and terminations......     $--        $  654        $359           $295
Merger bonuses and severance costs............                   443         313            130
Other accrued costs...........................      --           185          87             98
                                                   ---        ------        ----           ----
          Total accrued costs at Merger
            date..............................     $--         1,282        $759           $523
                                                   ===                      ====           ====
Asset impairment charges......................                   340
Charges incurred subsequent to the Merger.....                   130
                                                              ------
          Total Merger-related and other
            charges...........................                $1,752
                                                              ======

     Management anticipates that the majority of the Merger-related accruals will be paid by June 30, 2001.

     In connection with the Merger, U S WEST and Global Crossing Ltd. ("Global Crossing") agreed to terminate their merger agreement. In consideration for terminating the merger agreement, U S WEST paid Global Crossing $140 million in cash and 2,231,076 shares (that U S WEST previously purchased in the open market) of Global Crossing common stock for which U S WEST paid $140 million. These termination payments, together with costs of approximately $2 million, were charged to other expense in 1999. Qwest also agreed to purchase $140 million in services from Global Crossing over four years at the best commercially available prices offered by Global Crossing. As of December 31, 2000, Qwest had purchased $135 million in services under this agreement.

     U S WEST Separation. On June 12, 1998, U S WEST's former parent company (the "Parent"), separated into two independent companies (the "Separation"). Prior to the Separation, the Parent conducted its business through two groups:
(i) the U S WEST Communications Group (the "Communications Group"), which included the communications businesses of U S WEST, and (ii) the U S WEST Media Group (the "Media Group"), which included the multimedia and directories businesses. As part of the Separation, the Parent contributed to U S WEST the businesses of the Communications Group and the domestic directories business of the Media Group known as U S WEST Dex, Inc. ("Dex"). The Parent continued to operate as an independent public company comprised of the businesses of the Media Group other than Dex and was renamed MediaOne, Inc.

     In connection with the transfer of Dex to U S WEST: (i) the Parent distributed to holders of Media Group common stock, approximately 28,786,000 shares of U S WEST common stock with an aggregate value of $850 million; and
(ii) U S WEST refinanced $3.9 billion of debt formerly allocated to the Media Group (the "Dex Indebtedness").

     Certain financial effects of the Separation, including interest expense associated with refinancing the Dex Indebtedness and the dilutive effect of the issuance of shares to Media Group shareholders for Dex, are not reflected in the accompanying historical consolidated statements of operations prior to the Separation. In addition, for the period from January 1, 1998 to June 12, 1998, the consolidated financial statements include an allocation of certain costs, expenses, assets and liabilities from the Parent to U S WEST. The amount of costs allocated were not necessarily indicative of the costs that would have been incurred if U S WEST had operated as a stand-alone company.

                    QWEST COMMUNICATIONS INTERNATIONAL INC.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Basis of Presentation. The accompanying consolidated financial statements include the accounts of the Company and all material majority-owned subsidiaries. All significant intercompany amounts and transactions have been eliminated.

     Use of Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts and disclosures reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

     Reclassifications. Certain prior year balances have been reclassified to conform to the current year presentation.

     Change in Accounting Principle. Prior to 1999, Qwest Dex, Inc. ("Qwest Dex") recognized revenues and expenses related to publishing directories using the "deferral method," under which revenues and expenses were recognized over the lives of the directories, generally one year. Effective in the fourth quarter of 1999, Qwest Dex changed to the "point of publication method" of accounting, under which the Company recognizes revenues and expenses at the time the directory is published. This change in methodology was made to better align Qwest Dex's revenue and expense recognition with the earnings process and to better reflect the operating activity of the business. The change in accounting principle resulted in a one-time increase in net income of $240 million (net of income tax of $153 million), or $0.27 per diluted share, which is reported as the cumulative effect (as of January 1, 1999) of a change in accounting principle. The Company restated its 1999 quarterly results of operations to give effect to the point of publication method which increased net income by $13 million, or $0.01 per diluted share. On a restated basis, use of the point of publication method would have increased net income in 1998 by $12 million, or $0.01 per diluted share.

     Revenue Recognition. Revenues are recognized when services are provided. Payments received in advance are deferred until the service is provided. Up-front fees received are deferred and recognized over the longer of the contractual period or the expected customer relationship, generally 2 to 10 years. The fees include activation fees and installation charges.

     Occasionally, the Company sells capacity on its network to other telecommunication providers. Sales of capacity are accounted for as either sales-type leases, operating leases or service agreements depending upon the terms of the transaction. Revenues related to sales of capacity that meet the criteria of a sales-type lease are recognized at the time of delivery of the capacity to the customer. If title is not transferred or if the other requirements for sales-type lease accounting are not met, revenue is recognized ratably over the term of the agreement.

     Advertising Costs. Costs related to advertising are generally expensed as incurred. Advertising expense was $470 million, $308 million and $263 million in 2000, 1999 and 1998, respectively.

     Income Taxes. The provision for income taxes consists of an amount for taxes currently payable and an amount for tax consequences deferred to future periods.

     Unrealized Holding Gain (Loss) on Equity Securities. The Company's equity investments in certain publicly traded companies are recorded at fair market value. Realized gains and losses on securities are determined on the specific identification method.

     Cash and Cash Equivalents. Cash and cash equivalents include highly liquid investments with original maturities of three months or less that are readily convertible into cash and are not subject to significant risk from fluctuations in interest rates. Fair values of cash, cash equivalents and current amounts receivable and payable approximate carrying values due to their short-term nature.

                    QWEST COMMUNICATIONS INTERNATIONAL INC.

     Inventories. Inventories held for sale (primarily wireless handsets) are carried at the lower of cost or market on a first-in, first-out basis. Inventories used internally are carried at average cost, except for significant individual items that are valued based upon specific costs.

     Property, Plant and Equipment. Property, plant and equipment is carried at cost and is depreciated using straight-line group methods. Generally, under the group method, when an asset is sold or retired, the cost is deducted from property, plant and equipment and charged to accumulated depreciation without recognition of a gain or loss. Leasehold improvements are amortized over the lesser of the useful lives of the assets or the lease term. Expenditures for maintenance and repairs are expensed as incurred. Network construction costs, including interest during construction, are capitalized.

     Valuation of Long-Lived Assets. The Company assesses the impairment of long-lived assets whenever changes in circumstances indicate that their carrying value may not be recoverable. If the total expected future cash flows or salvage value is less than the carrying value of the asset, the asset is written down to its fair value.

     Customer Acquisition Costs. The Company defers the initial direct cost of obtaining a customer to the extent there is sufficient revenue guaranteed under the arrangement to ensure the realizability of the capitalized costs. Deferred customer acquisition costs are amortized over the expected life of the customer relationship.

     Intangibles. Intangible assets arising from business combinations are amortized on a straight-line basis over their estimated useful lives. The components of intangibles are as follows:

                                                                          DECEMBER 31,
                                                                         --------------
                                                        ESTIMATED LIFE    2000     1999
                                                        --------------   -------   ----
                                                                  (DOLLARS IN MILLIONS)
Goodwill..............................................    40 years       $27,923   $ --
Product technology....................................    10 years         2,200     --
Customer list.........................................    10 years         1,200     --
Assembled workforce...................................     3 years           100     --
Tradename.............................................    40 years           600     --
Other.................................................  5 to 40 years        950    533
                                                                         -------   ----
                                                                          32,973    533
Less: accumulated amortization........................                      (646)   (32)
                                                                         -------   ----
Goodwill and other intangible assets -- net...........                   $32,327   $501
                                                                         =======   ====

     Computer Software. Internally used software, whether purchased or developed, is capitalized and amortized over an estimated useful life of 5 years. Capitalized computer software costs of $1.173 billion and $618 million at December 2000 and 1999, respectively, are recorded in Other Assets. Amortization of capitalized computer software costs totaled $269 million, $108 million and $84 million in 2000, 1999 and 1998, respectively. During 2000, $114 million of capitalized computer software costs were written-off due primarily to the abandonment of a significant billing system replacement project and a customer database system project. This charge is included in Merger-related and other charges.

                    QWEST COMMUNICATIONS INTERNATIONAL INC.

     Accrued Expenses and Other Current Liabilities. Accrued expenses and other current liabilities consist of the following:

                                                                  DECEMBER 31,
                                                              ---------------------
                                                                2000        1999
                                                              ---------   ---------
                                                              (DOLLARS IN MILLIONS)
Accrued interest............................................   $  318      $  207
Employee compensation.......................................      644         439
Accrual for Merger-related costs............................      523          --
Dividends payable...........................................       --         271
Accrued property taxes......................................       79         218
Other.......................................................    2,242         705
                                                               ------      ------
          Total accrued expenses and other current
            liabilities.....................................   $3,806      $1,840
                                                               ======      ======

     Derivative Instruments. The Company, from time to time, enters into derivative financial instruments. The objective of the Company's interest rate risk management program is to obtain the minimum total cost of debt over time consistent with an acceptable level of interest rate volatility. This objective was achieved in 2000 through the type of debt issued and cross-currency swaps that convert foreign-denominated debt to U.S. dollar-denominated debt.

     Under a cross-currency swap, the Company agrees with another party to exchange U.S. dollars for foreign currency based on a notional amount, at specified intervals over a defined term. Cross-currency swaps are accounted for using synthetic instrument accounting if the index, maturity and amount of the instruments match the terms of the underlying debt. Under synthetic instrument accounting, the cross-currency swaps and the foreign currency debt are combined and accounted for as if U.S. dollar-denominated debt was issued directly. Beginning January 1, 2001, the Company began accounting for cross-currency swaps under Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities." Under SFAS No. 133, the Company will carry the swap at fair market value on the balance sheet. Future changes in the fair value of the cross-currency swaps that meet the criteria for hedge accounting will be recorded in accumulated other comprehensive income.

     The Company also entered into equity swaps to modify its risk exposure to changes in the market price of the Global Crossing common stock previously owned by the Company. Under these equity swaps, the Company agreed with another party to exchange payments based on a notional amount at specific intervals over a defined term. In exchange for making payments based upon an interest rate index, the Company received (rendered) payments based upon increases (decreases) in the market price of Global Crossing common stock. Qwest sold its remaining shares of Global Crossing in 2000; however, the equity swaps remained outstanding as of December 31, 2000. These swaps, which mature in 2001, are carried at fair value on the balance sheet with any change in fair value recognized in earnings.

                    QWEST COMMUNICATIONS INTERNATIONAL INC.

     The following table summarizes the terms of outstanding cross-currency and equity swaps at December 31, 2000 and 1999. Cross-currency swaps are tied to the Swiss Franc and have a fair value (liability) of $(40) million and $(36) million at December 31, 2000 and 1999, respectively. Amounts received on the equity swaps are tied to changes in the market price of Global Crossing common shares and paid rates are tied to one- and three-month London Interbank Offered Rates. Equity collars have also been entered into in conjunction with the equity swaps to limit the magnitude of any gains or losses on the equity swaps.

                                       DECEMBER 31, 2000                           DECEMBER 31, 1999
                           -----------------------------------------   -----------------------------------------
                                                   WEIGHTED AVERAGE                            WEIGHTED AVERAGE
                                                         RATE                                        RATE
                           NOTIONAL                -----------------   NOTIONAL                -----------------
                            AMOUNT    MATURITIES   RECEIVE     PAY      AMOUNT    MATURITIES   RECEIVE     PAY
                           --------   ----------   --------   ------   --------   ----------   --------   ------
                                                           (DOLLARS IN MILLIONS)
Cross-currency...........    $133        2001        --       6.51%     $  133       2001        --       6.51%
Equity...................     761        2001        --       7.17%      1,140       2001        --       6.41%

     In the event Qwest is owed money under the swap agreements, the Company could be exposed to risk in the event of nonperformance by counterparties. Qwest does not require any collateral from these counterparties. The Company manages this exposure by monitoring the credit standing of the counterparties and establishing dollar and term limitations that correspond to the respective credit rating of each counterparty.

     At December 31, 2000, deferred credits of $7 million and deferred charges of $48 million on closed forward contracts are included as part of the carrying value of the underlying debt. The deferred credits and charges are recognized as yield adjustments over the life of the debt that matures at various dates through 2043.

     Stock Options. Stock incentive plans are accounted for using the intrinsic value method under which no compensation expense is recognized for options granted to employees with a strike price that equals or exceeds the value of the underlying security on the measurement date.

     Comprehensive Income. Comprehensive income includes the following components:

                                                               YEAR ENDED
                                                              DECEMBER 31,
                                                              -------------
                                                              2000    1999
                                                              -----   -----
                                                               (DOLLARS IN
                                                                MILLIONS)
Unrealized (losses) gains on marketable securities, net of
  reclassification adjustments..............................  $(397)  $ 366
Foreign translation losses..................................     (7)     --
Income tax benefit (provision) related to items of other
  comprehensive income......................................    156    (144)
                                                              -----   -----
Other comprehensive (loss) income...........................  $(248)  $ 222
                                                              =====   =====

     Reclassification adjustments for gains and losses included in income consisted of the following:

                                                               YEAR ENDED
                                                              DECEMBER 31,
                                                              -------------
                                                              2000    1999
                                                              -----   -----
                                                               (DOLLARS IN
                                                                MILLIONS)
Realized net gains (losses) included in income..............  $ 292   $(454)
Other than temporary loss charged to income.................   (480)     --
Income tax benefit related to items reclassified into
  income....................................................     66     176
                                                              -----   -----
          Total reclassification adjustments................  $(122)  $(278)
                                                              =====   =====

                    QWEST COMMUNICATIONS INTERNATIONAL INC.

     Earnings Per Share. The following reflects the computation of diluted shares outstanding for 2000, 1999 and 1998. Diluted shares outstanding for the year ended December 31, 2000 excludes approximately 21 million incremental shares related to stock options. These shares were excluded due to their anti-dilutive effect as a result of Qwest's net loss for the year ended December 31, 2000.

                                                            YEAR ENDED DECEMBER 31,
                                                         -----------------------------
                                                           2000       1999      1998
                                                         ---------   -------   -------
                                                             (SHARES IN THOUSANDS)
Basic weighted average shares..........................  1,272,088   872,309   854,967
Stock options..........................................         --     8,444     7,614
                                                         ---------   -------   -------
Diluted weighted average shares........................  1,272,088   880,753   862,581
                                                         =========   =======   =======

     New Accounting Standards. On June 15, 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 requires, among other things, that all derivative instruments be recognized at fair value as assets or liabilities in the consolidated balance sheets with changes in fair value recognized currently in earnings unless specific hedge accounting criteria are met. The adoption of SFAS No. 133 on January 1, 2001 did not have a material impact on the Company's financial statements.

     In December 1999, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition in Financial Statements." SAB No. 101 requires, in certain cases, nonrefundable up-front fees for services to be deferred and recognized over the expected period of performance. SAB No. 101 also permits the direct costs incurred in obtaining the customer to be deferred and recognized over the expected life of the customer relationship. The Company adopted SAB No. 101 in the fourth quarter of fiscal 2000, with effect from January 1, 2000. There was no cumulative effect on earnings from the adoption of SAB No. 101.

NOTE 3: INVESTMENTS

     Investment in Qwest Digital Media, LLC. In September 1999, Qwest and Anschutz Digital Media, Inc. ("ADMI"), an affiliate of Qwest's principal stockholder, Anschutz Company, entered into an agreement to form a venture named Qwest Digital Media, LLC ("QDM," formerly known as Slingshot Networks, LLC) to provide advanced digital production, post-production and transmission facilities, digital media storage and distribution services, telephony-based data storage and enhanced services, access and routing services. Qwest has contributed an $85 million promissory note payable over nine years at an annual interest rate of 6 percent and purchased a 25 percent interest in QDM from ADMI for a $43 million, 8 percent note payable in January 2001. In January 2001, Qwest repaid the $43 million note and obtained control over QDM. Qwest will consolidate QDM beginning in fiscal 2001.

     Investment in KPNQwest, N.V. In April 1999, Qwest and KPN Telecom B.V. ("KPN") formed a joint venture ("KPNQwest") to create a pan-European IP-based fiber optic network, linked to Qwest's network in North America, for data and multimedia services. Qwest and KPN each initially owned 50 percent of KPNQwest. On November 12, 1999, KPNQwest consummated an initial public offering ("KPNQwest's IPO") whereby 50.6 million shares of common stock were issued generating approximately $1.0 billion in proceeds. As a result of KPNQwest's IPO, the public owns approximately 11 percent of KPNQwest's shares and the remainder are owned equally by Qwest and KPN. Qwest's investment in KPNQwest is accounted for under the equity method.

                    QWEST COMMUNICATIONS INTERNATIONAL INC.

     Below are the summarized financial results for KPNQwest as of and for the year ended December 31, 2000 and as of and for the nine months ended December 31, 1999.

                                                                   DECEMBER 31,
                                                              ----------------------
                                                                2000         1999
                                                              ---------    ---------
                                                              (DOLLARS IN MILLIONS)
Total assets................................................   $2,717       $2,575
Total liabilities...........................................    1,506        1,170
Revenue.....................................................      425          199
Loss from operations........................................      201           76
Net loss....................................................   $  128       $   62

     The Company's share of KPNQwest's losses was $34 million in 2000. At December 31, 2000, KPNQwest had a market capitalization of $8.55 billion.

     Other. The Company's equity investments in other publicly traded companies consisted of the following (dollars in millions):

                  DECEMBER 31, 2000                             DECEMBER 31, 1999
     -------------------------------------------   -------------------------------------------
            UNREALIZED   UNREALIZED                       UNREALIZED   UNREALIZED
     COST     GAINS        LOSSES     FAIR VALUE   COST     GAINS        LOSSES     FAIR VALUE
     ----   ----------   ----------   ----------   ----   ----------   ----------   ----------
     $90       $30          $(62)        $58       $842      $533        $(167)       $1,208
     ===       ===          ====         ===       ====      ====        =====        ======

NOTE 4: PROPERTY, PLANT AND EQUIPMENT

     The components of property, plant and equipment are as follows:

                                                                                DECEMBER 31,
                                                              DEPRECIABLE   ---------------------
                                                                 LIVES        2000        1999
                                                              -----------   ---------   ---------
                                                                            (DOLLARS IN MILLIONS)
Land and buildings..........................................  30-38 years   $  3,473    $  2,535
Communications equipment....................................   2-14 years     18,319      15,828
Other network equipment.....................................   8-57 years     19,273      15,021
General purpose computers and other.........................   5-11 years      3,755       3,396
Construction in progress....................................           --      3,498       1,346
                                                                            --------    --------
                                                                              48,318      38,126
Less: accumulated depreciation..............................                 (22,735)    (21,722)
                                                                            --------    --------
Property, plant and equipment -- net........................                $ 25,583    $ 16,404
                                                                            ========    ========

     Capitalized Interest. Interest related to qualifying construction projects is capitalized and included in the depreciable basis of the asset being built. Amounts capitalized were $151 million, $27 million and $25 million in 2000, 1999 and 1998, respectively.

     Leasing Arrangements. Certain office facilities, real estate and equipment are subject to operating leases. Rent expense under operating leases for 2000, 1999 and 1998 was $528 million, $269 million and $210 million, respectively. At December 31, 2000, the future minimum rental payments under noncancelable operating leases for the years 2001 through 2005 and thereafter are $316 million, $242 million, $219 million, $227 million, $195 million and $959 million, respectively.

     Assets Held for Sale. During 1999 and 2000, the Company committed to sell approximately 800,000 access lines within the 14-state local service area. In 1999, definitive sales agreements were reached for the sale of 570,000 lines for approximately $1.8 billion in cash, subject to adjustment. In 2000, the sale of 20,000 access

                    QWEST COMMUNICATIONS INTERNATIONAL INC.

lines in North Dakota and South Dakota were consummated resulting in proceeds of $19 million and gains of $11 million. The transfer of ownership of the remaining access lines, which will occur on a state-by-state basis, is expected to be completed by the first quarter of 2002. The pending sales are subject to regulatory approvals and other customary closing conditions.

     The Company has also identified bandwidth capacity on its existing network that is held for sale or lease to telecommunications providers and others. This capacity was recorded at fair value, less estimated costs to sell, in connection with the Merger.

NOTE 5: BORROWINGS

  Current Borrowings

     Current borrowings consist of:

                                                                   DECEMBER 31,
                                                              ----------------------
                                                                2000         1999
                                                              ---------    ---------
                                                              (DOLLARS IN MILLIONS)
Commercial paper............................................   $2,106       $1,265
Short-term notes and current portion of long-term
  borrowings................................................    1,539        1,617
                                                               ------       ------
          Total current borrowings..........................   $3,645       $2,882
                                                               ======       ======

     The weighted average interest rate on commercial paper was 7.33 percent and
6.53 percent at December 31, 2000 and 1999, respectively.

     Qwest maintains commercial paper programs to finance the purchase of telecommunications assets. The Company also enters into lines of credit as backup facilities in issuing commercial paper. At December 31, 2000, Qwest had a $4.0 billion syndicated credit facility that expires in May of 2001. As of December 31, 2000, there was no outstanding balance. The syndicated credit facility agreement requires Qwest to pay a quarterly fee based upon the Company's long-term debt agency ratings. The facility fee on the total credit facility available ranges from 0.07 percent to 0.08 percent.

  Long-term Borrowings

     Long-term borrowings consist principally of debentures and medium-term notes with the following interest rates and maturities at December 31:

                                                   MATURITIES
                                   ------------------------------------------
INTEREST RATES                      2002     2003    2004   2005   THEREAFTER   TOTAL 2000   TOTAL 1999
--------------                     ------   ------   ----   ----   ----------   ----------   ----------
                                                          (DOLLARS IN MILLIONS)
Up to 5%.........................  $  100   $   50   $ --   $ --    $    --      $   150      $   150
Above 5% to 6%...................      --       --    100     41        390          531          579
Above 6% to 7%...................     750       43     --    899      3,579        5,271        6,611
Above 7% to 8%...................     299    1,062    750     --      5,979        8,090        2,367
Above 8% to 9%...................      --       --     --     --        630          630          243
Above 9% to 10%..................      --       --     --     --        473          473           --
Above 10% to 11%.................      --       --     --     --        162          162           --
                                   ------   ------   ----   ----    -------      -------      -------
                                   $1,149   $1,155   $850   $940    $11,213       15,307        9,950
                                   ======   ======   ====   ====    =======
Capital lease obligations........                                                    224          115
Other............................                                                   (110)         124
                                                                                 -------      -------
          Total..................                                                $15,421      $10,189
                                                                                 =======      =======

                    QWEST COMMUNICATIONS INTERNATIONAL INC.

     The Company's borrowings have a fair value of $18.4 billion and $12.1 billion at December 31, 2000 and 1999, respectively. The fair values of the Company's borrowings are based on quoted market prices where available or, if not available, based on discounting future cash flows using current interest rates.

     Interest paid by the Company, net of amounts capitalized, was $964 million, $595 million and $640 million in 2000, 1999 and 1998, respectively.

     Indentures for certain notes contain covenants that, among other things, limit the ability of the Company and certain of its subsidiaries (the "Restricted Subsidiaries") to issue preferred stock, pay dividends or make other distributions, repurchase capital stock or subordinated indebtedness, create liens, enter into transactions with affiliates, sell assets of the Company or its Restricted Subsidiaries, issue or sell capital stock of the Company's Restricted Subsidiaries or enter into mergers and consolidations.

NOTE 6: EMPLOYEE BENEFITS

  Pension, Post-retirement and Other Post-employment Benefits

     Qwest has a noncontributory defined benefit pension plan (the "Pension Plan") for substantially all management and occupational employees and post-retirement healthcare and life insurance plans for retirees. The Company also provides post-employment benefits for certain former employees.

     Prior to the Separation, U S WEST participated in the defined benefit pension plan and post-retirement healthcare and life insurance plans sponsored by its Parent. Accordingly, the Company's financial statements for periods prior to the Separation reflect an allocation of costs from the Parent for its employees and retirees. On June 12, 1998, U S WEST assumed sponsorship of the Parent's benefit plans.

     In conjunction with the Merger, the Company made the following changes to its employee benefit plans. Effective September 7, 2000, employees will not be eligible to receive retiree medical and life benefits unless they had either at least 20 years of service by December 31, 2000 or will be service pension eligible by December 31, 2003. The elimination of the retiree medical benefits decreased the other post-employment benefits expense for 2000 by approximately $17 million. In addition, the elimination is accounted for as a plan curtailment, resulting in a one-time gain of approximately $106 million. This gain was recorded as an offset to Merger-related costs. The plan was also changed for all future retirees. Employees who retained the benefits will begin paying contributions in 2004 except for those employees who retired prior to September 7, 2000.

     Qwest also modified the pension plan benefits, effective January 1, 2001, for all former U S WEST management employees who did not have 20 years of service by December 31, 2000, or who will not be service pension eligible by December 31, 2003. For employees who do not meet this criteria, the years of service credited under the defined lump sum formula were frozen; the benefit will be adjusted for future compensation levels. Future benefits will equal 3 percent of pay, plus a return as defined in the plan. All management employees, other than those who remain eligible under the previous formulas, will be eligible to participate in the 3-percent-of-pay plan.

     Effective August 11, 2000, the Pension Plan was amended to provide additional pension benefits to plan participants who are involuntarily separated from the Company between August 11, 2000, and June 30, 2001. The amount of the benefit is based on pay and service and ranges from a minimum of four months up to a maximum of one year of an employee's base pay.

     Pension benefits for management employees prior to January 1, 2001 were based upon their salary and years of service while occupational employee benefits were generally based upon job classification and years of service. Pension and post-retirement costs are recognized over the period in which the employee renders services and becomes eligible to receive benefits as determined by using the projected unit credit method. Qwest's funding policy is to make contributions with the objective of accumulating sufficient assets to pay all benefits when due. No pension funding was required in 2000, 1999 or 1998.

                    QWEST COMMUNICATIONS INTERNATIONAL INC.

     The components of the pension and post-retirement benefit (credit) cost are as follows:

                                           PENSION COST YEAR       POST-RETIREMENT BENEFIT COST
                                          ENDED DECEMBER 31,         YEAR ENDED DECEMBER 31,
                                        -----------------------   ------------------------------
                                         2000     1999    1998      2000       1999       1998
                                        -------   -----   -----   --------   --------   --------
                                                         (DOLLARS IN MILLIONS)
Service cost..........................  $   182   $ 203   $ 189    $  49      $  70      $  72
Interest cost.........................      702     658     639      337        326        319
Expected return on plan assets........   (1,068)   (935)   (852)    (271)      (229)      (213)
Amortization of transition asset......      (79)    (79)    (79)      --         --         --
Amortization of prior service cost....        2       2       2       12         20         19
Plan curtailment......................       --      --      --     (106)        --         --
Recognized net actuarial gain.........      (58)     --      --     (107)       (28)       (30)
                                        -------   -----   -----    -----      -----      -----
Net (credit) cost.....................  $  (319)  $(151)  $(101)   $ (86)     $ 159      $ 167
                                        =======   =====   =====    =====      =====      =====

     The actuarial assumptions used to compute the pension and post-retirement benefit (credit) cost are as follows:

                                                     PENSION            POST-RETIREMENT
                                                    YEAR ENDED        BENEFITS YEAR ENDED
                                                   DECEMBER 31,          DECEMBER 31,
                                                ------------------   ---------------------
                                                2000   1999   1998   2000    1999    1998
                                                ----   ----   ----   -----   -----   -----
                                                               (IN PERCENT)
Weighted average discount rate................  8.00%  6.75%  7.00%  8.00%   6.75%   7.00%
Weighted average rate of compensation
  increase....................................  4.65%  4.65%  5.50%   N/A     N/A     N/A
Expected long-term rate of return on plan
  assets......................................  9.40%  8.80%  8.50%  9.40%   8.80%   8.50%

     Following is a reconciliation of the benefit obligation for the pension and post-retirement plans:

                                                                     POST-RETIREMENT
                                              PENSION COST YEAR     BENEFIT COST YEAR
                                              ENDED DECEMBER 31,    ENDED DECEMBER 31,
                                              ------------------    ------------------
                                               2000        1999      2000        1999
                                              ------      ------    ------      ------
                                                       (DOLLARS IN MILLIONS)
Benefit obligation at beginning of year.....  $8,877      $9,622    $4,344      $4,825
Service cost................................     182         203        49          70
Interest cost...............................     702         658       337         326
Actuarial loss (gain).......................     513        (884)      301        (690)
Plan amendments.............................      --          --      (169)          4
Special termination benefits................      27          --        --          --
Plan curtailment............................      --          --      (106)         --
Benefits paid...............................    (831)       (722)     (256)       (191)
                                              ------      ------    ------      ------
Benefit obligation at end of year...........  $9,470      $8,877    $4,500      $4,344
                                              ======      ======    ======      ======

                    QWEST COMMUNICATIONS INTERNATIONAL INC.

     Following is a reconciliation of the change in the fair value of plan assets for the pension and post-retirement plans:

                                                                         POST-RETIREMENT
                                                  PENSION YEAR ENDED    BENEFIT YEAR ENDED
                                                     DECEMBER 31,          DECEMBER 31,
                                                  -------------------   ------------------
                                                    2000       1999      2000       1999
                                                  --------   --------   -------    -------
                                                           (DOLLARS IN MILLIONS)
Fair value of plan assets at beginning of
  year..........................................  $14,593    $12,925    $2,886     $2,604
Actual return on plan assets....................      (78)     2,509       (68)       575
Net employer withdrawals........................       --         --      (245)      (212)
Divestitures....................................       --         (8)       --         (1)
Section 420 transfer............................      (90)      (111)       90        111
Benefits paid...................................     (831)      (722)     (256)      (191)
                                                  -------    -------    ------     ------
Fair value of plan assets at year end...........  $13,594    $14,593    $2,407     $2,886
                                                  =======    =======    ======     ======

     In December 2000 and 1999, under provisions of Section 420 of the Internal Revenue Code, $90 million and $111 million, respectively, of pension assets were transferred to the post-retirement benefit plan to pay for current year retiree health care benefits. In 2000 and 1999, $300 million and $230 million, respectively, of Life Insurance and Welfare Trust assets were transferred to the Company to pay for employee welfare benefits.

     The following table represents the funded status of the pension and post-retirement plans:

                                                                          POST-RETIREMENT
                                                  PENSION YEAR ENDED    BENEFIT YEAR ENDED
                                                     DECEMBER 31,          DECEMBER 31,
                                                  -------------------   -------------------
                                                    2000       1999       2000       1999
                                                  --------   --------   --------   --------
                                                            (DOLLARS IN MILLIONS)
Funded (unfunded) status........................  $ 4,124    $ 5,716    $(2,093)   $(1,458)
Unrecognized net actuarial gain.................   (2,922)    (4,640)      (730)    (1,479)
Unamortized prior service (benefit) cost........       --          2        (58)       125
Balance of unrecognized transition asset........     (308)      (387)        --         --
                                                  -------    -------    -------    -------
Prepaid (accrued) benefit cost..................  $   894    $   691    $(2,881)   $(2,812)
                                                  =======    =======    =======    =======

     The actuarial assumptions used to compute the funded (unfunded) status for the plans are as follows:

                                                                          POST-RETIREMENT
                                                          PENSION YEAR      BENEFIT YEAR
                                                             ENDED             ENDED
                                                          DECEMBER 31,      DECEMBER 31,
                                                          ------------    ----------------
                                                          2000    1999     2000      1999
                                                          ----    ----    ------    ------
                                                                    (IN PERCENT)
Weighted average discount rate..........................  7.75%   8.00%    7.75%     8.00%
Weighted average rate of compensation increase..........  4.65%   4.65%     N/A       N/A

                    QWEST COMMUNICATIONS INTERNATIONAL INC.

     For measurement purposes, an 8 percent annual rate of increase in the healthcare cost trend rate for 2000 is assumed. The healthcare cost trend rate is assumed to gradually decline to an ultimate rate of 5 percent in 2011. A one percent change in the assumed healthcare cost trend rate would have had the following effects in 2000:

                                                               ONE PERCENT CHANGE
                                                              ---------------------
                                                              INCREASE    DECREASE
                                                              ---------   ---------
                                                              (DOLLARS IN MILLIONS)
Effect on the aggregate of the service and interest cost
  components of net periodic post-retirement benefit cost...    $ 30        $ (26)
Effect on accumulated post-retirement benefit obligation....     257         (240)

     On January 5, 2001, Qwest announced an agreement with its major unions, the Communications Workers of America and the International Brotherhood of Electrical Workers, to extend the existing union contracts for another two years, through August of 2003. The extensions include a 3.5 percent wage increase in 2001, a 5 percent wage increase in 2002, a 6 percent pension increase in 2002, and a 10 percent pension increase in 2003. These changes are not reflected in either the pension or post-retirement benefit computations for the periods December 31, 2000, 1999 and 1998 presented above.

NOTE 7: INCOME TAXES

     The components of the provision for income taxes are as follows:

                                                                   YEAR ENDED
                                                                  DECEMBER 31,
                                                              ---------------------
                                                              2000    1999    1998
                                                              -----   -----   -----
                                                              (DOLLARS IN MILLIONS)
FEDERAL:
  Current...................................................  $(23)   $530    $685
  Deferred..................................................   196     156      90
                                                              ----    ----    ----
                                                               173     686     775
STATE AND LOCAL:
  Current...................................................    11      45     108
  Deferred..................................................    23      69      28
                                                              ----    ----    ----
                                                                34     114     136
                                                              ----    ----    ----
Provision for income taxes..................................  $207    $800    $911
                                                              ====    ====    ====

     Qwest paid $115 million, $472 million and $678 million for income taxes in 2000, 1999 and 1998, respectively.

                    QWEST COMMUNICATIONS INTERNATIONAL INC.

     The effective tax rate differs from the statutory tax rate as follows:

                                                                  YEAR ENDED
                                                                 DECEMBER 31,
                                                              -------------------
                                                              2000    1999   1998
                                                              -----   ----   ----
Federal statutory tax rate..................................   35.0%  35.0%  35.0%
State income taxes -- net of federal effect.................    3.4    3.5    3.7
Goodwill amortization.......................................  107.4     --     --
Non-deductible Merger-related charges.......................   46.2    5.7     --
KPNQwest loss...............................................   10.7     --     --
ESOP dividend...............................................   (9.4)  (0.9)  (0.6)
Other.......................................................  (29.0)  (1.2)  (0.4)
                                                              -----   ----   ----
Effective tax rate..........................................  164.3%  42.1%  37.7%
                                                              =====   ====   ====

     The components of the net deferred tax liability are as follows:

                                                                  DECEMBER 31,
                                                              ---------------------
                                                                2000         1999
                                                              --------     --------
                                                              (DOLLARS IN MILLIONS)
Property, plant and equipment...............................   $1,677       $1,955
Intangible assets...........................................    1,447           --
State deferred taxes -- net of federal effect...............      406          293
Investments.................................................       --          128
Revenue recognition.........................................      447          208
Other.......................................................      135           35
                                                               ------       ------
  Deferred tax liabilities..................................    4,112        2,619
                                                               ------       ------
Net operating loss carryforward.............................      933           --
Investments.................................................       25           --
Post-retirement benefits -- net of pension..................      717          776
State deferred taxes -- net of federal effect...............      243          165
Other.......................................................      498          533
                                                               ------       ------
  Deferred tax assets.......................................    2,416        1,474
                                                               ------       ------
Net deferred tax liability..................................   $1,696       $1,145
                                                               ======       ======

     As of December 31, 2000, Qwest had operating loss carryforwards of $2.7 billion that will expire between 2003 and 2020. Management believes it is more likely than not that future taxable income will be sufficient to fully recover the existing net deferred tax asset associated with the net operating loss carryforward.

     The Company's investment in its foreign corporate joint venture, KPNQwest, is essentially permanent in duration. As a result, Qwest has not recorded deferred income taxes related to its investment in KPNQwest. The amount of unrecorded deferred income taxes at December 31, 2000, was $2.8 billion. The temporary differences would become taxable upon the sale of KPNQwest or if earnings were repatriated into the United States.

     The Company had unamortized investment tax credits of $154 million and $160 million as of December 31, 2000 and 1999.

                    QWEST COMMUNICATIONS INTERNATIONAL INC.

NOTE 8: STOCKHOLDERS' EQUITY

     Common Stock ($0.01 par value). In conjunction with the Separation on June 12, 1998, the Parent redeemed each issued and outstanding share of Communications Group stock (other than shares of Communications Group stock held as treasury stock) for one share of U S WEST common stock. Each share of Communications Group stock held as treasury stock by the Parent was cancelled. For presentation purposes, Communications Group stock shares outstanding prior to June 12, 1998, are shown as U S WEST shares. Also for presentation purposes, in connection with the Merger, shares outstanding have been adjusted to reflect the conversion rate of 1.72932 Qwest shares for every U S WEST share.

     Preferred Stock. Under the Company's charter, the Board of Directors has the authority, without shareholder approval, to create one or more classes or series within a class of preferred stock, to issue shares of preferred stock in such class or series up to the maximum number of shares of the relevant class or series of preferred stock authorized, and to determine the preferences, rights, privileges and restrictions of any such class or series, including the dividend rights, voting rights, the rights and terms of redemption, the rights and terms of conversion, liquidation preferences, the number of shares constituting any such class or series and the designation of such class or series. Acting under this authority, the Company's Board of Directors could create and issue a class or series of preferred stock with rights, privileges or restrictions, and adopt a shareholder rights plan, having the effect of discriminating against an existing or prospective holder of securities as a result of such shareholder beneficially owning or commencing a tender offer for a substantial amount of the Company's common stock. One of the effects of authorized but unissued and unreserved shares of capital stock may be to render more difficult or discourage an attempt by a potential acquirer to obtain control of the Company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of the Company's management. The issuance of such shares of capital stock may have the effect of delaying, deferring or preventing a change in control of the Company without any further action by the shareholders of the Company. The Company has no present intention to adopt a shareholder rights plan, but could do so without shareholder approval at any future time.

     As of December 31, 2000, there were no shares of preferred stock issued and outstanding.

     Dividends. Qwest declared dividends of $0.31 and $1.36 per share of common stock during 2000 and 1999, respectively.

     Stock Options. Prior to the Merger, U S WEST adopted stock plans under which the Company could grant awards in the form of stock options, stock appreciation rights, restricted stock and phantom units, as well as substitute stock options and restricted stock awards. In connection with the Merger, all outstanding options prior to the Merger announcement have vested. Options granted after that date and prior to June 30, 2000 continue to vest according to the vesting requirements in the plan.

                    QWEST COMMUNICATIONS INTERNATIONAL INC.

     Summarized below is the activity of the U S WEST plans prior to the Merger:

                                                              NUMBER OF      WEIGHTED AVERAGE
                                                                SHARES        EXERCISE PRICE
                                                              ---------      ----------------
                                                            (IN THOUSANDS)
Outstanding January 1, 1998...............................      30,469            $18.06
  Granted.................................................      16,582             29.38
  Exercised...............................................      (4,289)            13.32
  Canceled or expired.....................................      (1,211)            21.39
                                                                ------            ------
Outstanding December 31, 1998.............................      41,551             22.23
  Granted.................................................      21,736             31.20
  Exercised...............................................      (5,205)            18.62
  Canceled or expired.....................................      (2,056)            23.38
                                                                ------            ------
Outstanding December 31, 1999.............................      56,026             25.52
  Granted.................................................      10,830             41.20
  Exercised...............................................      (7,586)            18.80
  Canceled or expired.....................................      (6,822)            36.27
                                                                ------            ------
Outstanding June 30, 2000 (Merger date)...................      52,448            $29.64
                                                                ======            ======

     Options to purchase 33.9 million shares, 22.7 million shares and 10.2 million shares of U S WEST (accounting acquirer) common stock at weighted average per share exercise prices of $26.67, $19.94 and $17.43, were exercisable at June 30, 2000, December 31, 1999 and December 31, 1998, respectively.

     On June 23, 1997, Qwest adopted the Equity Incentive Plan, which was amended and restated on June 1, 1998. This plan permits the grant of non-qualified stock options, incentive stock options, stock appreciation rights, restricted stock, stock units and other stock grants. The maximum number of shares of common stock that may be issued under the Equity Incentive Plan at any time pursuant to awards is equal to 10% of the aggregate number of common shares issued and outstanding (determined as of the close of trading on the New York Stock Exchange on the preceding trading day). As of December 31, 2000, the maximum number of shares available was 167 million.

     The Company's Compensation Committee determines the exercise price for each option; however, stock options must have an exercise price that is at least equal to the fair market value of the common stock on the date the stock option is granted, subject to certain restrictions. Stock option awards generally vest in equal increments over a five-year period, and awards granted under the Equity Incentive Plan will immediately vest upon any change in control of the Company, as defined, unless provided otherwise by the Compensation Committee at the time of grant. Options granted in 2000, 1999 and 1998 have terms ranging from six to ten years.

                    QWEST COMMUNICATIONS INTERNATIONAL INC.

     Summarized below is the activity of the Qwest (acquired entity for accounting purposes) plans prior to the Merger and combined Qwest activity subsequent to the Merger:

                                                            NUMBER OF      WEIGHTED AVERAGE
                                                              SHARES        EXERCISE PRICE
                                                          --------------   ----------------
                                                          (IN THOUSANDS)
Outstanding January 1, 1998.............................      27,892            $ 7.95
  Granted...............................................      26,278             16.84
  Assumed in connection with LCI merger.................      31,540              8.32
  Exercised.............................................     (23,314)             6.83
  Canceled or expired...................................      (2,094)            13.29
                                                             -------            ------
Outstanding December 31, 1998...........................      60,302             12.02
  Granted...............................................      35,262             31.69
  Exercised.............................................     (13,827)             9.68
  Canceled or expired...................................     (12,826)            17.12
                                                             -------            ------
Outstanding December 31, 1999...........................      68,911             21.48
  Granted...............................................      41,698             45.52
  U S WEST options converted upon Merger................      52,448             29.64
  Exercised.............................................     (20,834)            16.21
  Canceled or expired...................................     (12,145)            34.65
                                                             -------            ------
Outstanding December 31, 2000...........................     130,078            $32.19
                                                             =======            ======

     Options to purchase 22.7 million and 10.2 million shares of Qwest common stock (the acquired entity for accounting purposes) at weighted average exercise prices of $19.94 and $17.43 were exercisable at December 31, 1999 and 1998, respectively.

     The outstanding options at December 31, 2000 have the following characteristics (shares in thousands):

                                           OUTSTANDING OPTIONS             EXERCISABLE OPTIONS
                                   ------------------------------------   ----------------------
                                                  WEIGHTED     WEIGHTED                 WEIGHTED
                                                   AVERAGE     AVERAGE                  AVERAGE
RANGE OF                             NUMBER       REMAINING    EXERCISE     NUMBER      EXERCISE
EXERCISE PRICES                    OUTSTANDING   LIFE(YEARS)    PRICE     EXERCISABLE    PRICE
---------------                    -----------   -----------   --------   -----------   --------
$ 0.00-$19.00....................     22,640        6.35        $12.06      16,470       $12.28
$19.01-$29.00....................     27,648        7.83         25.75      14,082        23.62
$29.01-$33.00....................     20,322        8.18         30.49      12,403        30.14
$33.01-$42.00....................     28,605        8.90         38.73       9,536        38.09
$42.01-$49.00....................     20,369        9.62         46.43         224        45.07
$49.01-$60.00....................     10,494        9.50         50.40          18        49.92
                                     -------        ----        ------      ------       ------
          Total..................    130,078        8.28        $32.19      52,733       $24.33
                                     =======        ====        ======      ======       ======

                    QWEST COMMUNICATIONS INTERNATIONAL INC.

     Had the Company accounted for employee stock option grants under the fair value method prescribed by SFAS No. 123, "Accounting for Stock-Based Compensation," the pro forma results would have been as follows:

                                                                YEAR ENDED DECEMBER 31,
                                                              ---------------------------
                                                               2000      1999      1998
                                                              -------   -------   -------
                                                                 (DOLLARS IN MILLIONS,
                                                               EXCEPT PER SHARE AMOUNTS)
Net (loss) income:
  As reported...............................................  $  (81)   $1,342    $1,508
  Pro forma.................................................    (167)    1,293     1,479
(Loss) earnings per share:
  As reported -- basic......................................  $(0.06)   $ 1.54    $ 1.76
  As reported -- diluted....................................   (0.06)     1.52      1.75
  Pro forma -- basic........................................   (0.13)     1.48      1.73
  Pro forma -- diluted......................................   (0.13)     1.47      1.71

     Following are the weighted average assumptions used with the Black-Scholes option-pricing model to estimate the fair value of options granted during 2000, 1999 and 1998:

                                                             YEAR ENDED DECEMBER 31,
                                                            -------------------------
                                                             2000      1999     1998
                                                            ------    ------    -----
Risk-free interest rate...................................     6.0%      5.6%     5.5%
Expected dividend yield...................................     1.0%      0.0%     4.2%
Expected option life (years)..............................     4.7       4.0      4.0
Expected stock price volatility...........................    52.6%     57.0%    22.9%
Weighted average grant date fair value....................  $23.03    $27.87    $8.75

     Approximately 31 million shares of common stock were available for grant at December 31, 2000. Approximately 75 million shares of common stock were reserved for issuance at December 31, 2000.

     Employee Stock Purchase Plan. In October 1998, Qwest (the acquired entity for accounting purposes) instituted an Employee Stock Purchase Plan ("ESPP"). The Company is authorized to issue approximately 1.6 million shares of Qwest common stock to eligible employees. Under the terms of the ESPP, eligible employees may authorize payroll deductions of up to 15% of their base compensation, as defined, to purchase Qwest common stock at a price of 85% of the fair market value of the Qwest common stock on the last trading day of the month in which the Qwest common stock is purchased. Shares purchased prior to the Merger were 253,766 in 2000; 443,242 in 1999 and 21,134 in 1998. Shares
purchased subsequent to the Merger were 349,868 in 2000.

     Growth Share Plan. Qwest (the acquired entity for accounting purposes) had a Growth Share Plan for certain of its employees and directors. A "Growth Share" is a unit of value based on the increase in value of Qwest over a specified measurement period. Upon vesting, settlement of each Growth Share is made in Qwest common stock. All Growth Share grants have been made based on a beginning Qwest value that was greater than or equal to the fair value of Qwest at the grant date.

     Prior to the Merger, Qwest recognized approximately $3.5 million, $6 million and $9 million of expense for the Growth Share Plan in 2000, 1999 and 1998, respectively. Subsequent to the Merger, the Company recognized $3.5 million of expense in 2000.

                    QWEST COMMUNICATIONS INTERNATIONAL INC.

     The following table summarizes the activity of the number of shares of Qwest common stock allocated for the settlement of outstanding Growth Shares:

                                                            NUMBER OF
                                                             SHARES
                                                            ---------
December 31, 1997 outstanding balance.....................   625,426
  1998 settlements........................................   (65,472)
                                                            --------
December 31, 1998 outstanding balance.....................   559,954
  1999 settlements........................................   (37,516)
                                                            --------
December 31, 1999 outstanding balance.....................   522,438
  2000 settlements........................................  (165,715)
                                                            --------
December 31, 2000 outstanding balance.....................   356,723
                                                            ========

     Due to the Merger, all Growth Shares were vested at December 31, 2000 and approximately $29 million was included in other liabilities related to outstanding Growth Shares. In the first quarter of 2001, the Company issued approximately 357,000 shares of Qwest common stock in settlement of all remaining vested Growth Shares.

NOTE 9: COMMITMENTS AND CONTINGENCIES

  Commitments

     Take-or-Pay Contracts. In July 1999, the Company and Global Crossing entered into a purchase agreement under which Qwest agreed to purchase services from Global Crossing over a four-year period in a total amount of $140 million. This agreement was entered into in connection with the termination of the U S WEST and Global Crossing merger. At the end of the two-year period following the signing of the agreement, Qwest must pay Global Crossing an amount equal to the difference between $140 million and the amount of services purchased under the agreement at that time. The amount of the differential payment will be credited by Global Crossing against all purchases by Qwest of services from Global Crossing during the remaining two years of the agreement. Under the agreement, Qwest is entitled to purchase services on any of Global Crossing's network segments at the most favorable commercially available prices offered by Global Crossing. As of December 31, 2000, Qwest had purchased $135 million in services under this agreement.

     Qwest CyberCenters (SM). In March 2000, Qwest and IBM Global Services ("IBM") formed a strategic business alliance to deliver next-generation e-business services and applications through the construction and activation of CyberCenters throughout North America. IBM, as the contractor, will build and provide operational support for 28 CyberCenters for Qwest. IBM will lease hosting space in these CyberCenters and will purchase telecommunications services from Qwest, with the total revenue expected to be approximately $2.5 billion over the seven-year term of the agreement. Under this alliance, Qwest agreed to purchase equipment and services from IBM, as contractor, over a seven-year period, which combined with the construction services, is expected to be approximately $2.5 billion. As of December 31, 2000, Qwest had purchased $26 million in equipment and services under this agreement.

     Minimum Usage Requirements. The Company has agreements with certain telecommunications inter-exchange carriers ("IXCs") and third party vendors that require the Company to maintain minimum monthly and/or annual billings based on usage. The Company has historically met all requirements and believes the minimum usage commitments will continue to be met.

  Contingencies

     Litigation. In January 2001, an amended purported class action complaint was filed against Qwest and certain current and former officers and directors on behalf of stockholders of U S WEST. The complaint alleges

                    QWEST COMMUNICATIONS INTERNATIONAL INC.

that Qwest has a duty to pay a quarterly dividend to U S WEST stockholders of record as of June 30, 2000. Plaintiffs further claim that the defendants' efforts to close the Merger in advance of the record date and the defendants' failure to pay the dividend breaches fiduciary duties owed to stockholders of U S WEST. Qwest has filed a motion to dismiss the complaint, which is pending.

     Through December 2000, seven purported class action complaints have been filed in various state courts against Qwest and U S WEST on behalf of customers in the states of Arizona, Colorado, Minnesota, New Mexico, Oregon, Utah and Washington. The complaints allege, among other things, that from 1993 to the present, U S WEST, in violation of alleged statutory and common law obligations, willfully delayed the provision of local telephone service to the purported class members. In addition, the complaints allege that U S WEST misrepresented the date on which such local telephone service was to be provided to the purported class members. The complaints seek compensatory damages for purported class members, disgorgement of profits and punitive damages. As of November 11, 2000, the parties have signed agreements to settle the complaints. The agreements are subject to a variety of conditions, including court approval.

     In April 1999, CSX Transportation, Inc. filed a complaint in federal district court in Jacksonville, Florida against Qwest claiming breach of a 1995 contract. Discovery in the case is ongoing and the trial is scheduled to commence in October 2001.

     Through December 2000, several purported class actions have been filed in various state courts against Qwest on behalf of landowners in Georgia, Indiana, Kansas, Louisiana, Missouri, Oregon, Tennessee and Texas. The complaints challenge Qwest's right to install its fiber optic cable network in railroad rights-of-way. The complaints allege that the railroads own a limited property right-of-way that did not include the right to permit Qwest to install its fiber optic cable network on the plaintiffs' property. The Indiana action purports to be on behalf of a national class of landowners adjacent to railroad rights-of-way over which the Qwest network passes; the Georgia, Kansas, Louisiana, Missouri, Oregon, Tennessee and Texas actions purport to be on behalf of a class of such landowners in Georgia, Kansas, Louisiana, Missouri, Oregon, Tennessee and Texas, respectively. The complaints seek damages on theories of trespass and unjust enrichment, as well as punitive damages. The Company received, and may in the future receive, additional claims and demands that may be based on similar or different legal theories.

     From March 2, 2000 to March 9, 2000, five purported class action complaints were filed against Qwest in state court in Delaware on behalf of Qwest stockholders. The complaints allege that Qwest and its directors breached their fiduciary duty by entering into the Merger and by agreeing not to solicit alternative transactions. Since the filing of the complaints, there has been no discovery or other activity in the cases.

     On March 17, 2000, and March 20, 2000, two class action complaints were filed in federal district court in Delaware against Qwest and Joseph Nacchio on behalf of U S WEST stockholders. The complaints allege, among other things, that Qwest and Mr. Nacchio made material false statements regarding Qwest's intent to solicit an alternative transaction to the Merger. Since the filing of the complaints, there has been no discovery or other activity in the cases.

     In 1999, 12 purported class action complaints were filed against U S WEST and its directors on behalf of U S WEST stockholders. Each of the complaints allege that the defendants breached their fiduciary duties to the class members by refusing to seek all bona fide offers for U S WEST and refusing to consider the Qwest proposal. Since the filing of the complaints, there has been no discovery or other activity in the cases.

     Various other litigation matters have been filed against Qwest. Management intends to vigorously defend these outstanding claims.

     Qwest has provided for the above matters in its financial statements as of December 31, 2000. The Company does not expect any material adverse impacts in excess of such provision as a result of the ultimate resolution of these matters.

                    QWEST COMMUNICATIONS INTERNATIONAL INC.

     Intellectual Property. Qwest frequently receives offers to take licenses for patent and other intellectual rights, including rights held by competitors in the telecommunications industry, in exchange for royalties or other substantial consideration. Qwest also regularly receives allegations that Qwest products or services infringe upon various intellectual property rights, together with demands that Qwest discontinue the alleged infringement. The Company normally investigates such offers and allegations and responds appropriately, including defending itself vigorously when appropriate. There can be no assurance that, if one or more of these allegations proved to have merit and involved significant rights or royalties, it would not have a material adverse effect on Qwest.

     Contingent Payment Arrangements. In connection with the Merger, Qwest was required to divest transport services between local access and transport areas ("LATAs") within U S WEST's 14-state region local service area. In June 2000, the Company sold its interLATA customer base, along with other assets. Under the terms of the agreement, the purchase price paid is subject to adjustment for revenue fluctuations during the 90 days subsequent to the agreement date. Depending on certain circumstances, the revenue adjustment may not be settled until the end of the first quarter 2001. Qwest does not expect the adjustment, if any, to have a material adverse impact on its consolidated results of operations or financial position.

     Regulatory Matters. Qwest has pending regulatory actions in local regulatory jurisdictions which call for price decreases, refunds or both. These actions are generally routine and incidental to Qwest's business.

     From time to time, Qwest receives complaints and becomes subject to investigations regarding tarriffs, "slamming" (the practice of changing long-distance carriers without the customer's consent) and other matters. In 2000, the California Public Utilities Commission opened an investigation relating to certain slamming complaints. A purported class action complaint was filed in federal court in Connecticut containing slamming allegations. The Attorney General of Connecticut has also filed a similar complaint in state court in Connecticut. Qwest may receive complaints or become subject to investigations in the future. Such complaints or investigations could result in the imposition of certain fines and other penalties.

NOTE 10: SEGMENT INFORMATION

     Qwest operates in four segments: retail services, wholesale services, network services and directory services. The retail services segment provides local telephone services, long-distance services, wireless services and data services. The wholesale services segment provides (i) exchange access services that connect customers to the facilities of IXCs and (ii) interconnection to the Qwest telecommunications network to CLECs. The network services segment provides access to the Qwest telecommunications network, including Qwest's information technologies, primarily to the Company's retail services and wholesale services segments. The directory services segment publishes White and Yellow Pages telephone directories and provides electronic directory and other information services. Qwest provides the majority of its services to more than 25 million residential and business customers in Arizona, Colorado, Idaho, Iowa, Minnesota, Montana, Nebraska, New Mexico, North Dakota, Oregon, South Dakota, Utah, Washington and Wyoming.

     Following is a breakout of the Company's segments. The accounting policies used are the same as those used in the consolidated financial statements. The "other" category includes unallocated corporate expenses and

                    QWEST COMMUNICATIONS INTERNATIONAL INC.

revenues. Beginning in fiscal 2000, Qwest internally tracks only the assets and capital expenditures of its Directory Services segment. Reconciling items include unallocated assets and capital expenditures.

                                                               TOTAL
                                                           COMMUNICATIONS
                          RETAIL    WHOLESALE   NETWORK     AND RELATED     DIRECTORY           RECONCILING
                         SERVICES   SERVICES    SERVICES      SERVICES      SERVICES    OTHER      ITEMS      COMBINED
                         --------   ---------   --------   --------------   ---------   -----   -----------   --------
                                                             (DOLLARS IN MILLIONS)
2000
External revenues......  $11,913     $3,194     $   353       $15,460        $1,546     $  --       (396)     $16,610
Intersegment
  revenues.............      121         --          99           220            15        --       (235)          --
EBITDA(1)..............    7,236      2,523      (2,962)        6,797           896      (322)        --        7,371
Assets.................       --         --          --            --           829        --     72,672       73,501
Capital expenditures...       --         --          --            --            41        --      6,556        6,597
1999
External revenues......    9,022      2,871         242        12,135         1,446        --       (399)      13,182
Intersegment
  revenues.............       87         --          60           147            10        --       (157)          --
EBITDA.................    6,111      2,157      (2,793)        5,475           741      (116)        --        6,100
Assets.................       --         --          --            --           819        --     22,453       23,272
Capital expenditures...      587        111       3,199         3,897            48        (1)        --        3,944
1998
External revenues......    8,556      2,590         214        11,360         1,277        --       (242)      12,395
Intersegment
  revenues.............       28         --          70            98            10        --       (108)          --
EBITDA.................    6,194      1,908      (2,776)        5,326           657      (234)        --        5,749
Assets.................       --         --          --            --           524        --     17,883       18,407
Capital expenditures...      362         --       2,143         2,505            42       125         --        2,672

---------------

(1) Earnings before interest, income taxes, depreciation and amortization ("EBITDA") does not include non-recurring and non-operating items such as Merger costs, asset write-offs and impairments, gains/losses on the sale of investments and fixed assets, changes in the market values of investments, one-time legal charges, in-region long-distance activity, Qwest construction activity, Separation charges, regulatory accruals and sales of local telephone exchanges. EBITDA does not represent cash flow for the periods presented and should not be considered as an alternative to net earnings
    (loss) as an indicator of the Company's operating performance or as an alternative to cash flows as a source of liquidity, and may not be comparable with EBITDA as defined by other companies.

     A reconciliation from Segment EBITDA to pre-tax income follows:

                                                             YEAR ENDED DECEMBER 31,
                                                             ------------------------
                                                              2000     1999     1998
                                                             ------   ------   ------
                                                              (DOLLARS IN MILLIONS)
Segment EBITDA.............................................  $7,371   $6,100   $5,749
Less:
Separation costs...........................................      --       --      129
Merger-related and other charges...........................   1,752       --       --
Other expense -- net.......................................   1,697    1,435      630
Taxes other than income taxes..............................     454      396      372
Depreciation and amortization..............................   3,342    2,367    2,199
                                                             ------   ------   ------
Pre-tax income.............................................  $  126   $1,902   $2,419
                                                             ======   ======   ======

                    QWEST COMMUNICATIONS INTERNATIONAL INC.

NOTE 11: QUARTERLY FINANCIAL DATA (UNAUDITED)

                                                                  QUARTERLY FINANCIAL DATA
                                                            -------------------------------------
                                                             FIRST    SECOND     THIRD    FOURTH
                                                            QUARTER   QUARTER   QUARTER   QUARTER
                                                            -------   -------   -------   -------
                                                                    (DOLLARS IN MILLIONS)
2000
Revenues..................................................  $3,377    $3,450    $4,765    $5,018
Net income (loss).........................................     404      (121)     (248)     (116)
Earnings (loss) per share:
  Basic...................................................    0.46     (0.14)    (0.15)    (0.07)
  Diluted.................................................    0.45     (0.14)    (0.15)    (0.07)
1999
Revenues..................................................  $3,168    $3,227    $3,296    $3,491
Net income................................................     634       406       136       166
Earnings per share:
  Basic...................................................    0.73      0.47      0.16      0.19
  Diluted.................................................    0.72      0.46      0.15      0.19

NOTE 12: SUBSEQUENT EVENTS

     In January 2001, Qwest repurchased 22.22 million shares of its common stock from BellSouth Corporation ("BellSouth") for $1.0 billion in cash. The repurchased shares will be available to satisfy the Company's obligations under its employee benefits and options programs. As part of the transaction, BellSouth agreed to purchase $250 million in services from Qwest over the next five years. BellSouth will pay for these services in shares of Qwest common stock.

MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

     The United States market for trading in Qwest common stock is the New York Stock Exchange. As of March 5, 2001, the Company's common stock was held by approximately 491,036 stockholders of record.

                                                     MARKET PRICE
                                          ----------------------------------
   PER SHARE MARKET AND DIVIDEND DATA       HIGH         LOW         CLOSE     DIVIDENDS(1)
   ----------------------------------     --------   ------------   --------   ------------
2000
First quarter...........................  $79.0000     $65.1250     $72.6250     $0.5350
Second quarter(2).......................   91.0000      66.0000      85.7500      0.0000
Third quarter...........................   57.8750      43.5000      48.1250      0.0000
Fourth quarter..........................   51.4375      32.3750      40.8750      0.0000
1999
First quarter...........................  $65.6250     $53.3125     $55.0625     $0.5350
Second quarter..........................   62.2500      51.5625      58.7500      0.7500
Third quarter...........................   60.2500      51.7500      57.0625      0.5350
Fourth quarter..........................   73.0000      57.0000      72.0000      0.5350

---------------

(1) The decrease in 2000 dividends was due to a change in the Company's dividend policy after the merger between Qwest and U S WEST

(2) The merger between Qwest and U S WEST was effective June 30, 2000. The stock prices prior to June 30, 2000 reflect the price of U S WEST common stock. On June 30, 2000, each share of U S WEST common stock was converted into the right to receive 1.72932 shares of Qwest common stock and cash in lieu of fractional shares.