Form 10-K/A, Exhibit 13
period 2000-12-31
QWEST COMMUNICATIONS INTERNATIONAL INC
filed 2001-08-20
CIK 1037949

                                                                      EXHIBIT 13

        SELECTED PORTIONS OF QWEST'S 2000 ANNUAL REPORT TO SHAREHOLDERS


     Following are portions of the financial section of Qwest's 2000 Annual Report. Our 2000 Annual Report will be available on the Internet beginning March 20, 2001. To view the annual report online, visit our website at www.qwest.com/shareholder2001.


     You may also request that a printed copy be mailed to you in one of two ways:

          (1) by completing the literature request form at www.qwest.com/about/investor and then select "request materials" or

          (2) by writing to Investor Relations, Qwest Communications International Inc., 1801 California Street, 51st Floor, Denver, Colorado 80202.

FINANCIAL CONTENTS


F-2                  F-3                 F-4            F-8             F-31
QUANTITATIVE         INDEPENDENT         FINANCIAL      NOTES TO        MARKET FOR
AND QUALITATIVE      AUDITORS' REPORT    STATEMENTS     CONSOLIDATED    REGISTRANT'S COMMON
DISCLOSURES ABOUT                                       FINANCIAL       STOCK AND RELATED
MARKET RISK                                             STATEMENTS      STOCKHOLDER MATTERS


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